Exhibit 99.2
Management's Discussion and Analysis (“MD&A”)
Quarterly Report on the Second Quarter of 2022

This portion of the Quarterly Report provides management’s discussion and analysis (“MD&A”) of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations as at, and for the three and six month periods ended June 30, 2022, in comparison to the corresponding prior-year periods. The MD&A is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our”, the “Company” or the "Group"), our operations, financial performance and present and future business environment. This MD&A, which has been prepared as of August 5, 2022, is intended to supplement and complement the condensed unaudited interim consolidated financial statements and notes thereto, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”), including International Accounting Standard 34 Interim Financial Reporting (“IAS 34”), for the three and six month periods ended June 30, 2022 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 80 to 84. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated financial statements for the two years ended December 31, 2021, the related annual MD&A included in the 2021 Annual Report, and the most recent Form 40–F/Annual Information Form on file with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities. These documents and additional information relating to the Company are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of United States dollars (“$” or “US$”), unless otherwise specified.
For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipated”, “vision”, “aim”, “strategy”, “target”, “plan”, “opportunities”, “guidance”, “forecast”, “outlook”, “objective”, “intend”, “project”, “pursue”, “goal”, “continue”, “committed” “budget”, “estimate”, “potential”, “prospective”, “future”, “focus”, “during”, “ongoing”, “following”, “subject to”, “scheduled”, “may”, “will”, “can”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; cash flow forecasts; projected capital, operating and exploration expenditures; the share buyback program and performance dividend policy, including the criteria for dividend payments; mine life and production rates; Barrick’s engagement with local communities to manage the Covid-19 pandemic, including Covid-19 vaccination initiatives and Covid-19 protocols at Barrick’s minesites; projected capital estimates and anticipated permitting timelines related to the Goldrush Project; the process for the reconstitution of a joint venture to carry out the future development and operation of the Reko Diq project; the planned updating of the historical Reko Diq feasibility study and our plans upon the project’s reconstitution; the proposed fiscal terms applicable to the Reko Diq project and the joint venture through which it is held; our plans and expected completion and benefits of our growth projects, including the Goldrush Project, Turquoise Ridge Third Shaft, Pueblo Viejo plant expansion and mine life extension project, and Veladero Phase 7 leach pad and power transmission projects; capital expenditures related to upgrades and ongoing management initiatives, including at North Mara; Barrick’s global exploration strategy and planned exploration activities; the impact of Nevada’s new mining excise tax on Nevada Gold Mines; the timeline for execution and effectiveness of definitive agreements and formation of a new joint venture to implement the Framework Agreement between Papua New Guinea and Barrick Niugini Limited (“BNL”); the duration of the temporary suspension of operations at Porgera, the conditions for the reopening of the mine and the timeline to recommence operations; our pipeline of high confidence projects at or near existing operations; potential mineralization and metal or mineral recoveries; our ability to convert resources into reserves; asset sales, joint ventures and partnerships; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including climate change, greenhouse gas emissions reduction targets (including with respect to our Scope 3 emissions), responsible water use, tailings storage facility management, biodiversity and human rights initiatives; and expectations regarding future price assumptions, financial performance and other outlook or guidance. Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current

BARRICK SECOND QUARTER 2022	1	MANAGEMENT'S DISCUSSION AND ANALYSIS

conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; the potential impact of proposed changes to Chilean law on the status of value added tax (“VAT”) refunds received in Chile in connection with the development of the Pascua-Lama project; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals, including the issuance of a Record of Decision for the Goldrush Project and/or whether the Goldrush Project will be permitted to advance as currently designed under its Feasibility Study; non-renewal of or failure to obtain key licenses by governmental authorities, including the new special mining lease for Porgera; failure to comply with environmental and health and safety laws and regulations; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by supply chain disruptions caused by the ongoing Covid-19 pandemic and global energy cost increases following the invasion of Ukraine by Russia; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick's targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions being realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets. Barrick also cautions that its 2022 guidance may be impacted by the unprecedented business and social disruption caused by the spread of Covid-19.
In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).
Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK SECOND QUARTER 2022	2	MANAGEMENT'S DISCUSSION AND ANALYSIS

Use of Non-GAAP Financial Performance Measures

We use the following non-GAAP financial performance measures in our MD&A:
■"adjusted net earnings"
■"free cash flow"
■"EBITDA"
■"adjusted EBITDA"
■"minesite sustaining capital expenditures"
■"project capital expenditures"
■"total cash costs per ounce"
■"C1 cash costs per pound"
■"all-in sustaining costs per ounce/pound"
■"all-in costs per ounce" and
■"realized price"

For a detailed description of each of the non-GAAP financial performance measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under IFRS, please refer to the Non-GAAP Financial Performance Measures section of this MD&A on pages 57 to 74. Each non-GAAP financial performance measure has been annotated with a reference to an endnote on page 75. The non-GAAP financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Index

4	Overview

	4	Financial and Operating Highlights
	7	Key Business Developments
	9	Environmental, Social and Governance
	13	Outlook
	15	Production and Cost Summary

17	Operating Performance

	18	Nevada Gold Mines
	19	Carlin
	21	Cortez
	23	Turquoise Ridge
	25	Other Mines - Nevada Gold Mines
	26	Pueblo Viejo
	28	Loulo-Gounkoto
	30	Kibali
	32	Veladero
	34	North Mara
	36	Bulyanhulu
	38	Other Mines - Gold
	39	Other Mines - Copper

40	Growth Projects

41	Exploration and Mineral Resource Management

46	Review of Financial Results

	46	Revenue
	47	Production Costs
	49	Capital Expenditures
	49	General and Administrative Expenses
	50	Exploration, Evaluation and Project Expenses
	50	Finance Costs, Net
	50	Additional Significant Statement of Income Items
	51	Income Tax Expense

52	Financial Condition Review

	52	Balance Sheet Review
	52	Shareholders’ Equity
	52	Financial Position and Liquidity
	53	Summary of Cash Inflow (Outflow)

55	Commitments and Contingencies

56	Review of Quarterly Results

56	Internal Control over Financial Reporting and Disclosure Controls and Procedures

57	IFRS Critical Accounting Policies and Accounting Estimates

57	Non-GAAP Financial Performance Measures

75	Technical Information

75	Endnotes

80	Financial Statements

85	Notes to Consolidated Financial Statements

BARRICK SECOND QUARTER 2022	3	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Overview

Financial and Operating Highlights

	For the three months ended					For the six months ended
	6/30/22	3/31/22	% Change	6/30/21	% Change	6/30/22	6/30/21	% Change
Financial Results ($ millions)
Revenues	2,859	2,853	0%	2,893	(1)%	5,712	5,849	(2)%
Cost of sales	1,850	1,739	6%	1,704	9%	3,589	3,416	5%
Net earnings[a]	488	438	11%	411	19%	926	949	(2)%
Adjusted net earnings[b]	419	463	(10)%	513	(18)%	882	1,020	(14)%
Adjusted EBITDA[b]	1,527	1,645	(7)%	1,719	(11)%	3,172	3,519	(10)%
Adjusted EBITDA margin[c]	53%	58%	(9)%	59%	(10)%	56%	60%	(7)%
Minesite sustaining capital expenditures[b,d]	523	420	25%	452	16%	943	857	10%
Project capital expenditures[b,d]	226	186	22%	203	11%	412	334	23%
Total consolidated capital expenditures[d,e]	755	611	24%	658	15%	1,366	1,197	14%
Net cash provided by operating activities	924	1,004	(8)%	639	45%	1,928	1,941	(1)%
Net cash provided by operating activities margin[f]	32%	35%	(9)%	22%	45%	34%	33%	3%
Free cash flow[b]	169	393	(57)%	(19)	989%	562	744	(24)%
Net earnings per share (basic and diluted)	0.27	0.25	8%	0.23	17%	0.52	0.53	(2)%
Adjusted net earnings (basic)[b] per share	0.24	0.26	(8)%	0.29	(17)%	0.50	0.57	(12)%
Weighted average diluted common shares (millions of shares)	1,777	1,779	0%	1,779	0%	1,778	1,779	0%
Operating Results
Gold production (thousands of ounces)[g]	1,043	990	5%	1,041	0%	2,033	2,142	(5)%
Gold sold (thousands of ounces)[g]	1,040	993	5%	1,070	(3)%	2,033	2,163	(6)%
Market gold price ($/oz)	1,871	1,877	0%	1,816	3%	1,874	1,805	4%
Realized gold price[b,g] ($/oz)	1,861	1,876	(1)%	1,820	2%	1,868	1,798	4%
Gold cost of sales (Barrick’s share)[g,h] ($/oz)	1,216	1,190	2%	1,107	10%	1,203	1,090	10%
Gold total cash costs[b,g] ($/oz)	855	832	3%	729	17%	844	723	17%
Gold all-in sustaining costs[b,g] ($/oz)	1,212	1,164	4%	1,087	11%	1,188	1,052	13%
Copper production (millions of pounds)[g]	120	101	19%	96	25%	221	189	17%
Copper sold (millions of pounds)[g]	113	113	0%	96	18%	226	209	8%
Market copper price ($/lb)	4.32	4.53	(5)%	4.40	(2)%	4.43	4.12	8%
Realized copper price[b,g] ($/lb)	3.72	4.68	(21)%	4.57	(19)%	4.20	4.32	(3)%
Copper cost of sales (Barrick’s share)[g,i] ($/lb)	2.11	2.21	(5)%	2.43	(13)%	2.16	2.26	(4)%
Copper C1 cash costs[b,g] ($/lb)	1.70	1.81	(6)%	1.83	(7)%	1.75	1.71	2%
Copper all-in sustaining costs[b,g] ($/lb)	2.87	2.85	1%	2.74	5%	2.86	2.48	15%
	As at 6/30/22	As at 3/31/22	% Change	As at 6/30/21	% Change
Financial Position ($ millions)
Debt (current and long-term)	5,144	5,144	0%	5,152	0%
Cash and equivalents	5,780	5,887	(2)%	5,138	12%
Debt, net of cash	(636)	(743)	(14)%	14	(4,643)%
a.Net earnings represents net earnings attributable to the equity holders of the Company.
b.Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
c.Represents adjusted EBITDA divided by revenue.
d.Amounts presented on a consolidated cash basis. Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
e.Total consolidated capital expenditures also includes capitalized interest of $6 million and $11 million, respectively, for the three and six month periods ended June 30, 2022 (March 31, 2022: $5 million and June 30, 2021: $3 million and $6 million, respectively).
f.Represents net cash provided by operating activities divided by revenue.
g.On an attributable basis.
h.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick's ownership share).
i.Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick's ownership share).

BARRICK SECOND QUARTER 2022	4	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

GOLD PRODUCTION[a] (thousands of ounces)	COPPER PRODUCTION[a] (millions of pounds)

GOLD COST OF SALES[b], TOTAL CASH COSTS[c],	COPPER COST OF SALES[b], C1 CASH COSTS[c],
AND ALL-IN SUSTAINING COSTS[c] ($ per ounce)	AND ALL-IN SUSTAINING COSTS[c] ($ per pound)

NET EARNINGS, ADJUSTED EBITDA[c] AND	ATTRIBUTABLE CAPITAL EXPENDITURES[e]
ADJUSTED EBITDA MARGIN[d]	($ millions)

OPERATING CASH FLOW AND FREE CASH FLOW[c]	DIVIDENDS[f] (cents per share)
a.On an attributable basis.
b.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick's ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick's ownership share).
c.Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
d.Represents adjusted EBITDA divided by revenue.
e.Total attributable capital expenditures also includes capitalized interest. Minesite sustaining and project capital expenditures are non-GAAP financial performance measures. Further information on non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
f.Dividend per share declared in respect of the stated period inclusive of the performance dividend.

BARRICK SECOND QUARTER 2022	5	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Factors affecting net earnings and adjusted net earnings1 - three months ended June 30, 2022 versus March 31, 2022
Net earnings attributable to equity holders of Barrick ("net earnings") for the three months ended June 30, 2022 were $488 million compared to $438 million in the prior quarter. The increase was primarily due to changes in our closed mine rehabilitation as a result of higher discount rate assumptions, in addition to the drivers described immediately below.
After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $419 million for the three months ended June 30, 2022 were 10% lower than the prior quarter. The decrease was primarily due to higher gold cost of sales per ounce2 and lower realized gold and copper prices1. The increase in gold cost of sales per ounce2 is a result of higher input prices driven by energy and consumables from inflationary pressures initially related to global supply chain constraints, and then exacerbated by the Russian invasion of Ukraine. The realized gold price1 was $1,861 per ounce in the three months ended June 30, 2022 compared to $1,876 per ounce in the prior quarter. The realized copper price1 was $3.72 per pound in the three months ended June 30, 2022 compared to $4.68 per pound in the prior quarter. Adjusted net earnings1 was positively impacted by higher gold sales volume due to a stronger performance across the portfolio, mainly at Carlin, Veladero, North Mara, Bulyanhulu and Turquoise Ridge, partially offset by lower sales volume at Cortez due to mine sequencing as it transitions from the end of open pit mining at Pipeline to the next phase at Crossroads, which is expected to underpin stronger performance for the asset in the fourth quarter of 2022.

Factors affecting net earnings and adjusted net earnings1 - three months ended June 30, 2022 versus June 30, 2021
Net earnings for the second quarter of 2022 were $488 million compared to $411 million in the same prior year period. The increase was primarily due to changes in our closed mine rehabilitation as a result of higher discount rate assumptions, in addition to the drivers described immediately below.
After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $419 million in the second quarter of 2022 were $94 million lower than the same prior year period. The decrease was primarily due to higher gold cost of sales per ounce2 and a lower realized copper price1, partially offset by a higher realized gold price1. The increase in gold cost of sales per ounce2 compared to the same prior year period was primarily due to higher input prices driven by energy, labor and consumables due to inflationary pressures initially related to supply chain issues, and then exacerbated by the Russian invasion of Ukraine. The realized copper price1 was $3.72 per pound in the three months ended June 30, 2022 compared to $4.57 per pound in the same prior year period. These impacts were partially offset by a higher realized gold price1. The realized gold price1 was $1,861 per ounce in the three months ended June 30, 2022 compared to $1,820 per ounce in the same prior year period.

The significant adjusting item in the three months ended June 30, 2022 was:
■$101 million ($95 million before tax and non-controlling interests) in other income adjustments primarily due to changes in our closed mine rehabilitation as a result of higher discount rate assumptions, partially offset by care and maintenance expenses at Porgera.
Refer to page 58 for a full list of reconciling items between net earnings and adjusted net earnings1 for the current and previous periods.

Factors affecting net earnings and adjusted net earnings1 - six months ended June 30, 2022 versus June 30, 2021
Net earnings for the six months ended June 30, 2022 were $926 million compared to $949 million in the same prior year period. The decrease was mainly due to the factors described further below, although also impacted by the following items:
■$92 million ($82 million before tax and non-controlling interests) in other income adjustments in the current year, primarily due to changes in our closed mine rehabilitation as a result of higher discount rate assumptions, partially offset by care and maintenance expenses at Porgera.
■an impairment reversal of $86 million (no tax impact) at Lagunas Norte following the agreement to sell our 100% interest in the Lagunas Norte mine, occurring in the prior year period.
After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $882 million for the six months ended June 30, 2022 were $138 million lower than the same prior year period. The decrease in adjusted net earnings was primarily due to higher gold cost of sales per ounce1 and lower gold sales volumes, partially offset by a higher realized gold price1. The increase in gold cost of sales per ounce2 compared to the same prior year period was primarily due to higher input prices driven by energy, labor and consumables due to inflationary pressures initially related to supply chain issues, and then exacerbated by the Russian invasion of Ukraine. The lower gold sales volume was primarily a result of lower grades processed at Pueblo Viejo, the completion of Phase 1 mining at Long Canyon in May 2022, and the end of mining at Buzwagi as the operation transitioned into closure in the third quarter of 2021. This was partially offset by higher production at Carlin as a result of the mechanical mill failure at the Goldstrike roaster which occurred in the same prior year period, at Veladero as the mine was transitioning to Phase 6 of the leach pad in the first half of 2021, and at Bulyanhulu due to the successful ramp-up of the underground mining and processing operations. These impacts were partially offset by a higher realized gold price1. The realized gold price1 was $1,868 per ounce in the six months ended June 30, 2022, compared to $1,798 per ounce in the same prior year period.
Refer to page 58 for a full list of reconciling items between net earnings and adjusted net earnings1 for the current and previous periods.

1Numerical annotations throughout the text of this document refer to the endnotes found on page 75.

BARRICK SECOND QUARTER 2022	6	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Factors affecting Operating Cash Flow and Free Cash Flow1 - three months ended June 30, 2022 versus March 31, 2022
In the three months ended June 30, 2022, we generated $924 million in operating cash flow, compared to $1,004 million in the prior quarter. The decrease of $80 million was primarily due to higher interest paid as a result of the timing of semi-annual interest payments on our bonds, combined with higher total cash costs per ounce1 and lower realized gold and copper prices1. This was partially offset by a favorable movement in working capital, mainly in accounts payable and other current assets. Operating cash flow was further positively impacted by higher gold sales volumes.
For the three months ended June 30, 2022, we recorded free cash flow1 of $169 million, compared to $393 million in the prior quarter, reflecting higher capital expenditures and lower operating cash flows. In the second quarter of 2022, capital expenditures on a cash basis were $755 million compared to $611 million in the prior quarter, due to an increase in both minesite sustaining capital expenditures1 and project capital expenditures1. Higher minesite sustaining capital expenditures1 mainly relates to increased capitalized stripping at Cortez and Lumwana. The increase in project capital expenditures1 primarily relates to the ramp-up of open pit operations at North Mara as well as the commencement of the solar plant expansion and increased expenditure on underground development at Loulo-Gounkoto.

Factors affecting Operating Cash Flow and Free Cash Flow1 - three months ended June 30, 2022 versus June 30, 2021
In the second quarter of 2022, we generated $924 million in operating cash flow, compared to $639 million in the same prior year period. The increase of $285 million was primarily due to lower cash taxes paid and a favorable movement in working capital, mainly in accounts receivable and inventory. Operating cash flow was positively impacted further by a higher realized gold price1 and negatively impacted by higher total cash costs per ounce1, lower gold sales volumes and a lower realized copper price1.
In the second quarter of 2022, we generated free cash flow1 of $169 million compared to a negative free cash flow of $19 million in the same prior year period. The increase primarily reflects higher operating cash flows, partially offset by higher capital expenditures. In the second quarter of 2022, capital expenditures on a cash basis were $755 million compared to $658 million in the second quarter of 2021. The increase in capital expenditures of $97 million was due to an increase in both minesite sustaining capital expenditures1 and project capital expenditures1. The increase in minesite sustaining capital expenditures1 is mainly due to increased capitalized stripping at Cortez and Lumwana, partially offset by lower capitalized stripping at Loulo-Gounkoto. Project capital expenditures1 increased compared to the same prior year period, primarily due to the ramp-up of open pit operations at North Mara and the expansion of power capacity, including the commencement of the solar plant expansion, at Loulo-Gounkoto.

Factors affecting Operating Cash Flow and Free Cash Flow1 - six months ended June 30, 2022 versus June 30, 2021
For the six months ended June 30, 2022, we generated $1,928 million in operating cash flow, compared to $1,941 million in the same prior year period. The decrease of $13 million was primarily due to higher total cash costs per ounce1 and lower gold sales volumes, partially offset by a higher realized gold price1. Operating cash flow was positively impacted further by lower cash taxes paid and a favorable movement in working capital, mainly in accounts payable and accounts receivable, partially offset by an unfavorable movement in other current assets.
For the six months ended June 30, 2022, we generated free cash flow1 of $562 million compared to $744 million in the same prior year period. The decrease primarily reflects higher capital expenditures. In the six months ended June 30, 2022, capital expenditures on a cash basis were $1,366 million compared to $1,197 million in the same prior year period resulting from an increase in both minesite sustaining capital expenditures1 and project capital expenditures1. Higher minesite sustaining capital expenditures1 is mainly due to increased capitalized stripping at Lumwana and Cortez, partially offset by lower capitalized stripping at Loulo-Gounkoto. The increase in project capital expenditures1 was primarily the result of the ongoing investment in the ramp-up of open pit operations that will continue throughout 2022 at North Mara; the expansion of power capacity, including the commencement of the solar plant expansion, at Loulo-Gounkoto; and the development of the Phase 7 leach pad expansion at Veladero.

Key Business Developments
Credit Facility Extended and Sustainability-Linked Metrics Established
In May 2022, we completed an amendment and restatement of the company’s undrawn $3.0 billion revolving credit facility, including an extension of the termination date by one year to May 2027, replacement of LIBOR with SOFR as the reference rate for floating interest on any US dollar funds drawn (currently nil), and the establishment of sustainability-linked metrics.
The sustainability-linked metrics incorporated into the revolving credit facility are made up of annual environmental and social performance targets directly influenced by Barrick’s actions, rather than based on external ratings. The performance targets include Scope 1 and Scope 2 greenhouse gas emissions intensity, water use efficiency (reuse and recycling rates), and Total Recordable Injury Frequency Rate ("TRIFR")3. Barrick may incur positive or negative pricing adjustments on drawn credit spreads and standby fees based on its sustainability performance versus the targets that have been set.

Performance Dividend Policy
At the February 15, 2022 meeting, the Board of Directors approved a performance dividend policy that will enhance the return to shareholders when the Company’s liquidity is strong. In addition to our base dividend, the amount of the performance dividend on a quarterly basis will be based on the amount of cash, net of debt, on our consolidated balance sheet at the end of each quarter as per the schedule below. Reflecting this policy, a quarterly dividend payment of $0.20 per share was declared by the Board of Directors at the August 5, 2022 meeting, comprised of a base dividend of $0.10 per share and a performance dividend enhancement of $0.10 per share based on our June 30, 2022 consolidated balance sheet. This follows an equivalent dividend payment of $0.20 per share declared

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on May 3, 2022 based on the March 31, 2022 consolidated balance sheet.

Performance Dividend Level	Threshold Level	Quarterly Base Dividend	Quarterly Performance Dividend	Quarterly Total Dividend
Level I	Net cash <$0	$0.10 per share	$0.00 per share	$0.10 per share
Level II	Net cash >$0 and <$0.5B	$0.10 per share	$0.05 per share	$0.15 per share
Level III	Net cash >$0.5B and <$1B	$0.10 per share	$0.10 per share	$0.20 per share
Level IV	Net cash >$1B	$0.10 per share	$0.15 per share	$0.25 per share

The declaration and payment of dividends is at the discretion of the Board of Directors, and will depend on the company’s financial results, cash requirements, future prospects, the number of outstanding common shares, and other factors deemed relevant by the Board.

Share Buyback Program
At the February 15, 2022 meeting, the Board of Directors authorized a share buyback program for the repurchase of up to $1.0 billion of the Company’s outstanding common shares over the next 12 months. As at June 30, 2022, we purchased $182 million of shares under the program, including $9 million that settled in July 2022.
The actual number of common shares that may be purchased, if any, and the timing of any such purchases, will be determined by Barrick based on a number of factors, including the Company’s financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction.
The repurchase program does not obligate the Company to acquire any particular number of common shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

Reconstituted Reko Diq Project
Barrick and the governments of Pakistan and Balochistan have reached agreement in principle on a framework that provides for the reconstitution of the Reko Diq project in the country’s Balochistan province. The project, which was suspended in 2011 due to a dispute over the legality of its licensing process, hosts one of the world’s largest undeveloped open pit copper-gold porphyry deposits.
The reconstituted project will be held 50% by Barrick and 50% by Pakistani stakeholders, comprising a 10% free-carried, non-contributing share held by the Government of Balochistan, an additional 15% held by a special purpose company owned by the Government of Balochistan and 25% owned by other federal state-owned enterprises.
Barrick will be the operator of the project and will be granted mining leases, an exploration license, surface rights and a mineral agreement stabilizing the fiscal regime applicable to the project for a specified period. The process to finalize and approve definitive agreements, including the stabilization of the fiscal regime pursuant to the mineral agreement, will involve the federal and provincial governments, as well as the Supreme Court of Pakistan. If the definitive agreements are executed and the conditions to closing are satisfied, the project will be reconstituted, including the resolution of the damages originally awarded by the International Centre for the Settlement of Investment Disputes and disputed in the International Chamber of Commerce. On closing, Barrick will start a full update of the project’s 2010 feasibility and 2011 expansion prefeasibility studies. Refer to notes 13 and 17 to the Financial Statements for more information.

Porgera Special Mining Lease
On April 9, 2021, BNL signed a binding Framework Agreement with the Independent State of Papua New Guinea (“PNG”) and Kumul Minerals Holdings Limited (“Kumul Minerals”), a state-owned mining company, setting out the terms and conditions for the reopening of the Porgera mine. On February 3, 2022, the Framework Agreement was replaced by the more detailed Porgera Project Commencement Agreement (the “Commencement Agreement”). The Commencement Agreement was signed by PNG, Kumul Minerals, BNL and its affiliate Porgera (Jersey) Limited on October 15, 2021, and it became effective on February 3, 2022, following signature by Mineral Resources Enga Limited (“MRE”), the holder of the remaining 5% of the original Porgera joint venture. The Commencement Agreement reflects the commercial terms previously agreed to under the Framework Agreement, namely that PNG stakeholders will receive a 51% equity stake in the Porgera mine, with the remaining 49% to be held by BNL or an affiliate. BNL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group. Accordingly, following the implementation of the Commencement Agreement, Barrick’s current 47.5% interest in the Porgera mine is expected to be reduced to a 24.5% interest as reflected in Barrick’s reserve and resource estimates for Porgera. BNL will retain operatorship of the mine. The Commencement Agreement also provides that PNG stakeholders and BNL and its affiliates will share the economic benefits derived from the reopened Porgera Mine on a 53% and 47% basis over the remaining life of mine, respectively, and that the Government of PNG will retain the option to acquire BNL’s or its affiliate’s 49% equity participation at fair market value after 10 years.
The provisions of the Commencement Agreement will be implemented, and work to recommence full mine operations at Porgera will begin, following the execution of a number of definitive agreements and satisfaction of a number of conditions. On April 7, 2022, one such definitive agreement, the Shareholders' Agreement for the new Porgera joint venture company was signed by BNL’s affiliate, Porgera (Jersey) Limited, and the state-owned Kumul Minerals (Porgera) Limited, and is awaiting signature by MRE to take effect. This would clear the way for the incorporation of a new Porgera joint venture company and the application for a new Special Mining Lease, a condition of the Porgera mine's reopening. On April 21, 2022, the PNG National Parliament passed legislation to provide, among other things, certain agreed tax exemptions and tax stability for the new Porgera joint venture. The passage of this legislation marks an important step toward the reopening of the Porgera mine and satisfies one of the key obligations of the PNG Government under the Commencement Agreement. This legislation was certified on May 30, 2022 and will come into effect following a public notice process under PNG law.
Other definitive agreements, which remain to be concluded, include an Operatorship Agreement pursuant to

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which BNL will operate the Porgera mine, as well as a Mine Development Contract to accompany the new SML that the new Porgera joint venture company will apply for following its incorporation. Under the terms of the Commencement Agreement, BNL will remain in possession of the site and maintain the mine on care and maintenance.
Porgera continues to be excluded from our 2022 guidance. We expect to update our guidance following both the execution of all of the definitive agreements to implement the binding Commencement Agreement and the finalization of a timeline for the resumption of full mine operations. Refer to notes 13 and 17 to the Financial Statements for more information.

Covid-19 Pandemic
Barrick continues to work closely with our local communities on managing the impacts of the Covid-19 pandemic on our people and business. Our operations are not currently being impacted in any significant manner, although we recognize the situation remains dynamic. We continue to monitor developments around the world and believe we have positioned Barrick as best we can.

Mineral Resource Management Executive Changes
After 26 years of dedicated service, Rod Quick, Mineral Resource Management and Evaluation Executive, will be departing Barrick later in 2022. Mr. Quick joined Randgold Resources in 1996 and was involved in the exploration, evaluation, and production phases of all of Randgold’s projects since the discovery and development of the Morila gold mine. He became responsible for all project development and evaluation for Randgold in 2009, and assumed the Mineral Resource Management and Evaluation Executive role with Barrick upon the merger with Randgold in 2019. Mr. Quick will be succeeded by Simon Bottoms. Mr. Bottoms joined Randgold in 2013 and has served as the Mineral Resource Manager for Barrick’s Africa and Middle East region since the merger with Randgold.

Nevada Gold Mines Management Changes
Greg Walker, Executive Managing Director, Nevada Gold Mines, will be retiring later in 2022. Mr. Walker joined Barrick in 2003 and has held progressively senior operational leadership roles during his tenure at Barrick, including as Senior Vice President, Operational and Technical Excellence before his appointment as Executive Managing Director, Nevada Gold Mines in 2019. Mr. Walker will be succeeded by Peter Richardson who was appointed Executive Managing Director Designate, Nevada Gold Mines on August 5, 2022. Mr. Richardson brings a diversified background having worked in process engineering, project management, strategy and business development, as well as mining operations leadership. He was formerly Senior Vice President and Chief Operating Officer for Lundin Mining Corp. Mr. Richardson will work with Mr. Walker, Christine Keener, Chief Operating Officer, North America, and Mark Bristow, Barrick’s President and Chief Executive Officer and the Chairman of Nevada Gold Mines, as we plan for Mr. Walker’s retirement toward the end of 2022.

Africa and Middle East Regional Management Changes
After 13 years of dedicated service, Willem Jacobs retired as Barrick's Chief Operating Officer for the Africa and the
Middle East region at the end of June 2022. Mr. Jacobs was initially employed by Randgold Resources as the Chief Operating Officer for Central and East Africa before assuming his current role at the time of the merger with Randgold.
Mr. Jacobs is succeeded by Sebastiaan Bock. Mr. Bock joined Randgold in 2008 and has served as Senior Vice-President, Chief Financial Officer for Barrick's Africa and Middle East region since the merger with Randgold.

Legal Executive Changes
On April 1, 2022, after 25 years of distinguished service, Rich Haddock transitioned from his position as General Counsel to a new role as Legal Advisor to Barrick. Over his tenure, Mr. Haddock played a critical role across the business, including most recently the framework agreement that provides for the reconstitution of the Reko Diq project.
Poupak Bahamin was appointed to the role of General Counsel on April 1, 2022. Ms. Bahamin has over 25 years of experience practicing law and joined Barrick in February 2020, after nine years as a partner with Norton Rose Fulbright.

Environmental, Social and Governance ("ESG")
At Barrick, sustainability is entrenched in our DNA: our sustainability strategy is incorporated into our business plan.
Our sustainability strategy has four main pillars: (1) ensuring we respect human rights; (2) protecting the health and safety of our people and local communities; (3) sharing the benefits of our operations; and (4) managing our impacts on the environment. Although our sustainability strategy has four pillars, our approach to sustainability is integrated and holistic; sustainability aspects and impacts do not occur in silos, but rather overlap and interlink, and must be tackled in conjunction with and reference to each other.
We implement this strategy by blending top-down accountability with bottom-up responsibility. This means we place the day-to-day ownership of sustainability, and the associated risks and opportunities, in the hands of individual sites. In the same way that each site must manage its geological, operational and technical capabilities to meet business objectives, it must also manage and identify programs, metrics, and targets that measure progress and deliver real value for the business and our stakeholders, including our host countries and local communities. The Group Sustainability Executive, supported by regional sustainability leads, provides oversight and direction over this site-level ownership, to ensure alignment with the strategic priorities of the overall business.

Governance
The bedrock of our sustainability strategy is strong governance. Our most senior management-level body dedicated to sustainability is the Environmental and Social Oversight Committee ("E&S Committee"), which connects site-level ownership of our sustainability strategy with the leadership of the Group. It is chaired by the President and Chief Executive Officer and includes: (1) regional Chief Operating Officers; (2) minesite General Managers; (3) Health, Safety, Environment and Closure Leads; (4) the Group Sustainability Executive; (5) in-house legal counsel; and (6) an independent sustainability consultant in an

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advisory role. The E&S Committee meets on a quarterly basis to review our performance across a range of key performance indicators, and to provide independent oversight and review of sustainability management.
The President and Chief Executive Officer reviews the reports of the E&S Committee with the Board's Environmental, Social, Governance & Nominating Committee (“ESG & Nominating Committee”). The reports are reviewed to ensure the implementation of our sustainability policies and to drive performance of our environmental, health and safety, corporate social responsibility, and human rights programs.
This is supplemented by weekly meetings, at a minimum, between the Regional Sustainability Leads and the Group Sustainability Executive. These meetings examine the sustainability-related risks and opportunities facing the business in real time, as well as the progress and issues integrated into weekly Executive Committee review meetings.
Our 2021 Sustainability Report has again highlighted our performance in our industry-first Sustainability Scorecard, which accounts for 25% of the long-term incentive awards for senior leaders as part of the Barrick Partnership Plan. As we strive for continued strong performance, the Sustainability Scorecard targets and metrics were updated in the 2021 Sustainability Report for 2022. The E&S Committee tracks our progress against the 2022 metrics.
We completed the annual Dow Jones Sustainability Index ("DJSI") Corporate Sustainability Assessment during the quarter, an index that focuses on a company's ESG policy commitments, data and performance. We expect the results for the DJSI to be announced towards the end of the year.

Human rights
Our commitment to respect human rights is codified in our standalone Human Rights Policy and informed by the expectations of the UN Guiding Principles on Business and Human Rights ("UNGPs"), the Voluntary Principles on Security and Human Rights and the OECD Guidelines for Multinational Enterprises. This commitment is fulfilled on the ground via our Human Rights Program, the fundamental principles of which include: monitoring and reporting, due diligence, training, as well as disciplinary action and remedy.
We continue to assess and manage security and human rights risks at all our operations, and provide security and human rights training to security forces across our sites. In May 2022, we attended the annual Voluntary Principles on Security and Human Rights Plenary in Toronto, the first in-person plenary hosted since 2019 due to the Covid-19 pandemic. The Plenary provides a forum from the Corporate, NGO and Government pillars, as well as other stakeholders and observers, to collaborate, share experiences and training and approaches to security and human rights challenges faced by members.

Safety
We are committed to the safety, health and well-being of our people, their families and the communities in which we operate. Our safety vision is “Every person going home safe and healthy every day.”
We continue to implement our “Journey to Zero Harm” initiative which is focused on engagement with our workforce through Visible Felt Leadership, and by aligning and improving our standards across the Group, ensuring accountability to our safety commitments, and ensuring our employees are fit for duty.
We report our safety performance quarterly as both part of our E&S Committee meetings and to the ESG & Nominating Committee. Our safety performance is a regular standing agenda item on our weekly Executive Committee review meeting.
Safety key performance indicators for the second quarter of 2022 include our Lost Time Injury Frequency Rate ("LTIFR")3 at 0.33 and our Total Recordable Injury Frequency Rate ("TRIFR")3 at 1.19. The LTIFR increased by 14% from the first quarter, but the TRIFR decreased from the first quarter of 2022 by 34%.
Safety starts with our people and their behavior, and ensuring this message gets to all of our workforce on the ground, and emphasis is being placed to ensure our people live and demonstrate safe behaviors and do not compromise on safety standards.
We continue to monitor and track Covid-19 across our sites and countries of operation, with the focus on safeguarding our employees and operations from Covid-19 outbreaks. Strict screening and prevention measures remain in place at our mine gates, including ‘test to enter’ policies at some higher risk operations. We continue to implement extensive vaccination awareness campaigns to encourage uptake of the vaccines, including booster shots, by our employees.

Social
We regard our host communities and countries as important partners in our business. Our sustainability policies commit us to transparency in our relationships with host communities, government authorities, the public and other key stakeholders. Through these policies, we commit to conducting our business with integrity and with absolute opposition to corruption. We require our suppliers to operate ethically and responsibly as a condition of doing business with us.

Community and economic development
Our commitment to social and economic development is set out in our overarching Sustainable Development and Social Performance policies. Mining has been identified as vital for the achievement of the UN Sustainable Development Goals ("SDGs"), not only for its role in providing the minerals needed to enable the green transition, but also because of its ability to drive socio-economic development and build resilience. Creating long-term value and sharing economic benefits is at the heart of our approach to sustainability, as well as community development. This approach is encapsulated in three concepts:
The primacy of partnership: this means that we invest in real partnerships with mutual responsibility. Partnerships include local communities, suppliers, government, and organizations, and this approach is epitomized through our community development committees ("CDCs") with community development initiatives and investments.
Sharing the benefits: We hire and buy local wherever possible as this injects and keeps money in our local communities and host countries. By doing this, we build capacity, community resilience and create opportunity. We also invest in community development through our

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CDCs. Sharing the benefits also means paying our fair share of taxes, royalties and dividends and doing so transparently, primarily through the reporting mechanism of the Canadian Extractive Sector Transparency Measures Act (‘’ESTMA’’). In April 2022, we published our first Tax Contribution Report which sets out, in detail, our economic contributions to host governments.
Engaging and listening to stakeholders: We develop tailored stakeholder engagement plans for every operation and the business as a whole. These plans guide and document how often we engage with various stakeholder groups and allow us to proactively deal with issues before they escalate into significant risks.
We continued our community development initiatives through the CDCs during the quarter. We invested approximately $8 million in local community development projects during the second quarter of 2022.

Environment
We know the environment in which we work and our host communities are inextricably linked, and we apply a holistic and integrated approach to sustainability management. Being responsible stewards of the environment by applying the highest standards of environmental management, using natural resources and energy efficiently, recycling and reducing waste and working to protect biodiversity, we can deliver significant cost savings to our business, reduce future liabilities and help build stronger stakeholder relationships. Environmental matters such as how we use water, prevent incidents, manage tailings, respond to changing climate, and protection of biodiversity are key focuses.
We maintained our strong track record of stewardship and did not record any Class 14 environmental incidents during the second quarter of 2022 or for the year to date.

Climate Change
The ESG & Nominating Committee is responsible for overseeing Barrick’s policies, programs and performance relating to sustainability and the environment, including climate change. The Audit & Risk Committee assists the Board in overseeing the Group’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks. Climate change is built into our formal risk management process, outputs of which are regularly reviewed by the Audit & Risk Committee.
Barrick’s climate change strategy has three pillars: (1) identify, understand and mitigate the risks associated with climate change; (2) measure and reduce our greenhouse gas ("GHG") emissions across our operations and value chain; and (3) improve our disclosure on climate change. The three pillars of our climate change strategy do not focus solely on the development of emissions reduction targets, rather, we integrate and consider aspects of biodiversity protection, water management and community resilience in our approach.
We are acutely aware of the impacts that climate change has on our host communities and countries, particularly developing nations who are often most vulnerable. As the world economy transitions to renewable power, it is imperative that developing nations are not left behind. As a responsible business, we have focused our efforts on building resilience in our host communities and countries, just as we do for our business. Our climate disclosure is based on the recommendations of the Task Force on Climate-Related Financial Disclosures ("TCFD").

Identify, understand and mitigate the risks associated with climate change
We identify and manage risks, build resilience to climate change, as well as position ourselves for new opportunities. Climate change-related factors continue to be incorporated into our formal risk assessment process. We have identified several climate-related risks and opportunities for our business including: physical impacts of climate change; an increase in regulations that seek to address climate change; and an increase in global investment in innovation and low-carbon technologies. The risk assessment process includes scenario analysis, which is being rolled out to all sites with an initial focus on our Tier One Gold Assets5, to assess site-specific climate related risks and opportunities. For example, when assessing site weather-related risks, we also consider availability and access to water and the impact of increased precipitation, drought and severe storms on operations, as well as on communities near our operations.

Measure and reduce the Group’s impact on climate change
Mining is an energy-intensive business, and we understand the important link between energy use and GHG emissions. By measuring and effectively managing our energy use, we can reduce our GHG emissions, achieve more efficient production, and reduce our costs.
We have climate champions at each site that are tasked with identifying roadmaps and assessing feasibility for our GHG emissions reductions and carbon offsets for hard-to-abate emissions. Any carbon offsets that we pursue must have appropriate socioeconomic and/or biodiversity benefits. We have published an achievable emissions reduction roadmap and continue to assess further reduction opportunities across our operations. This roadmap is published in our 2021 Sustainability Report and includes committed-capital projects and projects under investigation that are reliant on technological advances.
We have also undertaken extensive work across our value chain in quantifying our Scope 3 (indirect value chain) emissions. This work has enabled us to develop a Scope 3 engagement roadmap that we will implement with our suppliers to set meaningful and measurable reduction targets, in line with the commitments made through the ICMM Climate Position Paper. Our Scope 3 emissions and engagement roadmap are also included in our 2021 Sustainability Report.

Improve our disclosure on climate change
As part of our commitment to improve our disclosure on climate change, our Sustainability Report is developed in line with the TCFD recommendations. In addition, we complete the annual CDP (formerly known as the Carbon Disclosure Project) Climate Change and Water Security questionnaires. This ensures our investor-relevant water use, emissions and climate data is widely available. The 2021 CDP Climate Change and Water Security questionnaires were completed in July 2022, and will be published by the CDP and made publicly available in the coming months.

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Emissions
As detailed in our 2021 Sustainability Report, Barrick’s GHG emissions reduction target is for a minimum 30% reduction by 2030 against our 2018 baseline, while maintaining a steady production profile. The basis of this reduction is against a 2018 baseline of 7,541 ktCO2-e.
Our emissions reduction target is grounded in climate science and has a detailed pathway for achievement. Our target is not static and will be updated as we continue to identify and implement new GHG reduction opportunities.
Ultimately, our vision is net zero GHG emissions by 2050, achieved primarily through GHG reductions, with some offsets for hard-to-abate emissions. Site-level plans to improve energy efficiency, integrate clean and renewable energy sources and reduce GHG emissions will also be strengthened, and we plan to supplement our corporate emissions reduction target with context-based site-specific emissions reduction targets.
During the second quarter of 2022, the Group's total Scope 1 and 2 (Location-Based) emissions were 1,778 kt CO2-e which is in line with emissions during the first quarter.

Water
Water is a vital and increasingly scarce global resource. Managing and using water responsibly is one of the most critical parts of our sustainability strategy. Our commitment to responsible water use is codified in our Environmental Policy. Steady, reliable access to water is critical to the effective operation of our mines. Access to water is also a fundamental human right.
Understanding the water stress in the regions we operate enables us to better understand the risks and manage our water resources through site-specific water balances, based on the International Council on Mining and Metals’ (“ICMM”) Water Accounting Framework, aimed at minimizing our water withdrawal and maximizing water reuse and recycling within our operations.
We include each mine’s water risks in its operational risk register. These risks are then aggregated and incorporated into the corporate risk register. Our identified water-related risks include: (1) managing excess water in regions with high rainfall; (2) maintaining access to water in arid areas and regions prone to water scarcity; and (3) regulatory risks related to permitting limits as well as municipal and national regulations for water use.
We set a water recycling and reuse rate annual target of 80% for 2022. Our water recycling and reuse rate for the second quarter of 2022 was 83%.

Tailings
We are committed to ensuring our tailings storage facilities ("TSFs") meet global best practices for safety. Our TSFs are carefully engineered and regularly inspected, particularly those in regions with high rainfall and seismic events.
We continue to progress our compliance to the Global Industry Standard for Tailings Management ("GISTM"), and have completed the consequence classification for a majority of sites. Sites are currently working to complete a gap assessment against the GISTM using the Conformance Protocols developed by the ICMM.

Biodiversity
Biodiversity underpins many of the ecosystem services on which our mines and their surrounding communities depend. If improperly managed, mining and exploration activities have the potential to negatively affect biodiversity and ecosystem services. Protecting biodiversity and preventing nature loss is also critical and inextricably linked to the fight against climate change. We work to proactively manage our impact on biodiversity and strive to protect the ecosystems in which we operate. Wherever possible, we aim to achieve a net neutral biodiversity impact, particularly for ecologically sensitive environments.
We continue to work to implement our Biodiversity Action Plans (“BAPs”), which have been established at all our operational sites, during 2022. The BAPs outline our strategy to achieve net-neutral impacts for all Key Biodiversity Features and their associated management plans.

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Full Year 2022 Outlook
We continue to expect 2022 gold production to be in the range of 4.2 to 4.6 million ounces, anchored by stable year-over-year performance across our portfolio of our six Tier One Gold Assets5 highlighting the importance of a world class asset base in delivering consistent performance. As previously guided, the Company's gold production is expected to improve over the second half of 2022, with the fourth quarter forecasted to be the strongest. This is mainly driven by Cortez due to production from the next mining phase at Crossroads, higher grades from Phoenix and Tongon, as well as improved underground productivity at Hemlo.
Across the rest of the Group, we continue to expect the following changes in year-over-year production versus 2021. As expected and per our previous disclosures, mining of Phase 1 at Long Canyon ceased in the second quarter of 2022 with residual heap leach production slated for the remainder of the year. This is partially offset by Veladero, where we expect a stronger performance in 2022 after the commissioning of Phase 6 in the second quarter of 2021. Furthermore, we expect higher production at Bulyanhulu in 2022 following the successful ramp-up of underground operations achieved at the end of 2021.
Our 2022 gold guidance continues to exclude Porgera. We expect to update our guidance to include Porgera following both the execution of all of the definitive agreements to implement the Commencement Agreement and the finalization of a timeline for the resumption of full mine operations.
Our 2022 gold cost guidance remains unchanged, including cost of sales of $1,070 to $1,150 per ounce2, total cash costs of $730 to $790 per ounce1 and all-in sustaining costs of $1,040 to $1,120 per ounce1. As previously disclosed, these ranges were based on a gold price assumption of $1,700 per ounce and a WTI oil price assumption of $65 per barrel. We have previously disclosed a sensitivity of approximately $5 per ounce and $6 per ounce on our 2022 gold cost guidance metrics, respectively, for every $100 per ounce change in the gold price and $10 per barrel change in the WTI oil price. Accordingly, given the higher gold price environment and the impact that the invasion of Ukraine by Russia has had on global energy prices, we now expect to be either at the top end or slightly above our gold cost guidance ranges for 2022. However, global energy prices remain extremely volatile and consequently, the ultimate impact on our cost profile is difficult to predict.
We continue to expect 2022 copper production to be in the range of 420 to 470 million pounds, with slightly higher production expected in the second half of the year. Notably in the second quarter of 2022, Lumwana achieved stronger performance earlier than anticipated for the year, with increased waste stripping now expected in the fourth quarter. Our copper cost guidance metrics for 2022 remain unchanged, which are based on a copper price assumption of $4.00 per pound.
We continue to monitor the impact of the Covid-19 pandemic and the emergence of new strains of the virus.
Our 2022 guidance may be further impacted if the operation or development of our mines and projects are disrupted due to efforts to mitigate the impact of the virus.
Notwithstanding the risks discussed above, 2022 Company guidance remains unchanged. Detailed below are the key assumptions that were used as the basis for our 2022 guidance as released on February 16, 2022.

Company Guidance ($ millions, except per ounce/pound data)	2022 Estimate
Gold production (millions of ounces)	4.20 - 4.60
Gold cost metrics
Cost of sales - gold ($/oz)	1,070 - 1,150
Total cash costs ($/oz)[a]	730 - 790
Depreciation ($/oz)	300 - 330
All-in sustaining costs ($/oz)[a]	1,040 - 1,120
Copper production (millions of pounds)	420 - 470
Copper cost metrics
Cost of sales - copper ($/lb)	2.20 - 2.50
C1 cash costs ($/lb)[a]	1.70 - 1.90
Depreciation ($/lb)	0.70 - 0.80
All-in sustaining costs ($/lb)[a]	2.70 - 3.00
Exploration and project expenses	310 - 350
Exploration and evaluation	180 - 200
Project expenses	130 - 150
General and administrative expenses	~180
Corporate administration	~130
Share-based compensation[b]	~50
Other expense	50 - 70
Finance costs, net	330 - 370
Attributable capital expenditures:
Attributable minesite sustaining[a]	1,350 - 1,550
Attributable project[a]	550 - 650
Total attributable capital expenditures	1,900 - 2,200
Effective income tax rate[c]	27% - 32%
Key assumptions (used for guidance)
Gold Price ($/oz)	1,700
Copper Price ($/lb)	4.00
Oil Price (WTI) ($/barrel)	65
AUD Exchange Rate (AUD:USD)	0.75
ARS Exchange Rate (USD:ARS)	100
CAD Exchange Rate (USD:CAD)	1.30
CLP Exchange Rate (USD:CLP)	800
EUR Exchange Rate (EUR:USD)	1.20

a.Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
b.Based on a one-month trailing average ending December 31, 2021 of US$19.23 per share.
c.Based on key assumptions included in this table.

BARRICK SECOND QUARTER 2022	13	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Operating Division Guidance
Our 2022 forecast gold and copper production, cost of salesa, total cash costsb, all-in sustaining costsb, and C1 cash costsb ranges by operating division are as follows:

Operating Division	2022 forecast attributable production (000s ozs)	2022 forecast cost of sales[a] ($/oz)	2022 forecast total cash costs[b] ($/oz)	2022 forecast all-in sustaining costs[b] ($/oz)
Gold
Carlin (61.5%)[c]	950 - 1,030	900 - 980	730 - 790	1,020 - 1,100
Cortez (61.5%)[d]	480 - 530	970 - 1,050	650 - 710	1,010 - 1,090
Turquoise Ridge (61.5%)	330 - 370	1,110 - 1,190	770 - 830	930 - 1,010
Phoenix (61.5%)	90 - 120	2,000 - 2,080	720 - 780	890 - 970
Long Canyon (61.5%)	40 - 50	1,420 - 1,500	540 - 600	540 - 620
Nevada Gold Mines (61.5%)	1,900 - 2,100	1,020 - 1,100	710 - 770	990 - 1,070
Hemlo	160 - 180	1,340 - 1,420	1,140 - 1,200	1,510 - 1,590
North America	2,100 - 2,300	1,050 - 1,130	740 - 800	1,040 - 1,120

Pueblo Viejo (60%)	400 - 440	1,070 - 1,150	670 - 730	910 - 990
Veladero (50%)	220 - 240	1,210 - 1,290	740 - 800	1,270 - 1,350
Porgera (47.5%)[e]	—	—	—	—
Latin America & Asia Pacific	620 - 680	1,140 - 1,220	700 - 760	1,040 - 1,120

Loulo-Gounkoto (80%)	510 - 560	1,070 - 1,150	680 - 740	940 - 1,020
Kibali (45%)	340 - 380	990 - 1,070	600 - 660	800 - 880
North Mara (84%)	230 - 260	820 - 900	670 - 730	930 - 1,010
Bulyanhulu (84%)	180 - 210	950 - 1,030	630 - 690	850 - 930
Tongon (89.7%)	170 - 200	1,700 - 1,780	1,220 - 1,280	1,400 - 1,480
Africa & Middle East	1,450 - 1,600	1,070 - 1,150	720 - 780	950 - 1,030

Total Attributable to Barrick[f,g,h]	4,200 - 4,600	1,070 - 1,150	730 - 790	1,040 - 1,120

	2022 forecast attributable production (M lbs)	2022 forecast cost of sales[a] ($/lb)	2022 forecast C1 cash costs[b] ($/lb)	2022 forecast all-in sustaining costs[b] ($/lb)
Copper
Lumwana	250 - 280	2.20 - 2.50	1.60 - 1.80	3.10 - 3.40
Zaldívar (50%)	100 - 120	2.70 - 3.00	2.00 - 2.20	2.50 - 2.80
Jabal Sayid (50%)	70 - 80	1.40 - 1.70	1.30 - 1.50	1.30 - 1.60
Total Copper[g]	420 - 470	2.20 - 2.50	1.70 - 1.90	2.70 - 3.00
a.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick's ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick's ownership share).
b.Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
c.Included within our 61.5% interest in Carlin is Nevada Gold Mines' 100% interest in South Arturo.
d.Includes Goldrush.
e.Porgera was placed on temporary care and maintenance on April 25, 2020 and remains excluded from our 2022 guidance. We expect to update our guidance to include Porgera following both the execution of definitive agreements to implement the Commencement Agreement and the finalization of a timeline for the resumption of full mine operations. Refer to page 8 for further details.
f.Total cash costs and all-in sustaining costs per ounce include costs allocated to non-operating sites.
g.Operating division guidance ranges reflect expectations at each individual operating division, and may not add up to the company-wide guidance range total. Guidance ranges exclude Pierina which is producing incidental ounces while in closure.
h.Includes corporate administration costs.

BARRICK SECOND QUARTER 2022	14	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Production and Cost Summary - Gold

	For the three months ended
	6/30/22	3/31/22	% Change	6/30/21	% Change
Nevada Gold Mines LLC (61.5%)[a]
Gold produced (000s oz)	462	459	1%	452	2%
Cost of sales ($/oz)	1,171	1,169	0%	1,111	5%
Total cash costs ($/oz)[b]	856	820	4%	717	19%
All-in sustaining costs ($/oz)[b]	1,238	1,118	11%	1,014	22%
Carlin (61.5%)[c]
Gold produced (000s oz)	243	229	6%	190	28%
Cost of sales ($/oz)	1,042	1,015	3%	1,043	0%
Total cash costs ($/oz)[b]	862	829	4%	852	1%
All-in sustaining costs ($/oz)[b]	1,192	1,139	5%	1,310	(9)%
Cortez (61.5%)[d]
Gold produced (000s oz)	97	115	(16)%	110	(12)%
Cost of sales ($/oz)	1,168	1,113	5%	1,167	0%
Total cash costs ($/oz)[b]	850	784	8%	793	7%
All-in sustaining costs ($/oz)[b]	1,538	1,150	34%	1,029	49%
Turquoise Ridge (61.5%)
Gold produced (000s oz)	75	67	12%	78	(4)%
Cost of sales ($/oz)	1,289	1,436	(10)%	1,131	14%
Total cash costs ($/oz)[b]	928	1,030	(10)%	752	23%
All-in sustaining costs ($/oz)[b]	1,195	1,281	(7)%	904	32%
Phoenix (61.5%)[c]
Gold produced (000s oz)	26	23	13%	28	(7)%
Cost of sales ($/oz)	2,114	2,253	(6)%	1,864	13%
Total cash costs ($/oz)[b]	895	835	7%	279	221%
All-in sustaining costs ($/oz)[b]	1,152	1,027	12%	401	187%
Long Canyon (61.5%)
Gold produced (000s oz)	21	25	(16)%	46	(54)%
Cost of sales ($/oz)	1,280	1,093	17%	691	85%
Total cash costs ($/oz)[b]	450	342	32%	168	168%
All-in sustaining costs ($/oz)[b]	459	366	25%	191	140%
Pueblo Viejo (60%)
Gold produced (000s oz)	105	104	1%	117	(10)%
Cost of sales ($/oz)	1,154	1,077	7%	904	28%
Total cash costs ($/oz)[b]	724	682	6%	533	36%
All-in sustaining costs ($/oz)[b]	1,024	948	8%	723	42%
Loulo-Gounkoto (80%)
Gold produced (000s oz)	140	138	1%	143	(2)%
Cost of sales ($/oz)	1,093	1,088	0%	993	10%
Total cash costs ($/oz)[b]	730	721	1%	610	20%
All-in sustaining costs ($/oz)[b]	1,013	982	3%	1,073	(6)%
Kibali (45%)
Gold produced (000s oz)	81	76	7%	91	(11)%
Cost of sales ($/oz)	1,164	1,137	2%	1,038	12%
Total cash costs ($/oz)[b]	738	744	(1)%	645	14%
All-in sustaining costs ($/oz)[b]	946	996	(5)%	894	6%
Veladero (50%)
Gold produced (000s oz)	58	46	26%	31	87%
Cost of sales ($/oz)	1,369	1,348	2%	1,231	11%
Total cash costs ($/oz)[b]	861	847	2%	774	11%
All-in sustaining costs ($/oz)[b]	1,461	1,588	(8)%	1,698	(14)%
Porgera (47.5%)[e]
Gold produced (000s oz)	—	—	—%	—	—%
Cost of sales ($/oz)	—	—	—%	—	—%
Total cash costs ($/oz)[b]	—	—	—%	—	—%
All-in sustaining costs ($/oz)[b]	—	—	—%	—	—%

BARRICK SECOND QUARTER 2022	15	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Production and Cost Summary - Gold (continued)

	For the three months ended
	6/30/22	3/31/22	% Change	6/30/21	% Change
Tongon (89.7%)
Gold produced (000s oz)	41	35	17%	48	(15)%
Cost of sales ($/oz)	2,025	2,036	(1)%	1,446	40%
Total cash costs ($/oz)[b]	1,558	1,667	(7)%	1,045	49%
All-in sustaining costs ($/oz)[b]	1,655	1,803	(8)%	1,162	42%
Hemlo
Gold produced (000s oz)	36	31	16%	42	(14)%
Cost of sales ($/oz)	1,698	1,727	(2)%	1,603	6%
Total cash costs ($/oz)[b]	1,489	1,503	(1)%	1,314	13%
All-in sustaining costs ($/oz)[b]	1,804	1,982	(9)%	1,937	(7)%
North Mara (84%)
Gold produced (000s oz)	66	56	18%	63	5%
Cost of sales ($/oz)	1,060	852	24%	975	9%
Total cash costs ($/oz)[b]	756	709	7%	816	(7)%
All-in sustaining costs ($/oz)[b]	957	874	9%	952	1%
Buzwagi (84%)[f]
Gold produced (000s oz)				19
Cost of sales ($/oz)				1,315
Total cash costs ($/oz)[b]				1,244
All-in sustaining costs ($/oz)[b]				1,242
Bulyanhulu (84%)
Gold produced (000s oz)	54	45	20%	35	54%
Cost of sales ($/oz)	1,163	1,216	(4)%	1,164	0%
Total cash costs ($/oz)[b]	836	847	(1)%	776	8%
All-in sustaining costs ($/oz)[b]	1,094	984	11%	916	19%
Total Attributable to Barrick[g]
Gold produced (000s oz)	1,043	990	5%	1,041	0%
Cost of sales ($/oz)[h]	1,216	1,190	2%	1,107	10%
Total cash costs ($/oz)[b]	855	832	3%	729	17%
All-in sustaining costs ($/oz)[b]	1,212	1,164	4%	1,087	11%
a.These results represent our 61.5% interest in Carlin (including NGM's 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter, reflecting the terms of the Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure, which closed on October 14, 2021), Cortez, Turquoise Ridge, Phoenix and Long Canyon.
b.Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
c.On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Carlin includes NGM's 60% interest in South Arturo up until May 30, 2021, and 100% interest thereafter, and operating results within our 61.5% interest in Phoenix includes Lone Tree up until May 31, 2021, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.
d.Includes Goldrush.
e.As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data is provided.
f.With the end of mining at Buzwagi in the third quarter of 2021, we have ceased to include production or non-GAAP cost metrics for Buzwagi from October 1, 2021 onwards.
g.Excludes Pierina, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting in the fourth quarter of 2021. Some of these assets are producing incidental ounces while in closure or care and maintenance.
h.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick's ownership share).

BARRICK SECOND QUARTER 2022	16	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Production and Cost Summary - Copper

	For the three months ended
	6/30/22	3/31/22	% Change	6/30/21	% Change
Lumwana
Copper production (millions lbs)	75	57	32%	56	34%
Cost of sales ($/lb)	2.01	2.20	(9)%	2.36	(15)%
C1 cash costs ($/lb)[a]	1.68	1.86	(10)%	1.72	(2)%
All-in sustaining costs ($/lb)[a]	3.28	3.16	4%	2.92	12%
Zaldívar (50%)
Copper production (millions lbs)	25	25	0%	22	14%
Cost of sales ($/lb)	2.88	2.85	1%	3.56	(19)%
C1 cash costs ($/lb)[a]	2.17	2.15	1%	2.68	(19)%
All-in sustaining costs ($/lb)[a]	2.65	2.64	0%	3.15	(16)%
Jabal Sayid (50%)
Copper production (millions lbs)	20	19	5%	18	11%
Cost of sales ($/lb)	1.45	1.30	12%	1.47	(1)%
C1 cash costs ($/lb)[a]	1.09	1.10	(1)%	1.27	(14)%
All-in sustaining costs ($/lb)[a]	1.19	1.17	2%	1.39	(14)%
Total Copper
Copper production (millions lbs)	120	101	19%	96	25%
Cost of sales ($/lb)[b]	2.11	2.21	(5)%	2.43	(13)%
C1 cash costs ($/lb)[a]	1.70	1.81	(6)%	1.83	(7)%
All-in sustaining costs ($/lb)[a]	2.87	2.85	1%	2.74	5%

a.Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
b.Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick's ownership share).

Operating Performance

Our presentation of reportable operating segments consists of nine gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, Veladero, North Mara and Bulyanhulu). The remaining operating segments, including our remaining gold mines, copper mines and project, have been grouped into an “Other” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

BARRICK SECOND QUARTER 2022	17	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Nevada Gold Mines (61.5% basis)a, Nevada, USA

Summary of Operating and Financial Data

			For the three months ended			For the six months ended
	6/30/22	3/31/22	% Change	6/30/21	% Change	6/30/22	6/30/21	% Change
Total tonnes mined (000s)	45,274	45,431	0%	50,481	(10)%	90,705	104,638	(13)%
Open pit ore	4,877	6,106	(20)%	9,184	(47)%	10,983	17,354	(37)%
Open pit waste	38,972	38,000	3%	39,955	(2)%	76,972	84,640	(9)%
Underground	1,425	1,325	8%	1,342	6%	2,750	2,644	4%
Average grade (grams/tonne)
Open pit mined	0.93	0.75	24%	0.97	(4)%	0.83	1.03	(19)%
Underground mined	9.17	8.79	4%	8.89	3%	8.99	9.06	(1)%
Processed	2.23	1.98	13%	1.66	34%	2.10	1.89	11%
Ore tonnes processed (000s)	8,152	9,075	(10)%	12,316	(34)%	17,227	22,341	(23)%
Oxide mill	3,027	2,954	2%	3,118	(3)%	5,981	6,289	(5)%
Roaster	1,339	1,394	(4)%	975	37%	2,733	2,372	15%
Autoclave	1,188	986	20%	1,083	10%	2,174	2,276	(4)%
Heap leach	2,598	3,741	(31)%	7,140	(64)%	6,339	11,404	(44)%
Recovery rate[b]	77%	77%	0%	79%	(3)%	77%	79%	(3)%
Oxide Mill[b]	69%	71%	(2)%	78%	(11)%	70%	76%	(7)%
Roaster	85%	85%	0%	86%	(1)%	85%	86%	(1)%
Autoclave	64%	65%	(2)%	69%	(7)%	65%	69%	(6)%
Gold produced (000s oz)	462	459	1%	452	2%	921	937	(2)%
Oxide mill	74	70	6%	82	(10)%	144	153	(6)%
Roaster	239	232	3%	197	21%	471	438	8%
Autoclave	93	87	7%	97	(4)%	180	206	(13)%
Heap leach	56	70	(20)%	76	(26)%	126	140	(10)%
Gold sold (000s oz)	463	458	1%	455	2%	921	943	(2)%
Revenue ($ millions)	878	888	(1)%	865	2%	1,766	1,754	1%
Cost of sales ($ millions)	564	535	5%	509	11%	1,099	1,017	8%
Income ($ millions)	302	363	(17)%	350	(14)%	665	725	(8)%
EBITDA ($ millions)[c]	435	502	(13)%	500	(13)%	937	1,017	(8)%
EBITDA margin[d]	50%	57%	(12)%	58%	(14)%	53%	58%	(9)%
Capital expenditures ($ millions)[e]	187	160	17%	153	22%	347	287	21%
Minesite sustaining[c]	163	130	25%	126	29%	293	239	23%
Project[c]	24	30	(20)%	27	(11)%	54	48	13%
Cost of sales ($/oz)	1,171	1,169	0%	1,111	5%	1,170	1,078	9%
Total cash costs ($/oz)[c]	856	820	4%	717	19%	838	701	20%
All-in sustaining costs ($/oz)[c]	1,238	1,118	11%	1,014	22%	1,178	972	21%
All-in costs ($/oz)[c]	1,288	1,184	9%	1,074	20%	1,237	1,023	21%
a.Barrick is the operator of Nevada Gold Mines (NGM) and owns 61.5%, with Newmont Corporation owning the remaining 38.5%. NGM is accounted for as a subsidiary with a 38.5% non-controlling interest. These results represent our 61.5% interest in Carlin (including NGM's 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter, reflecting the terms of the Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure, which closed on October 14, 2021), Cortez, Turquoise Ridge, Phoenix and Long Canyon.
b.Excludes the Gold Quarry (Mill 5) concentrator.
c.Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
d.Represents EBITDA divided by revenue.
e.Amounts presented exclude capitalized interest.

Nevada Gold Mines includes Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon. Barrick is the operator of the joint venture and owns 61.5%, with Newmont owning the remaining 38.5%. Refer to the following pages for a detailed discussion of each minesite's results.

BARRICK SECOND QUARTER 2022	18	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Carlin (61.5% basis)a, Nevada, USA

Summary of Operating and Financial Data

			For the three months ended			For the six months ended
	6/30/22	3/31/22	% Change	6/30/21	% Change	6/30/22	6/30/21	% Change
Total tonnes mined (000s)	19,917	18,634	7%	18,637	7%	38,551	37,535	3%
Open pit ore	1,507	957	57%	1,432	5%	2,464	2,314	6%
Open pit waste	17,535	16,841	4%	16,385	7%	34,376	33,600	2%
Underground	875	836	5%	820	7%	1,711	1,621	6%
Average grade (grams/tonne)
Open pit mined	1.43	0.97	47%	0.70	104%	1.25	0.80	56%
Underground mined	8.35	7.87	6%	8.43	(1)%	8.11	8.60	(6)%
Processed	3.41	3.39	1%	2.85	20%	3.40	3.15	8%
Ore tonnes processed (000s)	3,113	2,973	5%	3,256	(4)%	6,086	6,282	(3)%
Oxide mill	620	593	5%	686	(10)%	1,213	1,435	(15)%
Roasters	1,119	1,122	0%	712	57%	2,241	1,770	27%
Autoclave	577	540	7%	556	4%	1,117	1,081	3%
Heap leach	797	718	11%	1,302	(39)%	1,515	1,996	(24)%
Recovery rate[b]	75%	77%	(3)%	76%	(1)%	76%	77%	(1)%
Roasters	85%	85%	0%	86%	(1)%	85%	86%	(1)%
Autoclave	39%	46%	(15)%	44%	(11)%	42%	45%	(7)%
Gold produced (000s oz)	243	229	6%	190	28%	472	419	13%
Oxide mill	13	9	44%	9	44%	22	16	38%
Roasters	192	183	5%	147	31%	375	335	12%
Autoclave	23	25	(8)%	24	(4)%	48	49	(2)%
Heap leach	15	12	25%	10	50%	27	19	42%
Gold sold (000s oz)	246	230	7%	192	28%	476	423	13%
Revenue ($ millions)	460	435	6%	351	31%	895	759	18%
Cost of sales ($ millions)	279	232	20%	201	39%	511	420	22%
Income ($ millions)	176	215	(18)%	151	17%	391	339	15%
EBITDA ($ millions)[c]	226	257	(12)%	187	21%	483	417	16%
EBITDA margin[d]	49%	59%	(17)%	53%	(8)%	54%	55%	(2)%
Capital expenditures ($ millions)	76	69	10%	81	(6)%	145	142	2%
Minesite sustaining[c]	76	69	10%	81	(6)%	145	142	2%
Project[c]	0	0	0%	0	0%	0	0	0%
Cost of sales ($/oz)	1,042	1,015	3%	1,043	0%	1,029	993	4%
Total cash costs ($/oz)[c]	862	829	4%	852	1%	846	805	5%
All-in sustaining costs ($/oz)[c]	1,192	1,139	5%	1,310	(9)%	1,166	1,166	0%
All-in costs ($/oz)[c]	1,192	1,139	5%	1,310	(9)%	1,166	1,166	0%
a.On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Carlin includes NGM's 60% interest in South Arturo up until May 30, 2021, and 100% interest thereafter, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.
b.Excludes the Gold Quarry (Mill 5) concentrator.
c.Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
d.Represents EBITDA divided by revenue.

Safety and Environment
Carlin recorded one lost time injury ("LTI") during the second quarter of 2022 with a LTIFR3 of 0.44 per million hours worked. This compares to one LTI and a LTIFR3 of 0.50 in the prior quarter. The TRIFR3 for the second quarter of 2022 was 2.20 per million hours worked, a decrease from the prior quarter of 3.50. No Class 14 environmental incidents occurred during the second quarter of 2022.

Financial Results
Q2 2022 compared to Q1 2022
Carlin's income for the second quarter of 2022 was 18% lower than the prior quarter due to a higher cost of sales per ounce2 and a lower realized gold price1, partially offset by an increase in sales volume.
Gold production in the second quarter of 2022 was 6% higher compared to the prior quarter. This was driven by improved underground production from Leeville and the Portal mines, higher grades and recovery from the Gold Quarry concentrator, as well as higher heap leach production driven by the timing of the leach cycle and ore placement.
Total tonnes mined were 7% higher compared to the prior quarter, driven by improvements in the mining rate in both the open pit and underground. Open pit waste tonnes were largely in line with the prior quarter. Capitalized

BARRICK SECOND QUARTER 2022	19	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
waste tonnage decreased as advances were made into ore at the Goldstrike 5th NW, Gold Quarry, and Gold Star open pits. Open pit ore tonnes mined were 57% higher compared to the prior quarter, primarily driven by an increase in oxide ore mined from the Gold Star open pit, which also drove a 47% increase in the average open pit mined grade. Underground mined tonnes and average grade were 5% and 6% higher, respectively, than the prior quarter due to mine sequencing across the six underground mines, combined with improvements in mining efficiencies.
Cost of sales per ounce2 and total cash costs per ounce1 in the second quarter of 2022 were 3% and 4% higher, respectively, than the prior quarter, due to the impact of higher input costs driven by energy and consumables prices, which more than offset the benefit of higher mining rates and efficiencies. In the second quarter of 2022, all-in sustaining costs per ounce1 were 5% higher than the prior quarter due to higher total cash costs per ounce1, combined with higher minesite sustaining capital expenditures1.
Capital expenditures1 in the second quarter of 2022 increased by 10% compared to the prior quarter, primarily due to higher underground development at Goldstrike and Leeville.

Q2 2022 compared to Q2 2021
Carlin's income for the three month period ended June 30, 2022 was 17% higher than the same prior year period, mainly due to higher sales volume and a higher realized gold price1.
Gold production for the three month period ended June 30, 2022 was 28% higher than the same prior year period. Higher roaster production was due to the previously disclosed mechanical mill failure at the Goldstrike roaster on May 26, 2021, and its impact on production in the same prior year period. In addition, the current period benefited from improved oxide mill production and higher production from the heap leach facilities.
Total tonnes mined were 7% higher than the same prior year period, driven by improvements in the mining rate in both the open pit and underground. At the open pit mines, higher ore and waste tonnes were mined, while capitalized waste tonnage was lower. At the Gold Star open pit, mining continued to advance in ore, resulting in lower capitalized waste tonnes mined compared to the same prior year period. This was partially offset at the Goldstrike 5th NW layback, where waste stripping continued at higher rates than the same prior year period to meet tailings dam construction material requirements as well as scheduled ore delivery in the second half of 2022. Average open pit mined grade increased by 104% compared to the same prior year period, primarily due to the Gold Star open pit. Underground tonnes mined were 7% higher while grade was largely in line compared to the same prior year period, driven by a change in the mix of ore sources across the different underground operations as per the mine plan.
Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended June 30, 2022 were in line and 1% higher, respectively, than the same prior year period, as the benefit of higher mining rates and efficiencies was offset by higher input costs driven by energy and consumables prices, as well as the inclusion of the Nevada mining excise tax effective July 1, 2021. For the three month period ended June 30, 2022, all-in sustaining costs per ounce1 decreased by 9% compared to the same prior year period, due to lower minesite sustaining capital expenditures1.
Capital expenditures for the three month period ended June 30, 2022 decreased by 6% compared to the same prior year period, driven by lower minesite sustaining capital expenditures1 due to the purchase of an oxygen plant at the Goldstrike autoclave, which was previously owned by a third party, occurring in the same prior year period, combined with lower capitalized stripping. This was partially offset by higher underground capital development and higher capitalized drilling.

YTD 2022 compared to YTD 2021
Carlin’s income for the six month period ended June 30, 2022 was 15% higher than the same prior year period, mainly due to higher sales volume and a higher realized gold price1, partially offset by an increase in cost of sales per ounce.
Gold production for the six month period ended June 30, 2022 was 13% higher than the same prior year period, mainly due to higher roaster production following the previously disclosed mechanical mill failure at the Goldstrike roaster on May 26, 2021, and its impact on production in the same prior year period. In addition, the current period benefited from improved oxide mill production and higher production from heap leach facilities.
Total tonnes mined increased by 3% compared to the same prior year period. At the open pit mines, higher ore and waste tonnes were mined, while capitalized waste tonnage was lower. At the Gold Star open pit, mining continued to advance in ore, resulting in lower capitalized waste tonnes mined compared to the same prior year period. This was partially offset at the Goldstrike 5th NW layback, waste stripping continued at higher rates than the same prior year period to meet tailings dam construction material requirements as well as scheduled ore delivery in the second half of 2022. Average open pit mined grade increased by 56% compared to the same prior year period, primarily due to the Gold Star open pit. Underground tonnes mined were 6% higher and grade was 6% lower compared to the same prior year period, driven by a change in the mix of ore sources across the different underground operations as per the mine plan.
Cost of sales per ounce2 and total cash costs per ounce1 for the six month period ended June 30, 2022 were 4% and 5% higher, respectively, than the same prior year period, due to higher input costs driven by energy and consumables prices, as well as the inclusion of the Nevada mining excise tax effective July 1, 2021, which more than offset the benefit of higher mining rates and efficiencies. For the six month period ended June 30, 2022, all-in sustaining costs per ounce1 were in line with the same prior year period, as higher total cash costs per ounce1 were offset by lower minesite sustaining capital expenditures1 on a per ounce basis.
Capital expenditures for the six month period ended June 30, 2022 increased by 2% driven by higher capitalized stripping, underground development and capitalized drilling. This was partially offset by lower minesite sustaining capital expenditures1 due to the purchase of an oxygen plant at the Goldstrike autoclave, which was previously owned by a third party, occurring in the same prior year period.

BARRICK SECOND QUARTER 2022	20	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Cortez (61.5% basis)a, Nevada, USA

Summary of Operating and Financial Data

			For the three months ended			For the six months ended
	6/30/22	3/31/22	% Change	6/30/21	% Change	6/30/22	6/30/21	% Change
Total tonnes mined (000s)	18,333	17,895	2%	18,526	(1)%	36,228	39,449	(8)%
Open pit ore	1,084	1,623	(33)%	4,217	(74)%	2,707	6,035	(55)%
Open pit waste	16,911	15,994	6%	14,004	21%	32,905	32,804	0%
Underground	338	278	22%	305	11%	616	610	1%
Average grade (grams/tonne)
Open pit mined	0.81	1.01	(20)%	0.82	(1)%	0.93	0.83	12%
Underground mined	10.04	9.17	9%	8.45	19%	9.68	8.48	14%
Processed	2.34	1.76	33%	1.12	109%	2.00	1.35	48%
Ore tonnes processed (000s)	1,430	2,014	(29)%	4,668	(69)%	3,444	7,003	(51)%
Oxide mill	618	664	(7)%	652	(5)%	1,282	1,208	6%
Roasters	220	272	(19)%	263	(16)%	492	602	(18)%
Autoclave	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Heap leach	592	1,078	(45)%	3,753	(84)%	1,670	5,193	(68)%
Recovery rate	78%	80%	(3)%	84%	(7)%	79%	82%	(3)%
Oxide Mill	68%	72%	(6)%	80%	(15)%	70%	78%	(11)%
Roasters	88%	87%	1%	88%	0%	87%	86%	1%
Autoclave	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Gold produced (000s oz)	97	115	(16)%	110	(12)%	212	210	1%
Oxide Mill	32	35	(9)%	43	(26)%	67	79	(15)%
Roasters	47	49	(4)%	50	(6)%	96	103	(7)%
Autoclave	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Heap leach	18	31	(42)%	17	6%	49	28	75%
Gold sold (000s oz)	95	118	(19)%	110	(14)%	213	212	0%
Revenue ($ millions)	175	224	(22)%	202	(13)%	399	381	5%
Cost of sales ($ millions)	111	131	(15)%	129	(14)%	242	256	(5)%
Income ($ millions)	60	92	(35)%	72	(17)%	152	121	26%
EBITDA ($ millions)[b]	90	130	(31)%	113	(20)%	220	201	9%
EBITDA margin[c]	51%	58%	(12)%	56%	(9)%	55%	53%	4%
Capital expenditures ($ millions)[d]	76	53	43%	37	105%	129	80	61%
Minesite sustaining[b]	61	41	49%	23	165%	102	56	82%
Project[b]	15	12	25%	14	7%	27	24	13%
Cost of sales ($/oz)	1,168	1,113	5%	1,167	0%	1,138	1,207	(6)%
Total cash costs ($/oz)[b]	850	784	8%	793	7%	814	825	(1)%
All-in sustaining costs ($/oz)[b]	1,538	1,150	34%	1,029	49%	1,323	1,112	19%
All-in costs ($/oz)[b]	1,692	1,257	35%	1,156	46%	1,450	1,227	18%
a.Includes Goldrush.
b.Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
c.Represents EBITDA divided by revenue.
d.Amounts presented exclude capitalized interest.
Safety and Environment
Cortez had three LTIs during the second quarter of 2022, which resulted in a LTIFR3 of 2.89 per million hours worked, compared to 2.03 in the prior quarter. The TRIFR3 was 4.82 per million hours worked in the second quarter, a decrease from 7.10 in the prior quarter. No Class 14 environmental incidents occurred during the second quarter of 2022.

Financial Results
Q2 2022 compared to Q1 2022
Cortez’s income for the second quarter of 2022 was 35% lower than the prior quarter due to lower sales volume, higher cost of sales per ounce2, and a lower realized gold price1.
Gold production in the second quarter of 2022 was 16% lower compared to the prior quarter, mainly driven by higher leach ore placement at the end of the fourth quarter of 2021, which benefited production in the first quarter of 2022. In addition, oxide mill and roaster production were lower in the second quarter of 2022 due to lower open pit throughput and grade as we transition from the Pipeline pit to the next phase of Crossroads. In the current quarter, mining was primarily focused on stripping at Crossroads and this will continue into the third quarter of 2022. This was partially offset by an increase in Cortez Hills underground ore mined, which was negatively impacted in the prior quarter following the temporary suspension of

BARRICK SECOND QUARTER 2022	21	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
operations after the tragic fatality of an employee at the Cortez Hills underground mine.
Total tonnes mined were 2% higher compared to the prior quarter. Open pit ore tonnes mined were 33% lower compared to the prior quarter, driven primarily by the transition from the Pipeline pit to the next phase of Crossroads (Phase 5) and to a lesser extent, increased stripping at Cortez Pits. Crossroads (Phase 5) is expected to deliver oxide ore starting in the fourth quarter of 2022. Underground tonnes mined were 22% higher compared to the prior quarter, which was impacted by the temporary suspension of operations at the Cortez Hills underground mine as described above.
Cost of sales per ounce2 and total cash costs per ounce1 in the second quarter of 2022 were 5% and 8% higher, respectively, than the prior quarter, mainly due to the impact of higher input costs driven by energy and consumables prices, partially offset by a higher proportion of ounces from higher grade underground operations as described above, which has a higher cost per tonne mined but lower cost per ounce. In the second quarter of 2022, all-in sustaining costs per ounce1 were 34% higher than the prior quarter, mainly driven by higher minesite sustaining capital expenditures1, combined with higher total cash costs per ounce1.
Capital expenditures in the second quarter of 2022 were 43% higher than the prior quarter, mainly due to higher minesite sustaining capital expenditures1 driven by an increase in capitalized waste stripping at Cortez Pits and Crossroads, combined with slightly higher project capital expenditures1.

Q2 2022 compared to Q2 2021
Cortez’s income for the three month period ended June 30, 2022 was 17% lower than the same prior year period, primarily due to lower sales volume partially offset by a higher realized gold price1.
Gold production for the three month period ended June 30, 2022 was 12% lower than the same prior year period, primarily driven by lower oxide ore tonnes mined from Crossroads, partially offset by an increase in Cortez Hills underground ore tonnes mined and processed. Refractory production was slightly lower than the same prior year period due to lower open pit ore mined, partially offset by the mining of Goldrush development ore.
Total tonnes mined were 1% lower compared to the same prior year period due to decreased tonnes mined at the open pits, largely offset by an increase in underground tonnes mined. Open pit waste tonnes were up 21% and ore tonnes mined were down 74% driven by increased waste stripping at Cortez Pits and Crossroads, combined with the cessation of mining operations at the Pipeline open pit in the first quarter of 2022. Underground tonnes mined increased 11% over the same prior year period, primarily driven by increased development activity at Goldrush underground.
Cost of sales per ounce2 for the three month period ended June 30, 2022 was in line with the prior quarter, due to lower depreciation expense offset by higher total cash costs per ounce1. Total cash costs per ounce1 for the three month period ended June 30, 2022 was 7% higher than the same prior year period, mainly due to higher input costs driven by energy and consumables prices, as well as the inclusion of the Nevada mining excise tax effective July 1, 2021. This was partially offset by a higher proportion of ounces from underground production at a lower per ounce cost.
For the three month period ended June 30, 2022, all-in sustaining costs per ounce1 increased by 49% compared to the same prior year period, driven by higher total cash costs per ounce1, combined with increased minesite sustaining capital expenditures1.
Capital expenditures for the three month period ended June 30, 2022 increased by 105% from the same prior year period, due to both higher minesite sustaining1 and project capital expenditures1. Minesite sustaining capital expenditures1 were 165% higher compared to the same prior year period, primarily due to an increase in capitalized waste stripping at Cortez Pits and Crossroads. Project capital expenditures1 increased by 7% due to higher development and exploration activities at Goldrush.

YTD 2022 compared to YTD 2021
Cortez’s income for the six month period ended June 30, 2022 was 26% higher than the same prior year period, primarily due to lower cost of sales per ounce2 and a higher realized gold price1.
Gold production for the six month period ended June 30, 2022 was 1% higher than the same prior year period, primarily driven by higher heap leach production due to the timing of the leach cycle and ore placement. Across the other processing facilities, increased underground ore feed through the oxide mill and Carlin roasters, including Goldrush development ore, was largely offset by lower open pit ore processed.
Total tonnes mined were 8% lower driven by lower ore tonnes mined from the open pits. Open pit ore tonnes mined were 55% lower compared to the same prior year period, primarily driven by the transition from the Pipeline pit, which ceased mining operations in the first quarter of 2022, to the next phase at Crossroads (Phase 5). This phase is expected to deliver oxide ore in the fourth quarter of 2022. Underground tonnes mined increased by 1% over the same prior year period, driven by increased development activity at Goldrush, partially offset by the temporary suspension of operations at the Cortez Hills underground mine in the first quarter of 2022 as described above.
Cost of sales per ounce2 and total cash costs per ounce1 for the six month period ended June 30, 2022 were 6% and 1% lower, respectively, than the same prior year period, mainly due to higher grades processed, reflecting a higher proportion of ounces from underground mines, partially offset by higher input costs driven by energy and consumables prices, as well as the inclusion of the Nevada mining excise tax effective July 1, 2021. For the six month period ended June 30, 2022, all-in sustaining costs per ounce1 increased by 19% compared to the same prior year period, driven by an increase in minesite sustaining capital expenditures1, partially offset by lower total cash costs per ounce1.
Capital expenditures for the six month period ended June 30, 2022 increased by 61% from the same prior year period, due to both higher minesite sustaining1 and project capital expenditures1. Minesite sustaining capital expenditures1 were 82% higher compared to the same prior year period, primarily due to an increase in capitalized waste stripping at Crossroads. Higher project capital expenditures1 of 13% were due to increased development and exploration activities at Goldrush.

BARRICK SECOND QUARTER 2022	22	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Turquoise Ridge (61.5%), Nevada, USA

Summary of Operating and Financial Data

		For the three months ended				For the six months ended
	6/30/22	3/31/22	% Change	6/30/21	% Change	6/30/22	6/30/21	% Change
Total tonnes mined (000s)	235	211	11%	3,125	(92)%	446	6,694	(93)%
Open pit ore	24	0	100%	1,042	(98)%	24	2,200	(99)%
Open pit waste	0	0	0%	1,866	(100)%	0	4,081	(100)%
Underground	211	211	0%	217	(3)%	422	413	2%
Average grade (grams/tonne)
Open pit mined	1.52	n/a	n/a	1.74	(12)%	1.52	1.81	(16)%
Underground mined	11.05	11.87	(7)%	10.71	3%	11.46	11.15	3%
Processed	4.06	4.65	(13)%	2.98	36%	4.32	3.20	35%
Ore tonnes processed (000s)	701	539	30%	1,004	(30)%	1,240	1,971	(37)%
Oxide Mill	90	93	(3)%	99	(9)%	183	204	(10)%
Autoclave	611	446	37%	527	16%	1,057	1,195	(12)%
Heap leach	0	0	0%	378	(100)%	0	572	(100)%
Recovery rate	81%	79%	3%	84%	(4)%	80%	83%	(3)%
Oxide Mill	82%	79%	4%	81%	1%	80%	84%	(4)%
Autoclave	81%	79%	3%	84%	(4)%	80%	83%	(4)%
Gold produced (000s oz)	75	67	12%	78	(4)%	142	170	(16)%
Oxide Mill	3	3	0%	3	0%	6	8	(25)%
Autoclave	70	62	13%	73	(4)%	132	157	(16)%
Heap leach	2	2	0%	2	0%	4	5	(20)%
Gold sold (000s oz)	76	64	19%	79	(4)%	140	171	(18)%
Revenue ($ millions)	143	120	19%	145	(1)%	263	310	(15)%
Cost of sales ($ millions)	99	92	8%	90	10%	191	183	4%
Income ($ millions)	42	28	50%	55	(24)%	70	127	(45)%
EBITDA ($ millions)[a]	69	54	28%	84	(18)%	123	188	(35)%
EBITDA margin[b]	48%	45%	7%	58%	(17)%	47%	61%	(23)%
Capital expenditures ($ millions)	24	22	9%	21	14%	46	41	12%
Minesite sustaining[a]	17	16	6%	12	42%	33	21	57%
Project[a]	7	6	17%	9	(22)%	13	20	(35)%
Cost of sales ($/oz)	1,289	1,436	(10)%	1,131	14%	1,356	1,065	27%
Total cash costs ($/oz)[a]	928	1,030	(10)%	752	23%	974	696	40%
All-in sustaining costs ($/oz)[a]	1,195	1,281	(7)%	904	32%	1,234	816	51%
All-in costs ($/oz)[a]	1,284	1,376	(7)%	1,007	28%	1,326	931	42%
a.Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
b.Represents EBITDA divided by revenue.

Safety and Environment
There were four LTIs at Turquoise Ridge in the second quarter of 2022 which resulted in a LTIFR3 of 5.42, versus three LTIs and a LTIFR3 of 4.13 per million hours worked in the prior quarter. The TRIFR3 for the second quarter of 2022 was 9.49 per million hours worked, a decrease from the prior quarter of 9.64. No Class 14 environmental incidents occurred during the second quarter of 2022.

Financial Results
Q2 2022 compared to Q1 2022
Turquoise Ridge’s income for the second quarter of 2022 was 50% higher than the prior quarter due to a lower cost of sales per ounce2 and higher sales volume, partially offset by a lower realized gold price1.
Gold production in the second quarter of 2022 was 12% higher than the prior quarter due to higher throughput and recovery at the Sage autoclave following a scheduled maintenance shutdown for the entire processing plant in the first quarter of 2022.
Total tonnes mined increased by 11% compared to the prior quarter due to the mining of remnant open pit ore tonnes from Vista, while underground tonnes mined were in line with the prior quarter. Tonnes processed were 30% higher than the prior quarter following a scheduled maintenance shutdown of the entire processing plant in the first quarter of 2022 as described above. Consistent with the prior quarter, the plant processed more material than mined during the current period by drawing upon our long-term open pit stockpiles from Vista and Mega. Most of this stockpile was established prior to the formation of Nevada Gold Mines.
Cost of sales per ounce2 and total cash costs per ounce1 in the second quarter of 2022 were both 10% lower than the prior quarter, primarily due to lower maintenance costs and higher autoclave throughput as the prior quarter was impacted by a scheduled plant maintenance shutdown as described above. All-in sustaining costs per ounce1 were

BARRICK SECOND QUARTER 2022	23	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
7% lower than the prior quarter, primarily reflecting lower total cash costs per ounce1, combined with lower minesite sustaining capital expenditures1 on a per ounce basis.
Capital expenditures in the second quarter of 2022 were 9% higher than the prior quarter, mainly due to higher project capital expenditures1 at the Third Shaft, combined with higher minesite sustaining capital expenditures1.

Q2 2022 compared to Q2 2021
Turquoise Ridge’s income for the second quarter of 2022 was 24% lower than the same prior year period, mainly due to higher cost of sales per ounce and lower sales volume, partially offset by a higher realized gold price1.
Gold production for the three month period ended June 30, 2022 was 4% lower than the same prior year period, driven by the transition to an underground only mining operation combined with stockpile reclaim. Total average processed grade was 36% higher compared to the same prior year period due to a decrease in lower grade heap leach material processed as the current open pit mining phase was completed in the fourth quarter of 2021. Total tonnes mined were 92% lower compared to the same prior year period due to a decrease in open pit tonnes, also due to the completion of the current open pit mining phase in the fourth quarter of 2021. Underground tonnes mined were relatively in line compared to the same prior year period.
Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended June 30, 2022 were 14% and 23% higher, respectively, than the same prior year period due to higher input costs driven by energy and consumables prices, as well as the inclusion of the Nevada mining excise tax effective July 1, 2021. All-in sustaining costs per ounce1 increased by 32%, due to higher total cash costs per ounce1 and higher minesite sustaining capital expenditures1.
Capital expenditures for the three month period ended June 30, 2022 increased by 14% compared to the same prior year period, mainly due to an increase in minesite sustaining capital expenditures1 from higher underground development. This was partially offset by lower project capital expenditures1 at the Third Shaft as development activity ramped up in the same prior year period in order to reach final shaft depth in mid-2021.

YTD 2022 compared to YTD 2021
Turquoise Ridge’s income for the six month period ended June 30, 2022 was 45% lower than the same prior year period, mainly due to lower sales volume, and a higher cost of sales per ounce2, partially offset by a higher realized gold price1.
Gold production for the six month period ended June 30, 2022 was 16% lower compared to the same prior year period, primarily due to lower throughput at the Sage autoclave following a scheduled maintenance shutdown on the entire processing plant in the first quarter of 2022, as well as unplanned maintenance events. In addition, the complex has transitioned to an underground only mining operation combined with stockpile reclaim. This was the driver for a 35% increase in total average processed grade compared to the same prior year period, due to a decrease in lower grade heap leach material processed as the current open pit mining phase was completed in the fourth quarter of 2021.
Cost of sales per ounce2 and total cash costs per ounce1 for the six month period ended June 30, 2022 were 27% and 40% higher, respectively, than the same prior year period due to higher maintenance costs, reduced autoclave throughput, higher input costs driven by energy and consumables prices, as well as the inclusion of the Nevada mining excise tax effective July 1, 2021. All-in sustaining costs per ounce1 increased by 51%, primarily due to higher minesite sustaining capital expenditures1, combined with higher total cash costs per ounce1.
Capital expenditures for the six month period ended June 30, 2022 increased by 12% compared to the same prior year period, mainly due to an increase in minesite sustaining capital expenditures1 from higher underground development. This was partially offset by lower project capital expenditures1 at the Third Shaft as development activity ramped up in the same prior year period to reach final shaft depth in mid-2021.

BARRICK SECOND QUARTER 2022	24	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Other Mines - Nevada Gold Mines

Summary of Operating and Financial Data

						For the three months ended
	6/30/22					3/31/22
	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend-itures[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend-itures[b]
Phoenix (61.5%)[c]	26	2,114	895	1,152	5	23	2,253	835	1,027	3
Long Canyon (61.5%)	21	1,280	450	459	0	25	1,093	342	366	0
a.Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
b.Includes both minesite sustaining and project capital expenditures1.
c.On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Phoenix includes Lone Tree up until May 30, 2021, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.

Phoenix (61.5%)
Gold production for Phoenix in the second quarter of 2022 was 13% higher compared to the prior quarter, mainly driven by slightly higher grade and mill throughput.
Cost of sales per ounce2 in the second quarter of 2022 was 6% lower compared to the prior quarter due to higher grade and throughput combined with lower depreciation, partially offset by higher input costs, driven by energy prices. Total cash costs per ounce1 in the second quarter of 2022 was 7% higher compared to the prior quarter mainly due to lower copper by-product credits reflecting lower copper prices and higher input costs driven by energy and consumables prices, partially offset by higher grade and throughput. In the second quarter of 2022, all-in sustaining costs per ounce1 were 12% higher than the prior quarter due to higher total cash costs per ounce1 and higher minesite sustaining capital expenditures1.

Long Canyon (61.5%)
Gold production for Long Canyon in the second quarter of 2022 was 16% lower compared to the prior quarter, primarily due to the completion of Phase 1 mining at Long Canyon in May 2022, as previously disclosed.
Cost of sales per ounce2, total cash costs per ounce1, and all-in sustaining costs per ounce1 were 17%, 32%, and 25% higher, respectively, than the prior quarter, primarily due to the impact of lower sales volume driven by completion of Phase 1 mining as described above.
We are no longer exploring a sales process for Long Canyon. A review seeking to optimize the asset's mine life extension, including required permitting activities, is ongoing.

BARRICK SECOND QUARTER 2022	25	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Pueblo Viejo (60% basis)a, Dominican Republic

Summary of Operating and Financial Data

			For the three months ended			For the six months ended
	6/30/22	3/31/22	% Change	6/30/21	% Change	6/30/22	6/30/21	% Change
Open pit tonnes mined (000s)	4,821	4,318	12%	6,500	(26)%	9,139	13,136	(30)%
Open pit ore	1,341	1,199	12%	1,880	(29)%	2,540	4,017	(37)%
Open pit waste	3,480	3,119	12%	4,620	(25)%	6,599	9,119	(28)%
Average grade (grams/tonne)
Open pit mined	2.69	2.46	9%	2.41	12%	2.58	2.44	6%
Processed	2.95	2.47	19%	3.27	(10)%	2.69	3.41	(21)%
Autoclave ore tonnes processed (000s)	1,304	1,511	(14)%	1,307	0%	2,815	2,656	6%
Recovery rate	84%	87%	(3)%	85%	(1)%	86%	86%	0%
Gold produced (000s oz)	105	104	1%	117	(10)%	209	254	(18)%
Gold sold (000s oz)	102	104	(2)%	118	(14)%	206	259	(20)%
Revenue ($ millions)	188	203	(7)%	222	(15)%	391	468	(16)%
Cost of sales ($ millions)	118	112	5%	106	11%	230	221	4%
Income ($ millions)	59	89	(34)%	111	(47)%	148	242	(39)%
EBITDA ($ millions)[b]	95	124	(23)%	144	(34)%	219	312	(30)%
EBITDA margin[c]	51%	61%	(16)%	65%	(22)%	56%	67%	(16)%
Capital expenditures ($ millions)	82	73	12%	85	(4)%	155	144	8%
Minesite sustaining[b]	30	26	15%	21	43%	56	45	24%
Project[b]	52	47	11%	64	(19)%	99	99	0%
Cost of sales ($/oz)	1,154	1,077	7%	904	28%	1,115	856	30%
Total cash costs ($/oz)[b]	724	682	6%	533	36%	703	519	35%
All-in sustaining costs ($/oz)[b]	1,024	948	8%	723	42%	985	704	40%
All-in costs ($/oz)[b]	1,536	1,401	10%	1,268	21%	1,468	1,087	35%
a.Barrick is the operator of Pueblo Viejo and owns 60%, with Newmont Corporation owning the remaining 40%. Pueblo Viejo is accounted for as a subsidiary with a 40% non-controlling interest. The results in the table and the discussion that follows are based on our 60% share only.
b.Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment
There were no LTIs at Pueblo Viejo during the second quarter of 2022, which resulted in a LTIFR3 of 0.00 per million hours worked, a reduction compared to 0.23 in the prior quarter. The TRIFR3 for the second quarter of 2022 was 0.80 per million hours worked, compared to 0.70 in the prior quarter. No Class 14 environmental incidents occurred during the second quarter of 2022.

Financial Results
Q2 2022 compared to Q1 2022
Pueblo Viejo’s income for the second quarter of 2022 was 34% lower than the prior quarter, mainly due to lower sales volume, a lower realized gold price1 and higher cost of sales per ounce2.
Gold production in the second quarter of 2022 was 1% higher than the prior quarter as a result of higher grade processed in line with the mine plan, largely offset by lower throughput as a result of planned autoclave maintenance and lower recovery driven by higher carbonaceous content.
Cost of sales per ounce2 and total cash costs per ounce1 for the second quarter of 2022 were 7% and 6% higher, respectively, than the prior quarter, mainly due to the costs associated with planned autoclave maintenance as well as higher input costs driven by natural gas and diesel prices, partially offset by higher margins achieved from third-party energy sales at the Quisqueya power plant. For the second quarter of 2022, all-in sustaining costs per ounce1 were 8% higher than the prior quarter, mainly due to higher total cash costs per ounce1 and higher minesite sustaining capital expenditures1.
Capital expenditures for the second quarter of 2022 increased by 12% compared to the prior quarter, primarily due to higher project capital expenditures1 from the plant expansion and mine life extension project. This was combined with increased minesite sustaining capital expenditures1 resulting from higher capitalized stripping.

Q2 2022 compared to Q2 2021
Pueblo Viejo’s income for the second quarter of 2022 was 47% lower than the same prior year period, driven by lower sales volume and higher cost of sales per ounce2, partially offset by a higher realized gold price1.
Gold production for the three month period ended June 30, 2022 was 10% lower than the same prior year period due to lower grades processed, in line with the mine plan, and slightly lower recovery.
Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended June 30, 2022 were 28% and 36% higher, respectively, than the same prior year period due to higher input costs driven by natural gas and diesel prices, the impact of lower grades processed as well as higher maintenance costs. For the three month period ended June 30, 2022, all-in sustaining costs per ounce1 were 42% higher than the same prior year period due to higher total cash costs per ounce1 and higher minesite sustaining capital expenditures1.
Capital expenditures for the three month period ended June 30, 2022 decreased by 4% compared to the same prior year period, primarily due to a reduction in project capital expenditures1 incurred on the plant expansion and mine life extension project due to the timing

BARRICK SECOND QUARTER 2022	26	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
of payments. This was partially offset with higher minesite sustaining capital expenditures1 mainly related to the Llagal tailings storage facility and higher capitalized waste stripping.

YTD 2022 compared to YTD 2021
Pueblo Viejo’s income for the six month period ended June 30, 2022 was 39% lower than the same prior year period, primarily due to lower sales volume and a higher cost of sales per ounce2, partially offset by a higher realized gold price1.
Gold production for the six month period ended June 30, 2022 was 18% lower than the same prior year period, primarily due to lower grades processed in line with the planned mining and stockpile feed sequence, partially offset by higher throughput.

Cost of sales per ounce2 and total cash costs per ounce1 for the six month period ended June 30, 2022 were 30% and 35% higher, respectively, than the same prior year period, primarily due to the impact of lower grades processed and higher input costs driven by natural gas and diesel prices. For the six month period ended June 30, 2022, all-in sustaining costs per ounce1 increased by 40% compared to the same prior year period, primarily reflecting higher minesite sustaining capital expenditures1 and higher total cash costs per ounce1.
Capital expenditures for the six month period ended June 30, 2022 increased by 8% compared to the same prior year period, primarily due to higher minesite sustaining capital expenditures1 mainly related to the Llagal tailings storage facility and higher capitalized waste stripping.

BARRICK SECOND QUARTER 2022	27	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Loulo-Gounkoto (80% basis)a, Mali

Summary of Operating and Financial Data

		For the three months ended				For the six months ended
	6/30/22	3/31/22	% Change	6/30/21	% Change	6/30/22	6/30/21	% Change
Total tonnes mined (000s)	7,832	9,325	(16)%	8,167	(4)%	17,157	17,176	0%
Open pit ore	684	735	(7)%	194	253%	1,419	343	314%
Open pit waste	6,310	7,797	(19)%	7,419	(15)%	14,107	15,732	(10)%
Underground	838	793	6%	554	51%	1,631	1,101	48%
Average grade (grams/tonne)
Open pit mined	2.09	1.73	21%	2.77	(25)%	1.91	2.79	(32)%
Underground mined	4.33	4.91	(12)%	5.13	(16)%	4.61	4.87	(5)%
Processed	4.72	4.74	0%	4.93	(4)%	4.73	5.15	(8)%
Ore tonnes processed (000s)	1,018	995	2%	1,001	2%	2,013	1,985	1%
Recovery rate	91%	91%	0%	90%	1%	91%	90%	1%
Gold produced (000s oz)	140	138	1%	143	(2)%	278	297	(6)%
Gold sold (000s oz)	141	137	3%	145	(3)%	278	296	(6)%
Revenue ($ millions)	265	258	3%	263	1%	523	532	(2)%
Cost of sales ($ millions)	155	149	4%	144	8%	304	291	4%
Income ($ millions)	106	106	0%	109	(3)%	212	222	(5)%
EBITDA ($ millions)[b]	158	156	1%	165	(4)%	314	333	(6)%
EBITDA margin[c]	60%	60%	0%	63%	(5)%	60%	63%	(5)%
Capital expenditures ($ millions)	66	51	29%	74	(11)%	117	129	(9)%
Minesite sustaining[b]	39	33	18%	61	(36)%	72	104	(31)%
Project[b]	27	18	50%	13	108%	45	25	80%
Cost of sales ($/oz)	1,093	1,088	0%	993	10%	1,091	984	11%
Total cash costs ($/oz)[b]	730	721	1%	610	20%	725	609	19%
All-in sustaining costs ($/oz)[b]	1,013	982	3%	1,073	(6)%	997	995	0%
All-in costs ($/oz)[b]	1,205	1,110	9%	1,160	4%	1,158	1,078	7%
a.Barrick owns 80% of Société des Mines de Loulo SA and Société des Mines de Gounkoto with the Republic of Mali owning 20%. Loulo-Gounkoto is accounted for as a subsidiary with a 20% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 80% share, inclusive of the impact of the purchase price allocation resulting from the merger with Randgold.
b.Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment
There were no LTIs recorded at Loulo-Gounkoto during the second quarter of 2022, which resulted in a LTIFR3 of 0.00 per million hours worked, compared to 0.25 recorded in the prior quarter. The TRIFR3 for the second quarter of 2022 was 0.22 per million hours worked, a decrease from 0.99 recorded in the prior quarter. No Class 14 environmental incidents occurred during the second quarter of 2022.

Financial Results
Q2 2022 compared to Q1 2022
Loulo-Gounkoto’s income for the second quarter of 2022 was in line with the prior quarter as higher sales volume was offset by a lower realized gold price1.
Gold production for the second quarter of 2022 was 1% higher than the prior quarter mainly due to higher throughput, partially offset by lower grades processed, in line with the mine plan.
Cost of sales per ounce2 was in line with the prior quarter mainly due to lower depreciation expense, offset by slightly higher total cash costs per ounce1. Total cash costs per ounce1 for the second quarter of 2022 were 1% higher than the prior quarter, mainly due to higher input costs driven by fuel prices. For the second quarter of 2022, all-in sustaining costs per ounce1 was 3% higher than the prior quarter mainly due to higher minesite sustaining capital expenditures1, combined with slightly higher total cash costs per ounce1.
Capital expenditures for the second quarter of 2022 increased by 29% compared to the prior quarter, driven by an increase in project capital expenditures1 and minesite sustaining capital expenditures1. Higher project capital expenditures1 reflects the commencement of the solar plant expansion and increased expenditure on the development of Gounkoto underground. The increase in minesite sustaining capital expenditures1 was due to higher capitalized waste stripping at the Gounkoto open pit.

Q2 2022 compared to Q2 2021
Loulo-Gounkoto’s income for the second quarter of 2022 was 3% lower than the same prior year period, primarily due to lower sales volume and a higher cost of sales per ounce2, partially offset by a higher realized gold price1.
Gold production for the three month period ended June 30, 2022 was 2% lower compared to the same prior year period, mainly due to lower grades processed, partially offset by slightly higher throughput.
Cost of sales per ounce2 and total cash costs per ounce1 for the second quarter of 2022 were 10% and 20% higher, respectively, than the same prior year period mainly due to the impact of lower grades, in line with the mine plan, and higher input costs driven by fuel prices and

BARRICK SECOND QUARTER 2022	28	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
logistical costs related to the border closures imposed on Mali by the Economic Community of West African States ("ECOWAS"). These sanctions were subsequently lifted in July 2022, however, a transition period is expected before supply chains return to normal. For the second quarter of 2022, all-in sustaining costs per ounce1 decreased by 6% compared to the same prior year period, reflecting lower minesite sustaining capital expenditures1, partially offset by the increase in total cash costs per ounce1.
Capital expenditures for the three month period ended June 30, 2022 decreased by 11% compared to the same prior year period, driven by lower minesite sustaining capital expenditures1, partially offset by higher project capital expenditures1. Lower minesite sustaining capital expenditures1 was mainly due to lower capitalized stripping at Gounkoto. The increase in project capital expenditures1 was driven by the expansion of power capacity, including the commencement of the solar plant expansion.

YTD 2022 compared to YTD 2021
Loulo-Gounkoto’s income for the six month period ended June 30, 2022 was 5% lower than the same prior year period, primarily due to decreased sales volumes and higher cost of sales per ounce2, partially offset by a higher realized gold price1.

Gold production in the six month period ended June 30, 2022 was 6% lower compared to the same prior year period, primarily due to lower grades processed, in line with the mine plan.
Cost of sales per ounce2 and total cash costs per ounce1 for the six month period ended June 30, 2022 were 11% and 19% higher, respectively, than the same prior year period due to the impact of lower grades, in line with the mine plan, and higher input costs driven by fuel prices and logistical costs related to the border closures imposed on Mali by ECOWAS. These sanctions were subsequently lifted in July 2022, however, a transition period is expected before supply chains return to normal. For the six month period ended June 30, 2022, all-in sustaining costs per ounce1 were in line with the same prior year period, as higher total cash costs per ounce1 were largely offset by lower minesite sustaining capital expenditures1.
Capital expenditures in the six month period ended June 30, 2022 decreased by 9% compared to the same prior year period, driven by lower minesite sustaining capital expenditures1 mainly due to lower capitalized stripping at Gounkoto. This was partially offset by an increase in project capital expenditures1 driven by the expansion of power capacity, including the commencement of the solar plant expansion.

BARRICK SECOND QUARTER 2022	29	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Kibali (45% basis)a, Democratic Republic of Congo

Summary of Operating and Financial Data

		For the three months ended				For the six months ended
	6/30/22	3/31/22	% Change	6/30/21	% Change	6/30/22	6/30/21	% Change
Total tonnes mined (000s)	3,884	3,806	2%	3,542	10%	7,690	6,951	11%
Open pit ore	586	376	56%	326	80%	962	587	64%
Open pit waste	2,855	3,079	(7)%	2,762	3%	5,934	5,456	9%
Underground	443	351	26%	454	(2)%	794	908	(13)%
Average grade (grams/tonne)
Open pit mined	1.81	1.43	27%	2.79	(35)%	1.66	2.68	(38)%
Underground mined	5.38	5.88	(9)%	5.58	(4)%	5.60	5.38	4%
Processed	3.37	3.37	0%	3.52	(4)%	3.37	3.42	(1)%
Ore tonnes processed (000s)	862	781	10%	896	(4)%	1,643	1,790	(8)%
Recovery rate	87%	89%	(2)%	90%	(3)%	88%	90%	(2)%
Gold produced (000s oz)	81	76	7%	91	(11)%	157	177	(11)%
Gold sold (000s oz)	77	73	5%	93	(17)%	150	179	(16)%
Revenue ($ millions)	145	137	6%	169	(14)%	282	323	(13)%
Cost of sales ($ millions)	90	83	8%	96	(6)%	173	188	(8)%
Income ($ millions)	49	41	20%	70	(30)%	90	133	(32)%
EBITDA ($ millions)[b]	82	69	19%	106	(23)%	151	201	(25)%
EBITDA margin[c]	57%	50%	14%	63%	(10)%	54%	62%	(13)%
Capital expenditures ($ millions)	20	19	5%	21	(5)%	39	32	22%
Minesite sustaining[b]	14	15	(7)%	20	(30)%	29	31	(6)%
Project[b]	6	4	50%	1	500%	10	1	900%
Cost of sales ($/oz)	1,164	1,137	2%	1,038	12%	1,151	1,051	10%
Total cash costs ($/oz)[b]	738	744	(1)%	645	14%	741	667	11%
All-in sustaining costs ($/oz)[b]	946	996	(5)%	894	6%	970	876	11%
All-in costs ($/oz)[b]	1,027	1,045	(2)%	900	14%	1,036	882	17%
a.Barrick owns 45% of Kibali Goldmines SA with the Democratic Republic of Congo ("DRC") and our joint venture partner, AngloGold Ashanti, owning 10% and 45%, respectively. The figures presented in this table and the discussion that follows are based on our 45% effective interest in Kibali Goldmines SA held through our 50% interest in Kibali (Jersey) Limited and its other subsidiaries (collectively "Kibali"), inclusive of the impact of the purchase price allocation resulting from the merger with Randgold. Kibali is accounted for as an equity method investment on the basis that the joint venture partners that have joint control have rights to the net assets of the joint venture.
b.Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment
There were no LTIs at Kibali during the second quarter of 2022, which resulted in a LTIFR3 of 0.00 per million hours worked, consistent with the prior quarter. The TRIFR3 for the second quarter of 2022 was 1.26 per million hours worked, compared to 1.03 in the prior quarter. No Class 14 environmental incidents occurred during the second quarter of 2022.

Financial Results
Q2 2022 compared to Q1 2022
Kibali’s income for the second quarter of 2022 was 20% higher than the prior quarter as a result of higher sales volume, partially offset by a lower realized gold price1 and a higher cost of sales per ounce2.
Gold production in the second quarter of 2022 was 7% higher than the prior quarter, mainly due to increased throughput, partially offset by slightly lower recovery.
Cost of sales per ounce2 for the second quarter of 2022 was 2% higher, mainly due to higher depreciation expense, partially offset by lower total cash costs per ounce1. Total cash costs per ounce1 was 1% lower than the prior quarter, mainly due to lower energy costs driven by higher hydroelectric power generation, partially offset by higher input costs driven by fuel prices. For the second quarter of 2022, all-in sustaining costs per ounce1 was 5% lower compared to the prior quarter, mainly due to lower minesite sustaining capital expenditures1, combined with lower total cash costs per ounce1.
Capital expenditures for the three month period ended June 30, 2022 increased by 5% compared to the prior quarter, mainly due to higher project capital expenditures1 relating to increased spend on the Kalimva/Ikamva and Pamao open pit projects that are expected to underpin future production in our life of mine plan. Minesite sustaining capital expenditures1 were relatively in line with the prior quarter reflecting the ongoing construction for the tailings storage facility lift and buttressing projects.

Q2 2022 compared to Q2 2021
Kibali’s income for the three month period ended June 30, 2022 was 30% lower than the same prior year period, mainly due to lower sales volume, higher cost of sales per ounce2, partially offset by a higher realized gold price1.
Gold production for the three month period ended June 30, 2022 was 11% lower than the same prior year period, mainly due to lower grades following a resequencing of the underground mine plan, as well as lower throughput and recovery.

BARRICK SECOND QUARTER 2022	30	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended June 30, 2022 were 12% and 14% higher, respectively, than the same prior year period, mainly due to lower grades and higher input costs driven by fuel prices. Higher energy costs were partially offset by a higher contribution from hydroelectric power, reducing our reliance on fuel for power generation. For the three month period ended June 30, 2022, all-in sustaining costs per ounce1 were 6% higher than the same prior year period, driven by higher total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures1.
Capital expenditures for the three month period ended June 30, 2022 were 5% lower compared to the same prior year period due to lower minesite sustaining capital expenditures1, partially offset by higher project capital expenditures1. Lower minesite sustaining capital expenditures1 was due to decreased underground development. Higher project capital expenditures1 related to our investment in the Kalimva/Ikamva and Pamao open pit projects that are expected to underpin future production in our life of mine plan.

YTD 2022 compared to YTD 2021
Kibali’s income for the six month period ended June 30, 2022 was 32% lower than the same prior year period due to lower sales volume and higher cost of sales per ounce2, partially offset by a higher realized gold price1.
Gold production in the six month period ended June 30, 2022 was 11% lower compared to the same prior year period, mainly due to lower throughput as well as lower grades and recovery as the second quarter of 2022 focused on feeding open pit ore to the plant, with a ramp up in underground production expected in the second half of 2022.
Cost of sales per ounce2 and total cash costs per ounce1 for the six month period ended June 30, 2022 were 10% and 11% higher, respectively, than the same prior year period, mainly due to the impact of lower grades and recovery reflecting a higher proportion of open pit ore feed during the current period and higher input costs driven by fuel prices. For the six month period ended June 30, 2022, all-in sustaining costs per ounce1 were 11% higher compared to the same prior year period, mainly due to higher total cash costs per ounce1.
Capital expenditures in the six month period ended June 30, 2022 were 22% higher than the same prior year period, mainly due to increased project capital expenditures1 related to the advancement of the Kalimva/Ikamva and Pamao open pit projects that are expected to underpin future production in our life of mine plan.

BARRICK SECOND QUARTER 2022	31	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Veladero (50% basis)a, Argentina

Summary of Operating and Financial Data

			For the three months ended			For the six months ended
	6/30/22	3/31/22	% Change	6/30/21	% Change	6/30/22	6/30/21	% Change
Open pit tonnes mined (000s)	7,298	7,886	(7)%	10,403	(30)%	15,184	19,953	(24)%
Open pit ore	2,651	2,606	2%	2,743	(3)%	5,257	4,054	30%
Open pit waste	4,647	5,280	(12)%	7,660	(39)%	9,927	15,899	(38)%
Average grade (grams/tonne)
Open pit mined	0.83	0.80	4%	0.79	5%	0.81	0.79	3%
Processed	0.71	0.67	6%	0.77	(8)%	0.69	0.79	(13)%
Heap leach ore tonnes processed (000s)	3,381	3,506	(4)%	3,241	4%	6,887	4,546	51%
Gold produced (000s oz)	58	46	26%	31	87%	104	63	65%
Gold sold (000s oz)	63	39	62%	48	31%	102	79	29%
Revenue ($ millions)	119	76	57%	91	31%	195	148	32%
Cost of sales ($ millions)	86	54	59%	60	43%	140	95	47%
Income ($ millions)	33	21	57%	29	14%	54	51	6%
EBITDA ($ millions)[b]	64	40	60%	49	31%	104	82	27%
EBITDA margin[c]	54%	53%	2%	54%	0%	53%	55%	(4)%
Capital expenditures ($ millions)	46	36	28%	44	5%	82	85	(4)%
Minesite sustaining[b]	36	28	29%	44	(18)%	64	85	(25)%
Project[b]	10	8	25%	0	100%	18	0	100%
Cost of sales ($/oz)	1,369	1,348	2%	1,231	11%	1,361	1,200	13%
Total cash costs ($/oz)[b]	861	847	2%	774	11%	856	759	13%
All-in sustaining costs ($/oz)[b]	1,461	1,588	(8)%	1,698	(14)%	1,511	1,857	(19)%
All-in costs ($/oz)[b]	1,627	1,794	(9)%	1,698	(4)%	1,692	1,857	(9)%
a.Barrick owns 50% of Veladero with our joint venture partner, Shandong Gold, owning the remaining 50%. Veladero is proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table and the discussion that follows are based on our 50% interest in Veladero, inclusive of the impact of remeasurement of our interest in Veladero following the disposal of a 50% interest on June 30, 2017.
b.Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment
There were no LTIs at Veladero during the second quarter of 2022, resulting in a LTIFR3 of 0.00 per million hours worked, consistent with the prior quarter. The TRIFR3 for the second quarter of 2022 was 0.00 per million hours worked, also consistent with the prior quarter. No Class 14 environmental incidents occurred during the second quarter of 2022.
Minera Andina del Sol SRL ("MAS"), the joint venture company that operates Veladero mine, is the subject of various regulatory proceedings related to operational incidents that occurred in March 2017, September 2016 and September 2015. Refer to note 17 to the Financial Statements for more information regarding these and related matters.

Financial Results
Q2 2022 compared to Q1 2022
Veladero’s income for the second quarter of 2022 was 57% higher than the prior quarter, primarily due to higher sales volume, partially offset by higher cost of sales per ounce2 and a lower realized gold price1.
Gold production in the second quarter of 2022 was 26% higher than the prior quarter, driven by an increase in ore stacked as well as higher grades. Gold sales were higher than the first quarter of 2022 as we continue to manage the timing of our sales to minimize our exposure to local currency devaluation.
Cost of sales per ounce2 and total cash costs per ounce1 in the second quarter of 2022 both increased by 2% compared to the prior quarter, mainly driven by higher input costs due to higher energy and labor costs related to inflationary pressures. In the second quarter of 2022, all-in sustaining costs per ounce1 decreased by 8% compared to the prior quarter, primarily driven by a decrease in minesite sustaining capital expenditures1 on a per ounce basis, partially offset by higher total cash cost per ounce1.
Capital expenditures were 28% higher compared to the prior quarter, mainly driven by higher minesite sustaining capital expenditures1, particularly additional fleet.

Q2 2022 compared to Q2 2021
Veladero’s income for the three month period ended June 30, 2022 was 14% higher compared to the same prior year period, driven by higher sales volume and a higher realized gold price1, partially offset by higher cost of sales per ounce2.
Gold production for the three month period ended June 30, 2022 was 87% higher than the same prior year period, mainly due to higher tonnes processed as the mine was transitioning to Phase 6 of the leach pad in the first half of 2021.
Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended June 30, 2022 were both 11% higher compared to the same prior year period, mainly due to higher input costs due to higher

BARRICK SECOND QUARTER 2022	32	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
energy and labor costs, combined with lower capitalized stripping. For the three month period ended June 30, 2022, all-in sustaining costs per ounce1 decreased by 14% compared to the same prior year period, mainly due to lower minesite sustaining capital expenditures1, partially offset by higher total cash costs per ounce1.
Capital expenditures for the three month period ended June 30, 2022 were 5% higher than the same prior year period, mainly due to higher project capital expenditures1 related to the Phase 7 leach pad expansion project. This was partially offset by lower minesite sustaining capital expenditures1 as a result of lower capitalized stripping, partially offset by higher capitalized drilling.

YTD 2022 compared to YTD 2021
Veladero’s income for the six month period ended June 30, 2022 was 6% higher than the same prior year period, primarily due to higher sales volume and a higher realized gold price1, partially offset by higher cost of sales per ounce2.
Gold production for the six month period ended June 30, 2022 was 65% higher than the same prior year period, primarily due to the ramp-up of the Phase 6 leach pad. As previously disclosed, heap leach processing operations at Veladero were reduced through the first half of 2021 while the mine transitioned to Phase 6.
Cost of sales per ounce2 and total cash costs per ounce1 for the six month period ended June 30, 2022 were both 13% higher than the same prior year period, mainly due to higher input costs as described above and lower capitalized waste stripping, partially offset by the impact of higher sales volume. For the six month period ended June 30, 2022, all-in sustaining costs per ounce1 decreased by 19% compared to the same prior year period, mainly attributed to lower minesite sustaining capital expenditures1, partially offset by higher total cash costs per ounce1.
Capital expenditures for the six month period ended June 30, 2022 were 4% lower, mainly due to lower minesite sustaining capital expenditures1 as a result of the development of the Phase 6 leach pad expansion project occurring in 2021. This was partially offset by higher project capital expenditures1 related to the Phase 7 leach pad expansion project.

Regulatory matters
On September 1, 2019, the Argentine government issued Decree 609/2019 announcing currency restrictions in Argentina. Subsequently, the Central Bank of Argentina issued Communication "A" 6770 complementing this decree. As a result, all export proceeds are required to be converted into Argentine pesos. Dividend distributions and payments to foreign suppliers now require specific authorizations from the Central Bank. These currency restrictions have had a limited impact on mining operations to date but we continue to optimize the timing of our gold sales to minimize our exposure to currency devaluation. Ongoing constructive discussions are still being held with the Central Bank on our rights to repatriate profits.
Separately, on October 2, 2020, the Argentine government issued Decree 785/2020 that established the rate for mining export duties at 8%. On December 31, 2021, this decree was extended until December 31, 2023.

BARRICK SECOND QUARTER 2022	33	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
North Mara (84% basis)a, Tanzania

Summary of Operating and Financial Data

			For the three months ended			For the six months ended
	6/30/22	3/31/22	% Change	6/30/21	% Change	6/30/22	6/30/21	% Change
Total tonnes mined (000s)	1,789	1,412	27%	354	405%	3,201	602	432%
Open pit ore	1,108	709	56%	n/a	n/a	1,817	n/a	n/a
Open pit waste	345	379	(9)%	n/a	n/a	724	n/a	n/a
Underground	336	324	4%	354	(5)%	660	602	10%
Average grade (grams/tonne)
Open pit mined	1.94	2.13	(9)%	n/a	n/a	2.02	n/a	n/a
Underground mined	3.97	5.84	(32)%	4.53	(12)%	4.88	4.24	15%
Processed	3.35	3.31	1%	3.08	9%	3.33	3.19	4%
Ore tonnes processed (000s)	676	598	13%	713	(5)%	1,274	1,355	(6)%
Recovery rate	92%	88%	5%	89%	3%	90%	90%	0%
Gold produced (000s oz)	66	56	18%	63	5%	122	125	(2)%
Gold sold (000s oz)	67	58	16%	66	2%	125	122	2%
Revenue ($ millions)	125	110	14%	121	3%	235	221	6%
Cost of sales ($ millions)	70	50	40%	66	6%	120	125	(4)%
Income ($ millions)	55	58	(5)%	54	2%	113	94	20%
EBITDA ($ millions)[b]	75	66	14%	65	15%	141	117	21%
EBITDA margin[c]	60%	60%	0%	54%	12%	60%	53%	13%
Capital expenditures ($ millions)	34	18	89%	13	162%	52	29	79%
Minesite sustaining[b]	11	7	57%	7	57%	18	18	0%
Project[b]	23	11	109%	6	283%	34	11	209%
Cost of sales ($/oz)	1,060	852	24%	975	9%	963	1,014	(5)%
Total cash costs ($/oz)[b]	756	709	7%	816	(7)%	734	823	(11)%
All-in sustaining costs ($/oz)[b]	957	874	9%	952	1%	918	992	(7)%
All-in costs ($/oz)[b]	1,301	1,057	23%	1,033	26%	1,187	1,079	10%
a.Barrick owns 84% of North Mara, with the Government of Tanzania owning 16%. North Mara is accounted for as a subsidiary with a 16% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 84% share.
b.Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment
There was one LTI recorded at North Mara during the second quarter of 2022, which resulted in a LTIFR3 of 0.49 per million hours worked, compared to 0.00 recorded in the prior quarter. The TRIFR3 for the second quarter of 2022 was 0.98 per million hours worked, compared to 0.53 recorded in the prior quarter. No Class 14 environmental incidents occurred during the second quarter of 2022.

Financial Results
Q2 2022 compared to Q1 2022
North Mara's income for the second quarter of 2022 was 5% lower than the prior quarter due to a lower realized gold price1 and higher cost of sales per ounce2, partially offset by higher sales volumes.
In the second quarter of 2022, production was 18% higher than the prior quarter. This was primarily due to higher throughput, recovery and grade through the process plant driven by higher mill availability. The mine also benefited from the ongoing ramp-up of open pit operations, which is expected to continue into the second half of 2022.
Cost of sales per ounce2 and total cash costs per ounce1 in the second quarter of 2022 were 24% and 7% higher, respectively, than the prior quarter mainly due to higher depreciation expense and higher input costs driven by fuel and explosives, partially offset by higher sales. All-in sustaining costs per ounce1 in the second quarter of 2022 were 9% higher than the prior quarter, mainly due to higher minesite sustaining capital expenditures1 and increased total cash costs per ounce1.
Capital expenditures in the second quarter of 2022 were 89% higher than the prior quarter due to an increase in both minesite sustaining capital expenditures1 and project capital expenditures1. The increase in project capital expenditures1 is driven by the ramp-up of open pit operations. Minesite sustaining capital expenditures1 were higher than the prior quarter following an improvement in underground development rates.

Q2 2022 compared to Q2 2021
North Mara's income for the three month period ending June 30, 2022 was 2% higher than the same prior year period, mainly due to a higher realized gold price1, partially offset by higher cost of sales per ounce2. Sales volume were largely in line with the same prior year period.
For the three month period ended June 30, 2022, production was 5% higher than the same prior year period. This was mainly due to higher recovery and grades following the ongoing ramp-up of the open pit operation as per the mine plan, whereas in the same prior year period, tonnes processed was supplemented by lower grade stockpiles.
Cost of sales per ounce2 in the three month period ending June 30, 2022 was 9% higher than the same prior

BARRICK SECOND QUARTER 2022	34	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
year period, primarily due to increased depreciation expense following higher project capitalization related to the restart of open pit operations, partially offset by lower total cash costs per ounce1. Total cash costs per ounce1 were 7% lower than the same prior year period, mainly due to improved productivity from new underground equipment and the restart of open pit operations. This was partially offset by increased input costs driven by fuel and explosives. All-in sustaining costs per ounce1 in the second quarter of 2022 were 1% higher than the same prior year period, mainly due to higher minesite sustaining capital expenditures1, partially offset by lower total cash costs per ounce1.
For the three month period ending June 30, 2022, capital expenditures increased by 162% compared to the same prior year period, mainly due to higher project capital expenditures1 driven by the ramp-up of open pit operations, which is expected to continue into the second half of 2022. This was combined with increased minesite sustaining capital expenditures1 related to an improvement in underground development rates.

YTD 2022 compared to YTD 2021
North Mara's income for the six month period ending June 30, 2022 was 20% higher than the same prior year period, mainly due to higher sales volume, a higher realized gold price1 and lower cost of sales per ounce2.
For the six month period ending June 30, 2022, gold production was 2% lower than the same prior year period, mainly due to lower throughput following planned maintenance events in the first half of 2022, partially offset by higher grade.
Cost of sales per ounce2 and total cash costs per ounce1 in the six month period ending June 30, 2022 were 5% and 11% lower, respectively, following the continued ramp-up of open pit operations, which will continue into the second half of 2022, as well as ongoing improvement in underground productivity. This was partially offset by increased input costs driven by fuel and explosives. All-in sustaining costs per ounce1 for the six month period ending June 30, 2022 were 7% lower than the same prior year period, reflecting the decrease in total cash costs per ounce1.
For the six month period ending June 30, 2022, capital expenditures increased by 79% compared to the same prior year period due to higher project capital expenditures1, while minesite sustaining capital expenditures1 remained consistent with the same prior year period. The increase in project capital expenditures1 relates to the ongoing investment in the ramp-up of open pit operations and will continue throughout 2022.

BARRICK SECOND QUARTER 2022	35	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Bulyanhulu (84% basis)a, Tanzania

Summary of Operating and Financial Data

			For the three months ended			For the six months ended
	6/30/22	3/31/22	% Change	6/30/21	% Change	6/30/22	6/30/21	% Change
Underground tonnes mined (000s)	246	231	6%	164	50%	477	289	65%
Average grade (grams/tonne)
Underground mined	8.44	8.25	2%	8.55	(1)%	8.35	9.08	(8)%
Processed	8.58	7.76	10%	8.38	2%	8.19	9.05	(10)%
Ore tonnes processed (000s)	210	193	9%	139	51%	403	249	62%
Recovery rate	94%	92%	2%	94%	0%	93%	94%	(1)%
Gold produced (000s oz)	54	45	20%	35	54%	99	68	46%
Gold sold (000s oz)	51	55	(7)%	36	42%	106	64	66%
Revenue ($ millions)	99	110	(10)%	69	43%	209	111	88%
Cost of sales ($ millions)	60	66	(9)%	42	43%	126	76	66%
Income ($ millions)	35	43	(19)%	27	30%	78	34	129%
EBITDA ($ millions)[b]	47	57	(18)%	38	24%	104	55	89%
EBITDA margin[c]	47%	52%	(10)%	55%	(15)%	50%	50%	0%
Capital expenditures ($ millions)	23	11	109%	18	28%	34	29	17%
Minesite sustaining[b]	13	7	86%	5	160%	20	7	186%
Project[b]	10	4	150%	13	(23)%	14	22	(36)%
Cost of sales ($/oz)	1,163	1,216	(4)%	1,164	0%	1,190	1,184	1%
Total cash costs ($/oz)[b]	836	847	(1)%	776	8%	842	814	3%
All-in sustaining costs ($/oz)[b]	1,094	984	11%	916	19%	1,037	934	11%
All-in costs ($/oz)[b]	1,292	1,052	23%	1,270	2%	1,168	1,272	(8)%
a.Barrick owns 84% of Bulyanhulu, with the Government of Tanzania owning 16%. Bulyanhulu is accounted for as a subsidiary with a 16% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 84% share.
b.Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment
There was one LTI recorded at Bulyanhulu during the second quarter of 2022, which resulted in a LTIFR3 of 0.56 per million hours worked, compared to 0.00 in the prior quarter. The TRIFR3 for the second quarter of 2022 was 0.56 per million hours worked, which is a decrease from 1.91 in the prior quarter. No Class 14 environmental incidents occurred during the second quarter of 2022.

Financial Results
Q2 2022 compared to Q1 2022
Bulyanhulu's income for the second quarter of 2022 was 19% lower than the prior quarter due to a lower realized gold price1 and lower sales volumes, partially offset by lower cost of sales per ounce2.
In the second quarter of 2022, production was 20% higher than the prior quarter, primarily due to higher throughput driven by the arrival of a new underground fleet. This was combined with a transition into higher grade zones as per the mine plan, which also benefited recoveries.
Cost of sales per ounce2 and total cash costs per ounce1 in the second quarter of 2022 were 4% and 1% lower, respectively, than the prior quarter driven by improved operational performance as described above, partially offset by increased input costs due to fuel and explosives. All-in sustaining costs per ounce1 in the second quarter of 2022 were 11% higher than the prior quarter, due to higher minesite sustaining capital expenditures1, partially offset by lower total cash costs per ounce1.
Capital expenditures in the second quarter of 2022 were 109% higher than the prior quarter resulting from an increase in both minesite sustaining capital expenditures1 and project capital expenditures1. Minesite sustaining capital expenditures1 increased due to the new underground fleet. Higher project capital expenditures1 is the result of the acquisition of prospective exploration licenses in Tanzania from Tembo Gold Corp.

Q2 2022 compared to Q2 2021
Bulyanhulu's income for the three month period ending June 30, 2022 was 30% higher than the same prior year period. This was mainly due to higher sales volume driven by the successful ramp-up of underground mining and processing operations that progressed through 2021 and to a lesser extent, a higher realized gold price1.
For the three month period ended June 30, 2022, production was 54% higher than the same prior year period due to the successful ramp-up of underground mining and processing operations, which was completed in the fourth quarter of 2021. This resulted in significantly higher tonnes processed as the mine was in the ramp-up phase during the same prior year period.
Cost of sales per ounce2 for the three month period ending June 30, 2022 was inline with the same prior year period and total cash costs1 per ounce were 8% higher than the same prior year period. This was mainly due to higher project capitalization occurring in the same prior year period during the ramp-up phase and higher input costs due to fuel and explosives. This was partially offset by the impact of higher grades and cost efficiencies from higher throughput. Cost of sales per ounce2 further benefited from lower depreciation expense on a per ounce basis. All-in sustaining costs per ounce1 in the second quarter of 2022 were 19% higher than the same prior year period, mainly due to higher minesite sustaining capital expenditures1 and increased total cash costs per ounce1.

BARRICK SECOND QUARTER 2022	36	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
For the three month period ending June 30, 2022, capital expenditures were 28% higher than the same prior year period, mainly due to higher minesite sustaining capital expenditures1 after the achievement of steady-state operations as well as the arrival of the new underground fleet. This was partially offset by lower project capital expenditures1 following the successful ramp-up of underground operations in the fourth quarter of 2021.

YTD 2022 compared to YTD 2021
Bulyanhulu's income for the six month period ending June 30, 2022 was 129% higher than the same prior year period, mainly due to higher sales volume driven by the successful ramp-up of underground mining and processing operations that progressed through 2021 and to a lesser extent, a higher realized gold price1.
For the six month period ending June 30, 2022, gold production was 46% higher than the same prior year period due to the successful ramp-up of the underground mining and processing operations, which was completed in the fourth quarter of 2021. This resulted in higher tonnes processed as the mine was in the ramp-up phase during the same prior year period.

Cost of sales per ounce2 and total cash costs per ounce1 in the six month period ending June 30, 2022 were 1% and 3% higher, respectively, than the same prior year period, mainly due to higher project capitalization occurring in the same prior year period during the ramp-up phase and higher input costs due to fuel and explosives. This was partially offset by cost efficiencies from higher throughput. All-in sustaining costs per ounce1 for the six month period ending June 30, 2022 was 11% higher than the same prior year period, mainly due to higher minesite sustaining capital expenditures1 and increased total cash costs per ounce1.
For the six month period ending June 30, 2022, capital expenditures increased by 17% compared to the same prior year period, mainly due to higher minesite sustaining capital expenditures1 after the achievement of steady-state operations as well as the arrival of the new underground fleet. This was partially offset by lower project capital expenditures1 following the successful ramp-up of underground operations in the fourth quarter of 2021.

BARRICK SECOND QUARTER 2022	37	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Other Mines - Gold

Summary of Operating and Financial Data

						For the three months ended
	6/30/22					3/31/22
	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend-itures[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend-itures[b]
Tongon (89.7%)	41	2,025	1,558	1,655	2	35	2,036	1,667	1,803	4
Hemlo	36	1,698	1,489	1,804	9	31	1,727	1,503	1,982	13
Porgera[c] (47.5%)	—	—	—	—	—	—	—	—	—	—
a.Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
b.Includes both minesite sustaining and project capital expenditures1.
c.As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data is provided.

Tongon (89.7% basis), Côte d'Ivoire
Gold production for Tongon in the second quarter of 2022 increased by 17% compared to the prior quarter, mainly due to higher throughput and grade. Cost of sales per ounce2 and total cash costs per ounce1 in the second quarter of 2022 were 1% and 7% lower, respectively, than the prior quarter, primarily driven by the impact of higher grades and reduced waste stripping. This was partially offset by higher input costs driven by fuel and explosives. All-in sustaining costs per ounce1 in the second quarter of 2022 decreased by 8%, reflecting the decrease in total cash costs per ounce1 and slightly lower minesite sustaining capital expenditures1.

Hemlo, Ontario, Canada
Hemlo's gold production in the second quarter of 2022 was 16% higher than the prior quarter due to higher grade ore mined and processed. Underground mining productivity continues to improve, however, a temporary water inflow late in the second quarter of 2022 offset this improvement and as a result, total tonnes mined were flat compared to the prior quarter. Cost of sales per ounce2 and total cash costs per ounce1 in the second quarter of 2022 decreased by 2% and 1%, respectively, compared to the prior quarter. In the second quarter of 2022, all-in sustaining costs per ounce1 decreased by 9% compared to the prior quarter, reflecting decreased minesite sustaining capital expenditures1, combined with slightly lower total cash costs per ounce1.
Porgera (47.5% basis), Papua New Guinea
On April 9, 2021, BNL signed a binding Framework Agreement with PNG and Kumul Minerals, a state-owned mining company, setting out the terms and conditions for the reopening of the Porgera mine. On February 3, 2022, the Framework Agreement was replaced by the Commencement Agreement. The Commencement Agreement was signed by PNG, Kumul Minerals, BNL and its affiliate Porgera (Jersey) Limited on October 15, 2021, and it became effective on February 3, 2022, following signature by MRE, the holder of the remaining 5% of the original Porgera joint venture. The Commencement Agreement reflects the commercial terms previously agreed to under the Framework Agreement, namely that PNG stakeholders will receive a 51% equity stake in the Porgera mine, with the remaining 49% to be held by BNL or an affiliate. BNL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group. Accordingly, following the implementation of the Commencement Agreement, Barrick’s current 47.5% interest in the Porgera mine is expected to be reduced to a 24.5% interest as reflected in
Barrick’s reserve and resource estimates for Porgera. BNL will retain operatorship of the mine. The Commencement Agreement also provides that PNG stakeholders and BNL and its affiliates will share the economic benefits derived from the reopened Porgera Mine on a 53% and 47% basis over the remaining life of mine, respectively, and that the Government of PNG will retain the option to acquire BNL’s or its affiliate’s 49% equity participation at fair market value after 10 years.
The provisions of the Commencement Agreement will be implemented, and work to recommence full mine operations at Porgera will begin, following the execution of a number of definitive agreements and satisfaction of a number of conditions. On April 7, 2022, one such definitive agreement, the Shareholders' Agreement for the new Porgera joint venture company was signed by BNL’s affiliate, Porgera (Jersey) Limited, and the state-owned Kumul Minerals (Porgera) Limited, and is awaiting signature by MRE to take effect. This would clear the way for the incorporation of a new Porgera joint venture company and the application for a new SML, a condition of the Porgera mine's reopening. On April 21, 2022, the PNG National Parliament passed legislation to provide, among other things, certain agreed tax exemptions and tax stability for the new Porgera joint venture. The passage of this legislation marks an important step toward the reopening of the Porgera mine and satisfies one of the key obligations of the PNG Government under the Commencement Agreement. This legislation was certified on May 30, 2022 and will come into effect following a public notice process under PNG law.
Other definitive agreements, which remain to be concluded, include an Operatorship Agreement pursuant to which BNL will operate the Porgera mine, as well as a Mine Development Contract to accompany the new SML that the new Porgera joint venture company will apply for following its incorporation. Under the terms of the Commencement Agreement, BNL will remain in possession of the site and maintain the mine on care and maintenance.
Porgera continues to be excluded from our 2022 guidance. We expect to update our guidance following both the execution of all of the definitive agreements to implement the binding Commencement Agreement and the finalization of a timeline for the resumption of full mine operations. Refer to notes 13 and 17 to the Financial Statements for more information.

BARRICK SECOND QUARTER 2022	38	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Other Mines - Copper

Summary of Operating and Financial Data

						For the three months ended
	6/30/22					3/31/22
	Copper production (millions of pounds)	Cost of sales ($/lb)	C1 cash costs ($/lb)[a]	All-in sustaining costs ($/lb)[a]	Capital Expend-itures[b]	Copper production (millions of pounds)	Cost of sales ($/lb)	C1 cash costs ($/lb)[a]	All-in sustaining costs ($/lb)[a]	Capital Expend-itures[b]
Lumwana	75	2.01	1.68	3.28	79	57	2.20	1.86	3.16	57
Zaldívar (50%)	25	2.88	2.17	2.65	10	25	2.85	2.15	2.64	15
Jabal Sayid (50%)	20	1.45	1.09	1.19	4	19	1.30	1.10	1.17	3
Total Copper	120	2.11	1.70	2.87	93	101	2.21	1.81	2.85	75
a.Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
b.Includes both minesite sustaining and project capital expenditures1.

Lumwana, Zambia
Copper production for Lumwana in the second quarter of 2022 was 32% higher compared to the prior quarter, mainly due to higher grades and improved mill availability. Cost of sales per pound2 in the second quarter of 2022 was 9% lower, due to lower C1 cash costs per pound1 and depreciation expense. C1 cash costs per pound1 in the second quarter of 2022 were 10% lower versus the prior quarter mainly due to higher grades, partially offset by higher mining costs per tonne from an increase in fuel prices. In the second quarter of 2022, all-in sustaining costs per pound1 increased by 4% compared to the prior quarter, driven by higher royalties from an increase in realized copper prices1 and higher minesite sustaining capital expenditures1 due to capitalized stripping, partially offset by lower C1 cash costs per pound1. We continue to focus on waste stripping at Lumwana to open up higher-grade areas as we scale our operations with a new fleet.

Zaldívar (50% basis), Chile
Copper production for Zaldívar in the second quarter of 2022 was in line with the prior quarter, as lower grade was offset by higher recovery. Cost of sales per pound2 and C1 cash costs per pound1 were both 1% higher than the prior quarter, mainly due to higher input costs driven by higher explosives and diesel prices. All-in sustaining costs per pound1 in the second quarter of 2022 was marginally higher compared to the prior quarter, as higher C1 cash costs per pound1 were offset by lower minesite sustaining capital expenditures1.

Jabal Sayid (50% basis), Saudi Arabia
Jabal Sayid's copper production in the second quarter of 2022 was 5% higher compared to the prior quarter, reflecting higher grades and recovery. Cost of sales per pound2 for the second quarter of 2022 increased by 12%, compared to the prior quarter, due to higher depreciation expense, partially offset by lower C1 cash costs per pound1. C1 cash costs per pound1 decreased by 1% compared to the prior quarter, mainly due to the impact of higher grades. All-in sustaining costs per pound1 in the second quarter of 2022 increased by 2% compared to the prior quarter, mainly due to higher minesite sustaining capital expenditures1 on a per pound basis, partially offset by lower C1 cash costs per pound1.

BARRICK SECOND QUARTER 2022	39	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Growth Project Updates

Goldrush Project, Nevada, USA
The Notice of Availability ("NOA") briefing package has been through various stages of review by the Bureau of Land Management ("BLM") and was published in the Federal Register on June 30, 2022. This has triggered the public comment period on the Draft Environmental Impact Statement ("DEIS"). We now expect the Record of Decision ("ROD") to be issued in the first half of 2023 (previously the fourth quarter of 2022). The potential impact, if any, on the production outlook from 2023 onwards is currently being reviewed.
Mine development and test stoping has continued in the Red Hill zone of Goldrush, where dewatering of the orebody is not required. Development of the multi-purpose drift continues over the Goldrush orebody to facilitate future underground drilling platforms.
The headcount ramp-up at Goldrush has continued and reached around 65% of the total planned workforce of approximately 230 people as at June 30, 2022. Recruitment of experienced miners and mechanics remains a key focus.
As at June 30, 2022, we have incurred $318 million on a 100% basis (including $16 million in the second quarter of 2022) on the Goldrush project, inclusive of the exploration declines. This capital spent to date, together with the remaining expected pre-production capital (until planned commercial production begins in 2025), is anticipated to be slightly less than the $1 billion initial capital estimate previously disclosed for the Goldrush project (on a 100% basis).

Turquoise Ridge Third Shaft, Nevada, USA6
Construction of the Third Shaft at Turquoise Ridge, which has a hoisting capacity of 5,500 tonnes per day, continues to advance according to schedule and within budget. We now expect to begin commissioning early in the fourth quarter of 2022. During the second quarter of 2022, an operation-wide ventilation changeover was completed in order to utilize the Third Shaft for mine ventilation.
Construction activities continued in the second quarter of 2022, focusing on conversion of the headframe to the permanent production configuration and construction of the loading station at the 2280 level. As at June 30, 2022, shaft steel was fully installed, the surface material handling system was 34% complete and headframe production steel was 64% complete as measured by steel weight. Construction of the changehouse continued along with the firewater system. Excavation for the permanent stacker pad and sump began in the last week of June 2022. The focus of the Third Shaft project in the third quarter of 2022 will be the completion of the headframe refit, as well as commissioning of the shaft and material handling systems at the 2280 level.
As at June 30, 2022, we have incurred $244 million (including $11 million in the second quarter of 2022) out of an estimated capital cost of approximately $300-$330 million (100% basis).

Pueblo Viejo Expansion, Dominican Republic7
The Pueblo Viejo plant expansion and mine life extension project is designed to increase throughput to 14 million tonnes per annum, allowing the operation to maintain minimum average annual gold production of approximately 800,000 ounces after 2022 (100% basis).
Engineering design of the plant expansion is complete. Procurement has reached 98% completion and nearly 70% of bulk materials are on-site or already installed.
Construction for the plant expansion is now 56% complete (from 39% as at March 31, 2022). Piping and electrical installation has commenced, but is being impacted by ongoing material delivery delays. Construction plans are being adjusted to offset a later delivery schedule and we expect the plant expansion to be substantially completed by the end of 2022, with commissioning in the first quarter of 2023.
The social, environmental, and technical studies for additional tailings storage capacity have continued to advance. The Government of Dominican Republic identified a select number of alternatives for further assessment. At the same time, Barrick conducted its own alternatives assessment, completed by a multi-disciplinary team of external subject matter experts from various independent consulting companies. These two separate assessments independently identified four alternative sites, from which our preferred site, located in the Sanchez Ramirez province, has been put forward for further evaluation.
The final location and construction of the additional tailings storage facility will however, be subject to the completion of an Environmental and Social Impact Assessment ("ESIA") in accordance with Dominican Republic legislation and international standards. Once completed, the ESIA would be submitted to the Government of Dominican Republic for evaluation and a final decision. Site investigation work, including environmental and geotechnical analysis, is progressing as planned and will inform the ESIA. Basic engineering of the additional tailings storage facility is expected to be completed in the fourth quarter of 2022.
As at June 30, 2022, we have incurred $616 million (including $87 million in the second quarter of 2022) on the project (100% basis). The estimated capital cost of approximately $1.4 billion (100% basis) remains subject to material change based on the final selection of a site for the additional tailings storage facility, as well as the related detailed design and engineering.

Veladero Phase 7 Leach Pad, Argentina
In November 2021, the Board of Minera Andina del Sol approved the Phase 7A leach pad construction project. Construction of Phase 7B will commence following the completion of Phase 7A, subject to approval by the board of Minera Andina del Sol. Construction on both phases will include sub-drainage and monitoring, leak collection and recirculation, impermeabilization, as well as pregnant leaching solution collection. Additionally, the north channel will be extended along the leach pad facility.
Construction of Phase 7A progressed to 76% by the end of the second quarter of 2022, from 48% at the end of the first quarter of 2022. The first two sectors (of four) are ready for ore stacking, in line with previous guidance for the middle of 2022. The remaining two sectors are anticipated to be ready for ore stacking by the end of 2022.
For Phase 7A, as of June 30, 2022, we have incurred $46 million (including $20 million in the second

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OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
quarter of 2022) out of an estimated capital cost of $75 million (100% basis). Subject to approval by the board of Minera Andina del Sol, construction of Phase 7B is expected to commence in the fourth quarter of 2022. Early procurement of long lead items for Phase 7B has started, as planned.

Veladero Power Transmission, Chile-Argentina
In 2019, we commenced construction of an extension to the existing Pascua-Lama power transmission line to connect to Veladero. Upon completion, the power transmission line will allow Veladero to convert to grid power exported from Chile and cease operating the current high-cost diesel generation power plant located at site. A power purchase price agreement was executed during the fourth quarter of 2019 to supply power from renewable energy that will significantly reduce Veladero’s carbon footprint. This is expected to reduce CO2 equivalent emissions by 100,000 tonnes per year upon commissioning.
We have completed the construction of the Veladero Power Transmission project. We have incurred $52 million to complete the project (100% basis).
In March 2022, a Chilean trial court issued injunctions which, among other things, prohibited the administrative authority that oversees electric projects in Chile (the Coordinador Eléctrico Nacional, or “CNE”) from completing the procedures required to energize the Veladero Power Transmission project. Compañía Minera Nevada, Barrick's Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project, has appealed the trial court’s decision. Negotiations with the Chilean mining company that requested the injunctions are progressing. The settlement of this dispute would allow the injunctions to be lifted and the process for energizing the transmission line in Chile to continue.
Separately, the renewal of the energy import permit in Argentina is underway and is expected to be finalized in the third quarter of 2022, to support power transmission in the fourth quarter of 2022.

Exploration and Mineral Resource Management

The foundation of our exploration strategy starts with a deep organizational understanding that discovery through exploration is a long-term investment and the main value driver for the business - not a process. Our exploration strategy has multiple elements that all need to be in balance to deliver on the Company's business plan for growth and long-term sustainability.
First, we seek to deliver projects of a short- to medium-term nature that will drive improvements in mine plans. Second, we seek to make new discoveries that add to Barrick's Tier One Gold Asset5 portfolio. Third, we seek to optimize the value of major undeveloped projects. Finally, we seek to identify emerging opportunities early in their value chain and secure them by an earn-in or outright acquisition, where appropriate.
Our exploration approach is to first understand the geological framework and ore controls. We then design exploration programs based upon that understanding, instead of simply drilling for mineralized intervals.
In our ongoing quest for excellence and the delivery of the global growth strategy, we have made significant changes in the senior management of the exploration team in the second quarter of 2022. Three of our four exploration regions - Latin America, Asia-Pacific and Africa and Middle East - are now being managed by newly appointed vice presidents, while in the North America region, the new positions of Exploration Manager in Canada and New Opportunities Manager were also filled. A dedicated growth manager for the Latin America and Asia-Pacific exploration region is also in place as we expand our search for new opportunities.
These highly experienced appointees are already driving significant change in our exploration and growth business. This renewed energy and focus is delivering robust results from multiple projects highlighted in the following section.

North America
Carlin, Nevada, USA8,9
At North Leeville, drilling continues to test the significant growth opportunities along prospective northwest and north-northeast structures identified from drilling completed over the last two years. New results from the second quarter of 2022 confirmed the importance of these structures and their role in controlling high-grade mineralization; including 27.4 meters at 19.57 g/t Au in hole NLX-22013b. This hole, together with results from previously reported NLX-00011 and NLX-00012, are expected to further expand the inferred resource footprint. Resource delineation drilling will continue to capture additional high-value ounces.
At Ren, drilling is focused on increasing confidence in the continuity of high grade mineralization in the significantly brecciated and structurally complex North and JB Zones. New results from hole MRC-22001 within a multi-stage tectonic breccia, including 27.7 meters at 11.49 g/t Au, are interpreted to be a fault at the Devonian Popovich and Silurian Bootstrap contact. These intercepts are also expected to further expand the inferred resource footprint. Further drilling is expected in 2022, which will also test the significant exploration upside to the west along the Corona Corridor.
In the down dropped fault block east of the El Niño mine, follow up drilling is in progress to define the extent of the previously reported zone (WSF-22001: 15.5 meters at 7.86 g/t Au). The initial step out to the east (hole WSF-22004) intersected numerous lamprophyre dikes, intruding along high angle structures in the East Bounding fault corridor. The observed alteration, brecciation and mineralization along the graben margin further enhance the potential in this area. Initial follow up drilling continues to define the controls and vectors to mineralisation and the opportunity remains to extend this zone to the east within the two-kilometer wide untested graben that separates the El Niño and Ren deposits.

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OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Cortez, Nevada, USA
At the Hanson Footwall target in the Cortez Hills underground mine, drill testing of a mineralised fault and inferred feeder below the mine is ongoing. Drilling from earlier this year has significantly improved the geological understanding of this target, with new drilling orientation supporting evidence for an imbricated thrust system that is controlling the previously reported result. Continued geological modeling has identified additional targets along this thrust system, which will be tested later in 2022.
At the Swift property, an exploration earn-in option for Nevada Gold Mines, additional surface mapping and interpretation has highlighted an area within the southwest corner of the property that contains abundant pervasive alteration and geochemical anomalism in the exposed upper plate silliclastic stratigraphy. A fence of drill holes is planned to assess the potential, and define the litho stratigraphic framework of the lower plate carbonates. Permitting has been completed, and drilling is planned to commence in the third quarter of 2022.

Fourmile, Nevada, USA
Drilling continued north of the Mill Canyon stock in the second quarter of 2022. Two of the three planned holes have been completed with the third in progress. The drilling to date has successfully intersected prospective carbonate stratigraphy, and in the second hole, encountered several areas of weak to moderate alteration associated with faults and intrusive contacts. Assays for this hole are currently pending, but provide strong evidence that the mineralizing system is still present three kilometers north of Fourmile along the interpreted structural corridor.
At Fourmile itself, geological interpretation continued on the Dorothy breccia-hosted mineralization which led to an improved understanding of breccia formation and zonation, providing encouraging vectors to target additional high grade mineralization. Two additional target areas along the margins of the breccia body were identified and could provide significant upside in the Dorothy area. Drill testing is planned during the third quarter of 2022.

Turquoise Ridge, Nevada, USA
The 2022 exploration program at Turquoise Ridge is significantly larger than in recent years due to advances in geological understanding and the development of several new target ideas. During the second quarter of 2022, surface drilling targeted a significant and mineralized structural intersection just south of the Turquoise Ridge underground mine, as well as wider spaced holes scouting the covered area near the poorly tested Fence Line area, straddling a legacy property boundary. The area of interest at Fence Line continues to expand to the south based on deep oxidation, with strong geochemistry intersected in reverse circulation (RC) drill holes. Scout drilling is on track to be completed in the third quarter of 2022, and will be followed by targeted core holes to test the highest priority concepts.

Hemlo, Canada10
A deep focus continues on improving the understanding of both the controls of mineralization and plunging ore shoots at Hemlo, while updating the geological model.
Model confirmation drilling continued at lower C-Zone West with several intercepts that helped better define the ore shoots including 4.2 meters at 11.18 g/t Au in drillhole 1152213; 2.7 meters at 8.89 g/t Au in 1152211, and 4.5 meters at 9.76 g/t Au in 1152229. Three other holes fell outside of the newly defined plunges. Drilling in the upper C-Zone included intercepts of 9.0 meters at 5.85 g/t Au in drillhole 4502213; 6.0 meters at 14.9 g/t Au in 4502208; as well as 5.5 meters at 4.68 g/t Au and 4.1 meters at 4.96 g/t Au in 7652203 that help better define the plunging shoots in the 300 series. E-Zone drilling returned 6.1 meters at 12.69 g/t Au in W2211 and 2.8 meters at 11.51 g/t Au in W2221. High-grade mineralization at the E Zone is interpreted to be associated with mineralized carbonate and quartz-carbonate veins that are hosted by pervasively carbonate and feldspar altered fine-grained volcaniclastic units.

Uchi Belt, Canada
Multiple teams completed geological traverses and completed property wide till surveys over the LP and Red Lake properties, optioned with LP Gold and Dixie Gold, respectively. Preliminary results indicate limited prospectivity though some additional fieldwork is planned.
By early June, focus transitioned to follow up on till anomalies on the South Uchi property. Field traverses have identified favorable alteration in the vicinity of inferred sources of till anomalies. Hundreds of mapping stations and samples had been collected by the end of the second quarter of 2022. A low impact drill will be mobilized early in the third quarter to infill till sampling in areas covered by glacial-lacustrine sediments. The results from this sampling will be used to motivate the next phase of targeted drill testing.

Latin America & Asia-Pacific
Pueblo Viejo, Dominican Republic
At Arroyo del Rey, 13 line-kilometers from a ground induced polarization (IP) geophysical survey in seven WNW-ESE lines identified a continuous chargeability anomaly (1,500 x 250 meters). Field mapping and sampling confirmed the target with coincident geochemical surface anomalies. The Arroyo del Rey target is similar to the adjacent Cumba deposit, which was mined in 2019 and 2020. Drilling at Arroyo del Rey is expected to start in the first quarter of 2023.
At the Main Gate target, four core holes (1,220 meters) were completed, aiming to test potential concealed mineralization below the thrusted “Hatillo” limestone. All holes intersected the underlying Los Ranchos formation, host to Pueblo Viejo's mineralization, from 140 meters. One of the drillholes intersected 25 meters of favorable alteration and low-grade mineralization, confirming the exploration concept. Follow up drilling is planned to test the potential extension of the high-grade – and also concealed – ARD1 target which is located 600 meters to the northwest of Main Gate.
One drillhole tested the extension of high-grade mineralization to the east of the Mejita pit. The hole intercepted low-grade mineralization associated with favorable alteration and lithology. Two additional drillholes are planned during the third quarter of 2022 to test the intersection between the Mejita NE trend with two main northwest structures that control mineralization in the district.

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OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
El Indio Belt, Argentina and Chile11
Four conceptual targets were drill tested between January and April 2022, corresponding to three targets in the El Indio district (Chile) and one at Zancarron (Argentina).
No significant mineralization was identified at Azufreras, while at the Campanario target, narrow mineralization (22 meters at 0.97 g/t Au from 142 meters - DDHCAM-02; and 12 meters at 0.94 g/t Au from 218 meters - DDHCAM-04) was intersected with further review planned.
At Cerro Canto, four drillholes tested permissive structural intersections and favorable alteration. One drillhole (DDHCAN-01) was collared to confirm previously delineated mineralization blanketed by unfavorable alteration, which intersected 16 meters at 4.12 g/t Au (from 167 meters), including a high-grade assay of 2 meters at 23.4 g/t Au (from 170 meters). Exploration potential remains in the eastern part of the target.

Veladero District, Argentina
At Veladero, activities focused on the evaluation of the near-mine, north-south Veta Aguilar target. Work in the second quarter of 2022 included desktop and field activities such as a trenching and sampling program to understand ore controls in the main part of the vein as well as exploring strike-extensions of the vein to the north and south. A drilling program to further evaluate the potential of this target at depth will begin in the third quarter of 2022.
Results obtained from Zancarrón, 20 kilometers to the south of Veladero, reduced the potential for the Argentinian side of the target to provide satelite ounces to the Veladero operation. Updated structural interpretations as a result of our work highlights the potential of the target on the Chilean side of the border and a drill campaign in the fourth quarter of 2022 is under review.
In the La Ortiga trend to the northeast of the Veladero mine, exploration activities focused on La Ortiga Norte (Domo Negro) and Morro Escondido. Limited legacy drilling at Morro Escondido (from 1996 and 2007) shows potential for shallow mineralization, which is being reevaluated for the Veladero operation. Field validation and ground geophysical surveys are planned after the Andean winter, to be followed by drilling subject to favourable results.

El Quevar, Argentina12
A maiden five-hole drill program was completed in the El Quevar district during the second quarter. Three targets were discarded due to the lack of favorable alteration and mineralization. However at the Naty target, two core holes confirmed favorable lithologies and hydrothermal alteration below fresh to weakly altered rocks. One hole (DDH-QVR-22-01) located in the west of the Naty target intersected more than 200 meters of permeable volcanic rocks with favorable alteration. The second hole (DDH-QVR-22-03), collared 700 meters to the east, intersected similar lithologies and alteration with notable gold mineralization of 2 meters at 13.75 g/t Au and 8 meters at 0.34 g/t Au. Ground geophysical surveys are planned in the fourth quarter of 2022 with additional drilling if warranted.

Cerro Bayo, Argentina
65% of the Cerro Bayo property was covered by geological mapping and sampling during the second quarter of 2022. Additionally, a ground magnetic survey was completed. Multiple favorable features were identified, including key trending mineralized structures. Surface samples confirmed gold mineralization along these northwest structures in the property. Next steps include detailed geological mapping and sampling of the high potential areas. Subject to results from trenching, a ground geophysics and drilling program is being planned for the first quarter of 2023.

Makapa Project, Guyana
Focus continues on rapid identification and prioritization of targets along the prospective Makapa shear zone at the Guyana shield. Rapid screening has proven to be effective on covering large portions of ground.

Reunion Gold Strategic Alliance, Guiana Shield
Drilling on the NW Extension project in Suriname was suspended in the second quarter of 2022 due to the wet season, and will resume when conditions permit. This is currently expected to be in the third quarter of 2022.

Porgera, Papua New Guinea
As discussed on page 8, Porgera is currently on temporary care and maintenance and consequently, all exploration activities have ceased.

Japan Gold Strategic Alliance, Japan
Field based workshops were initiated in the second quarter of 2022 upon the easing of country entry restrictions. The full portfolio of projects in Kyushu and Honshu were reviewed in the field, accounting for 18 of the 29 projects in the alliance. Targeted work programs, including fully integrated 3D models on the Togi and Mizobe projects, have been designed, and a subject matter expert on low sulphidation epithermal systems has been engaged to support the programs.
Field based reviews of the remaining alliance projects, located in Hokkaido, commenced at the end of the second quarter of 2022. The aim is to assess all alliance projects ahead of the extended Initial Evaluation phase (August 31, 2022) to determine which projects will advance to the Second Evaluation phase.
Africa & Middle East
Bambadji Joint Venture, Senegal13
The Bambadji JV continues to deliver strong results, focused on the definition of large-scale systems. At the Fatima target, reverse circulation ("RC") holes continued to confirm down-dip and along strike extensions of mineralization initially defined by air core drilling. Highlights include: 22 meters at 2.44 g/t Au, including 17 meters at 3.06 g/t Au (FARC001); 8 meters at 3.42 g/t Au and 22 meters at 2.21 g/t Au (FARC003); 24 meters at 3.12 g/t Au (FARC012) and 9 meters at 2.50 g/t Au (FARC013). Mineralization remains open along strike and down-dip. A new drilling program is underway to further extend the target beyond the 170 meter strike length currently delineated.
Immediately east of Fatima, an initial RC drilling program has tested the Djenebou Structure over two kilometers of strike length. Encouraging results included 18 meters at 1.13 g/t Au (DJRC010), 3 meters at 5.67 g/t Au (DJRC010), 8 meters at 2.02 g/t Au (DJRC013), 5 meters at 14.63 g/t Au (DJRC013), and 22 meters at 1.65 g/t Au (DJRC014). Results are being analyzed in advance of a second phase of drilling to extend the mineralization along strike and down dip.

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Scout RC drilling on the Kach Target identified a mineralized system over an 800 meter strike length with strong zones of mineralization: 12 meters at 4.08 g/t Au, including 3 meters at 14.89 g/t Au (KCRC007), 9 meters at 11.93 g/t Au (KCRC008), and 7 meters at 2.12 g/t Au (KCRC006). The target is located on the extension of the Faraba structure and the system is open at depth and along strike. Drilling is being designed to evaluate the full opportunity.
Exploration is also drill testing a 4.5 kilometer northwest corridor for a large-scale mineralized system on the projection of the Gounkoto Domain Boundary Structure into Senegal. Along strike of that corridor, the Kabetea target has yielded strong drill results including 47 meters at 3.76 g/t Au from 55 meters, including 13 meters at 9.36 g/t Au (KBTRC009). Follow up drilling is underway to test the extensions of high grade mineralization.

Loulo-Gounkoto, Mali14
A new high priority target (Yase) was identified in the second quarter of 2022, where YaDH112 intersected 6.65 meters at 5.47 g/t Au associated with the Yalea Ridge trend. Follow-up drilling has confirmed continuity over 300 meters of strike to a depth of 200 vertical meters in the central portion of the target, which is open in all directions. The grade is variable with several significant intercepts: 10 meters at 4.48 g/t Au (YASERC001), 7 meters at 3.52 g/t Au (YASERC002), 13 meters at 2.27 g/t Au (YASERC003). Additional drilling will be completed in the third quarter of 2022 to test the interpreted panel of shear-hosted mineralization over 700 meters of identified strike length as well as to identify other similar targets.
At the Faraba Complex, resource conversion drilling began, with 67% of the overall program completed as at the end of the second quarter of 2022. Results to date are confirming the overall model and potential to significantly contribute towards the replacement of annual depletion.
At the Gounkoto DB1 target, additional drilling has confirmed the continuity of the high-grade zone hosted in folded fine grained sediments in the footwall of the main Gounkoto Domain Boundary Structure (GKDB). Significant intercepts include DBDH009: 8.45 meters at 4.11 g/t Au and 13.50 meters at 3.64 g/t Au and DBDH010: 3.85 meters at 3.20 g/t Au. Recent data integration and analysis has highlighted three kilometers of sparsely tested footwall domain along the main GKDB structure with potential for multiple blind high-grade shoots. The next step is to motivate high resolution geophysics to identify geological complexity along the GKDB structure and improve targeting of blind mineralized zones.

Tongon, Côte d'Ivoire15
Exploration along the prospective Stabilo trend and subparallel structures has identified several priority targets with satellite potential to further extend the Tongon life of mine.
At Koro A1, diamond drilling intercepted Seydou North style alteration and mineralization returning 13.24 meters at 2.41 g/t Au (KOR1DH001). Modeling of results to date indicates a northeast plunging shoot of higher grade mineralization and follow-up drilling is planned early in the third quarter of 2022.
The Koro A2 target is sparsely tested with potential for multiple subparallel mineralized structures confirmed by auger drilling over two kilometers. First pass air core drilling has been planned to test this expanded exploration potential in the third quarter of 2022.
At Seydou North, results continue to demonstrate strong resource growth potential and include 24 meters at 8.67 g/t Au, including 3 meters at 31.63 g/t Au (SNRC225), 19 meters at 5.22 g/t Au, including 5 meters at 8.36 g/t Au (SNRC224) and 10 meters at 11.15 g/t Au, including 5 meters at 21.68 g/t Au (SNRC175). An updated block model and pit optimization was completed during the second quarter of 2022, revealing that the depth of the pit shell is data constrained, while mineralization remains open down-plunge and along strike.

Kibali, Democratic Republic of Congo
A review of the geological architecture within the KCD-Gorumbwa-Kombokolo corridor, has identified kilometer scale conceptual exploration potential toward the north-west of the KCD orebody. This opportunity, in a highly prospective setting, will be a focus in the coming quarters.
At Kalimva, a program designed to test the underground opportunity below the open pit is in progress (11 of 19 holes completed). Weaker than expected results were noted in the southern and central portion of the target, limiting the size potential for an underground target at the depth tested (results received to a 250 meter vertical depth). The potential remains for smaller, high-grade targets in the central and north areas that are currently being tested.
Elsewhere, drilling is currently underway to test the extension of the Mengu Hill deposit to assess the potential for an underground opportunity, supported by high grade legacy intercepts down plunge of the open pit. Meanwhile at Renzi, a near mine target with indications of high grade, will be tested early in the third quarter of 2022. Zambula on the KZ South trend represents a sparsely tested large scale mineralized system with significant satellite potential which will be a focus for exploration in the third quarter of 2022.
At Makoro, field mapping continues to support a northwest trending shear corridor extending more than three kilometers in strike length, correlating with favorable host lithologies and localized high grade rock samples. The target demonstrates potential for a significant mineralized system with multiple mineralized lenses within 40 kilometers of the Kibali mill.

North Mara and Bulyanhulu, Tanzania
A full data and targeting review of the Mara Belt has highlighted the southeast portion as particularly prospective, especially along the Gokona-Gena Corridor. A newly confirmed set of northeast trending fertile structures may represent an additional control previously not recognized. The corridor is largely concealed under post mineral phonolite and generally only sparsely tested by shallow legacy drilling. Delineating targets in this corridor utilizing geophysics, framework drilling and new analyses of the legacy drill hole material will be a priority for the North Mara exploration team in the third quarter of 2022.
The Tembo transaction has been completed with all licenses transferred and initial exploration programs commenced. Early indications from the northwest part of the Bulyanhulu Inlier are positive with strong deformation, intense alteration and geological complexity noted at the Kalemero and Maribu targets. Exploration efforts are

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focusing on refining the overall geological architecture to place these encouraging observations in context and prioritize the best opportunities for large mineralized systems in the Bulyanhulu Inlier.

Egypt, Regional Exploration
In Egypt, all requirements to start the first two year exploration period at the Fatiri and Atalla blocks have been completed. Full exploration programs will commence early in the third quarter of 2022.

Lumwana
Drilling commenced in the Lubwe southwest starter pit area in the second quarter of 2022. Assays received have increased the overall grade of the southwest starter pit and a similar approach will be extended to the southeast starter pit to achieve a similar upgrade.
The Lubwe starter pits show the potential to unlock value within the Chimi super pit, by providing a low strip alternative ore source to feed the mill during stripping of the super pit. Further drilling and conceptual mine plan revisions are underway, together with preliminary expansion capital estimates, with the aim of proving potential viability to justify the commencement of a pre-feasibility study in 2023.
An important focus for the upcoming quarter will be the Kamaranda and Kababisa targets, which both show potential to provide near surface, higher grade mineralization.

Jabal Sayid, Kingdom of Saudi Arabia16
At Jabal Sayid, the down-hole electromagnetic survey program designed to detect extensions to known mineralization as well as develop new targets in prospective geological settings has commenced. Early results are encouraging. This program will be completed early in the third quarter of 2022, with results integrated into the current geological model to prioritize targets for drill testing.
At Lode 1, drilling continues to demonstrate strong growth potential down plunge to the southwest, with the high-grade feeder zone intersected at depth. Results include 54.04 meters at 15.83% Cu, including 39.7 meters at 20.58% Cu (BDH1160), 59.73 meters at 4.87% Cu, including 22.03 meters at 10.01% Cu (JED1883), and 39 meters at 5.13% Cu, including 15 meters at 6.82% Cu (JED1881A).
Along the continuity of the target palaeosurface from the Jabal Sayid mine, trenching has identified a south-southwest extension from Lode 1 to the South Gossan over an 825 meter strike length. This area is untested by drilling to date and will be incorporated into the exploration work program moving forward.

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OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Review of Financial Results

Revenue

($ millions, except per ounce/pound data in dollars)		For the three months ended		For the six months ended
	6/30/22	3/31/22	6/30/21	6/30/22	6/30/21
Gold
000s oz sold[a]	1,040	993	1,070	2,033	2,163
000s oz produced[a]	1,043	990	1,041	2,033	2,142
Market price ($/oz)	1,871	1,877	1,816	1,874	1,805
Realized price ($/oz)[b]	1,861	1,876	1,820	1,868	1,798
Revenue	2,597	2,511	2,589	5,108	5,230
Copper
millions lbs sold[a]	113	113	96	226	209
millions lbs produced[a]	120	101	96	221	189
Market price ($/lb)	4.32	4.53	4.40	4.43	4.12
Realized price ($/lb)[b]	3.72	4.68	4.57	4.20	4.32
Revenue	211	287	234	498	490
Other sales	51	55	70	106	129
Total revenue	2,859	2,853	2,893	5,712	5,849
a.On an attributable basis.
b.Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.

Q2 2022 compared to Q1 2022
In the second quarter of 2022, gold revenues increased by 3% compared to the first quarter of 2022, primarily due to higher sales volume, partially offset by a slightly lower realized gold price1. The average market price for the three month period ended June 30, 2022 was $1,871 per ounce versus $1,877 per ounce in the prior quarter. During the second quarter of 2022, the gold price ranged from $1,787 per ounce to $1,998 per ounce, and closed the quarter at $1,817 per ounce. The realized gold price1 in the second quarter of 2022 was lower than the market gold price due to the timing of sales given the wide trading range over the course of the quarter. Gold prices in the second quarter of 2022 continued to be volatile, impacted by economic and geopolitical concerns as a result of the invasion of Ukraine by Russia, rising interest rates, a strengthening trade-weighted US dollar, pandemic related lockdowns in China, and the tightening of fiscal policies by governments worldwide.
In the second quarter of 2022, gold production on an attributable basis was 53 thousand ounces higher than the prior quarter, due to a stronger performance across the portfolio, mainly at Carlin, Veladero, North Mara, Bulyanhulu and Turquoise Ridge. This was partially offset by lower production at Cortez due to mine sequencing as it transitions from the end of open pit mining at Pipeline to the next phase at Crossroads, which is expected to underpin stronger performance for the asset in the fourth quarter of 2022.

ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz)
Q2 2022 compared to Q1 2022

Copper revenues in the second quarter of 2022 decreased by 26% compared to the prior quarter due to a lower realized copper price1. The average market price in the second quarter of 2022 was $4.32 per pound, representing a decrease of 5% from the all-time high quarterly average price of $4.53 per pound in the prior quarter. The realized copper price1 in the second quarter of 2022 was lower than the market copper price due to the impact of negative provisional pricing adjustments, whereas a positive provisional pricing adjustment was recorded in the prior quarter. During the second quarter of 2022, the copper price traded in a range of $3.68 per pound to $4.80 per pound, and closed the quarter at $3.74 per pound. Copper prices in the second quarter of 2022 declined from the all-time highs reached in the prior quarter on a strengthening US dollar, recession concerns and pandemic related lockdowns in China. Longer term, expectations for increases in copper demand from infrastructure spending and the transition to a low-carbon global economy continue to have a positive impact on copper demand and consequently, expectations of future prices.
Attributable copper production in the second quarter of 2022 was 19 million pounds higher compared to the prior quarter due to higher grades and improved mill efficiency at Lumwana. Attributable copper sales in the second quarter of 2022 was in line with the prior quarter.

Q2 2022 compared to Q2 2021
For the three month period ended June 30, 2022, gold revenues were almost in line with the same prior year period, with a higher realized gold price1 largely offsetting a decrease in sales volume. The average market price for the three month period ended June 30, 2022 was $1,871 per ounce versus $1,816 per ounce for the same prior year period.

BARRICK SECOND QUARTER 2022	46	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz)
Q2 2022 compared to Q2 2021

For the three month period ended June 30, 2022, attributable gold production was 2 thousand ounces higher than the same prior year period, primarily as a result of the mechanical mill failure at Carlin's Goldstrike roaster which occurred in the same prior year period, higher tonnes processed at Veladero as the mine was transitioning to Phase 6 of the leach pad in the first half of 2021 and the successful ramp-up of the underground mining and processing operations at Bulyanhulu. This was largely offset by the completion of Phase 1 mining at Long Canyon in May 2022 and the end of mining at Buzwagi as the operation transitioned into closure in the third quarter of 2021 (both included in the "Other" category above).
Copper revenues for the three month period ended June 30, 2022 decreased by 10% compared to the same prior year period, primarily due to a lower realized copper price1, partially offset by higher sales volumes. In the second quarter of 2022, the realized copper price1 was lower than the market copper price due to the impact of negative provisional pricing adjustments, whereas the same prior year period benefited from the timing of sales.
Attributable copper production for the three month period ended June 30, 2022 increased by 24 million pounds compared to the same prior year period, primarily due to higher grades at Lumwana.

YTD 2022 compared to YTD 2021
For the six month period ended June 30, 2022, gold revenues decreased by 2% compared to the same prior year period, primarily due to a decrease in sales volumes, partially offset by an increase in the realized gold price1. The average market price for the six month period ended June 30, 2022 was $1,874 per ounce versus $1,805 per ounce for the same prior year period.
For the six month period ended June 30, 2022, attributable gold production was 109 thousand ounces lower than the same prior year period, primarily as a result of lower grades processed at Pueblo Viejo, the completion of Phase 1 mining at Long Canyon in May 2022, and the end of mining at Buzwagi as the operation transitioned into closure in the third quarter of 2021. This was partially offset by higher production at Carlin as a result of the mechanical mill failure at the Goldstrike roaster which occurred in the same prior year period, at Veladero as the mine was transitioning to Phase 6 of the leach pad in the first half of 2021, and at Bulyanhulu due to the successful ramp-up of the underground mining and processing operations.
Copper revenues for the six month period ended June 30, 2022 increased by 2% compared to the same prior year period, primarily due to higher sales volume, partially offset by a lower realized copper price1. For the six month period ended June 30, 2022, the realized copper price1 was lower than the market copper price as a result of the impact of negative provisional pricing adjustments, whereas a positive provisional pricing adjustment was recorded in the same prior year period.
Attributable copper production for the six month period ended June 30, 2022, increased by 32 million pounds compared to the same prior year period, mainly due to higher grades processed at Lumwana.

Production Costs

($ millions, except per ounce/pound data in dollars)		For the three months ended		For the six months ended
	6/30/22	3/31/22	6/30/21	6/30/22	6/30/21
Gold
Site operating costs	1,163	1,068	1,016	2,231	2,036
Depreciation	438	419	448	857	902
Royalty expense	95	88	92	183	185
Community relations	7	7	5	14	9
Cost of sales	1,703	1,582	1,561	3,285	3,132
Cost of sales ($/oz)[a]	1,216	1,190	1,107	1,203	1,090
Total cash costs ($/oz)[b]	855	832	729	844	723
All-in sustaining costs ($/oz)[b]	1,212	1,164	1,087	1,188	1,052
Copper
Site operating costs	76	83	65	159	130
Depreciation	34	38	46	72	94
Royalty expense	32	32	25	64	48
Community relations	1	1	1	2	1
Cost of sales	143	154	137	297	273
Cost of sales ($/lb)[a]	2.11	2.21	2.43	2.16	2.26
C1 cash costs ($/lb)[b]	1.70	1.81	1.83	1.75	1.71
All-in sustaining costs ($/lb)[b]	2.87	2.85	2.74	2.86	2.48
a.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick's ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick's ownership share).
b.Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.

Q2 2022 compared to Q1 2022
In the second quarter of 2022, gold cost of sales on a consolidated basis was 8% higher compared to the first

BARRICK SECOND QUARTER 2022	47	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
quarter of 2022, mainly due to higher sales volume and higher input prices driven by energy and consumables. Our 45% interest in Kibali is equity accounted, and therefore the mine's cost of sales is excluded from our consolidated gold cost of sales. Our per ounce metrics, gold cost of sales2 and total cash costs1, includes our proportionate share of cost of sales at our equity method investees, and were 2% and 3% higher, respectively, than the prior quarter. This was mainly due to the impact of higher input prices driven by energy and consumables from inflationary pressures initially related to global supply chain constraints, and then exacerbated by the Russian invasion of Ukraine.
In the second quarter of 2022, gold all-in sustaining costs per ounce1, which also includes our proportionate share of equity method investees, increased by 4% compared to the prior quarter. This was primarily due to higher total cash costs per ounce1 as described above, combined with higher minesite sustaining capital expenditures1.
In the second quarter of 2022, copper cost of sales on a consolidated basis was 7% lower compared to the prior quarter, mainly due to lower site operating costs from higher capitalized waste stripping, combined with lower depreciation expense at Lumwana. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore, we do not include their cost of sales in our consolidated copper cost of sales. Our per pound metrics, copper cost of sales2 and C1 cash costs1, include our proportionate share of cost of sales at our equity method investees. Copper cost of sales per pound2 was 4% lower compared to the prior period, primarily due to lower depreciation expense combined with lower C1 cash costs per pound1. C1 cash costs per pound1 was 6% lower, primarily due to higher grades at Lumwana, as the mine continues to focus on capitalized waste stripping to open up higher-grade mining areas to drive future production growth over the five-year outlook. This was partially offset by higher input prices mainly due to fuel.
In the second quarter of 2022, copper all-in sustaining costs1 per pound, which also includes our proportionate share of equity method investees, was essentially in line with the prior quarter, as higher minesite sustaining capital expenditures1 from an increase in capitalized stripping at Lumwana was largely offset by lower C1 cash costs per pound1.

Q2 2022 compared to Q2 2021
For the three month period ended June 30, 2022, gold cost of sales on a consolidated basis was 9% higher than the same prior year period, primarily due to higher site operating costs from higher input prices driven by energy, labor and consumables due to inflationary pressures. This was partially offset by lower sales volumes. Our 45% interest in Kibali is equity accounted and therefore, the mine's cost of sales is excluded from our consolidated gold cost of sales. Our per ounce metrics, gold cost of sales2 and total cash costs1, include our proportionate share of cost of sales at our equity method investees, and were 10% and 17% higher, respectively, compared to the same prior year period. This was due to higher input prices driven by energy, labor and consumables from inflationary pressures initially related to global supply chain constraints, and then exacerbated by the Russian invasion of Ukraine.
For the three month period ended June 30, 2022, gold all-in sustaining costs per ounce1 increased by 11%
compared to the same prior year period, primarily due to an increase in total cash costs per ounce1, combined with higher minesite sustaining capital expenditures1.
For the three month period ended June 30, 2022, copper cost of sales on a consolidated basis was 4% higher than the same prior year period, primarily due to higher site operating costs from higher sales volume and inflationary pressures as described above. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore, we do not include their cost of sales in our consolidated copper cost of sales. Our per pound metrics, copper cost of sales2 and C1 cash costs1, includes our proportionate share of cost of sales at our equity method investees, which decreased by 13% and 7%, respectively, primarily due to higher grades at Lumwana, as the mine continues to focus on capitalized waste stripping to open up higher-grade mining areas to drive future production growth over the five-year outlook. This was partially offset by higher input prices primarily driven by fuel from inflationary pressures, as described above.
For the three month period ended June 30, 2022, copper all-in sustaining costs per pound1 was 5% higher than the same prior year period primarily reflecting higher minesite sustaining capital expenditures1 from an increase in capitalized stripping at Lumwana, partially offset by lower C1 cash costs per pound1.

YTD 2022 compared to YTD 2021
For the six month period ended June 30, 2022, cost of sales applicable to gold was 5% higher than the same prior year period, mainly due to higher site operating costs primarily from higher input prices driven by energy, labor and other consumables as a result of inflationary pressures as described above. This was partially offset by lower depreciation expense. Our 45% interest in Kibali is equity accounted and therefore, we do not include their cost of sales in our consolidated gold cost of sales. On a per ounce basis, cost of sales applicable to gold2 and total cash costs1, after including our proportionate share of cost of sales at our equity method investees, were 10% and 17% higher, respectively, than the same prior year period. This was primarily due to higher input prices driven by energy, labor and consumables from inflationary pressures initially related to global supply chain constraints, and then exacerbated by the Russian invasion of Ukraine.
For the six month period ended June 30, 2022, gold all-in sustaining costs per ounce1 increased by 13% compared to the same prior year period, primarily due to an increase in total cash costs per ounce1 and higher minesite sustaining capital expenditures1.
For the six month period ended June 30, 2022, cost of sales applicable to copper was 9% higher than the same prior year period, primarily due to higher sales volume and inflationary pressures as described above. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore, we do not include their cost of sales in our consolidated copper cost of sales. Cost of sales applicable to copper per pound2, after including our proportionate share of cost of sales at our equity method investees, decreased by 4% compared to the same prior year period, primarily due to lower depreciation expense, partially offset by higher C1 cash costs1. C1 cash costs1 increased by 2% compared to the same prior year period, mainly due to higher operating costs as a result of higher input prices driven by energy and consumables from

BARRICK SECOND QUARTER 2022	48	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
inflationary pressures initially related to global supply chain constraints, and then exacerbated by the Russian invasion of Ukraine. This was largely offset by higher capitalized stripping.
For the six month period ended June 30, 2022, copper all-in sustaining costs per pound1, which have been adjusted to include our proportionate share of equity method investees, were 15% higher than the same prior year period, primarily reflecting higher minesite sustaining capital expenditures1 from an increase in capitalized stripping at Lumwana and increased C1 cash costs per pound1.

Capital Expendituresa

($ millions)		For the three months ended		For the six months ended
	6/30/22	3/31/22	6/30/21	6/30/22	6/30/21
Minesite sustaining[b,c]	523	420	452	943	857
Project capital expenditures[b,d]	226	186	203	412	334
Capitalized interest	6	5	3	11	6
Total consolidated capital expenditures	755	611	658	1,366	1,197
Attributable capital expenditures[e]	587	478	518	1,065	942
a.These amounts are presented on a cash basis.
b.Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
c.Includes both minesite sustaining and mine development.
d.Project capital expenditures1 are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
e.These amounts are presented on the same basis as our guidance.

Q2 2022 compared to Q1 2022
In the second quarter of 2022, total consolidated capital expenditures on a cash basis were 24% higher than the first quarter of 2022 due to an increase in both minesite sustaining capital expenditures1 and project capital expenditures1. Minesite sustaining capital expenditures1 increased by 25% compared to the prior quarter, mainly due to increased capitalized stripping at Cortez and Lumwana. The increase in project capital expenditures1 of 22% primarily relates to the ramp-up of open pit operations at North Mara as well as the commencement of the solar plant expansion and increased expenditure on underground development at Loulo-Gounkoto.

Q2 2022 compared to Q2 2021
For the three month period ended June 30, 2022, total consolidated capital expenditures on a cash basis increased by 15% compared to the same prior year period. This was due to an increase in both minesite sustaining capital expenditures1 and project capital expenditures1. Minesite sustaining capital expenditures1 increased by 16% compared to the same prior year period mainly due to increased capitalized stripping at Cortez and Lumwana, partially offset by lower capitalized stripping at Loulo-Gounkoto. Project capital expenditures1 increased by 11% compared to the same prior year period, primarily due to the ramp-up of open pit operations at North Mara and the expansion of power capacity, including the commencement of the solar plant expansion, at Loulo-Gounkoto.

YTD 2022 compared to YTD 2021
For the six month period ended June 30, 2022, total consolidated capital expenditures on a cash basis increased by 14% compared to the same prior year period due to an increase in both minesite sustaining capital expenditures1 and project capital expenditures1. Minesite sustaining capital expenditures1 increased by 10% compared to the same prior year period. This was mainly due to increased capitalized stripping at Lumwana and Cortez, partially offset by lower capitalized stripping at Loulo-Gounkoto. Higher project capital expenditures1 of 23% were mainly due to the ongoing investment in the ramp-up of open pit operations that will continue throughout 2022 at North Mara; the expansion of power capacity, including the commencement of the solar plant expansion, at Loulo-Gounkoto; and the development of the Phase 7 leach pad expansion at Veladero.

General and Administrative Expenses

($ millions)		For the three months ended		For the six months ended
	6/30/22	3/31/22	6/30/21	6/30/22	6/30/21
Corporate administration	25	30	33	55	61
Share-based compensation[a]	5	24	14	29	24
General & administrative expenses	30	54	47	84	85
a.Based on a US$18.91 share price as at June 30, 2022 (March 31, 2022: US$24.53 and June 30, 2021: US$21.00).

Q2 2022 compared to Q1 2022
In the second quarter of 2022, general and administrative expenses decreased by $24 million compared to the first quarter of 2022, primarily driven by lower share-based compensation expense due to a decrease in our share price during the current quarter. This compares to an increase in the prior quarter.

Q2 2022 compared to Q2 2021
For the three month period ended June 30, 2022, general and administrative expenses decreased by $17 million, primarily due to lower share-based compensation expense as our share price decreased during the current quarter compared to an increase in the same prior year period and to a lesser extent, lower corporate administration expense.

YTD 2022 compared to YTD 2021
For the six month period ended June 30, 2022, general and administrative expenses was relatively consistent with the same prior year period. This was mainly due to lower corporate administration expense, which was largely offset by higher share-based compensation expense attributed to a more modest decrease in our share price in the current period compared to a larger decrease in the same prior year period.

BARRICK SECOND QUARTER 2022	49	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Exploration, Evaluation and Project Expenses

($ millions)		For the three months ended		For the six months ended
	6/30/22	3/31/22	6/30/21	6/30/22	6/30/21
Global exploration and evaluation	33	27	33	60	61
Project costs:
Pascua-Lama	15	14	11	29	21
Other	30	13	14	43	20
Corporate development	2	3	3	5	4
Global exploration and evaluation and project expense	80	57	61	137	106
Minesite exploration and evaluation	20	10	16	30	32
Total exploration, evaluation and project expenses	100	67	77	167	138

Q2 2022 compared to Q1 2022
Exploration, evaluation and project expenses for the second quarter of 2022 increased by $33 million compared to the first quarter of 2022. This was driven by higher other project costs primarily related to projects in the Latin America and Asia-Pacific region. This was combined with higher minesite exploration and evaluation expense, mainly due to drilling campaigns at Turquoise Ridge and the ramp-up of projects during the summer months at Leeville.

Q2 2022 compared to Q2 2021
Exploration, evaluation and project expenses for the three month period ended June 30, 2022 was $23 million higher than the same prior year period, driven by higher project costs mainly related with our projects in the Latin America and Asia-Pacific region, including Pascua-Lama. This was combined with higher minesite exploration and evaluation costs at Turquoise Ridge.

YTD 2022 compared to YTD 2021
Exploration, evaluation and project expenses for the six month period ended June 30, 2022 was $29 million higher than the same prior year period, primarily due to higher project costs, mainly associated with our projects in the Latin America and Asia-Pacific region, including Pascua-Lama.

Finance Costs, Net

($ millions)		For the three months ended		For the six months ended
	6/30/22	3/31/22	6/30/21	6/30/22	6/30/21
Interest expense[a]	91	91	85	182	173
Accretion	16	12	15	28	25
Interest capitalized	(6)	(5)	(4)	(11)	(7)
Other finance costs	2	1	6	3	7
Finance income	(14)	(11)	(11)	(25)	(20)
Finance costs, net	89	88	91	177	178
a.For the three and six months ended June 30, 2022, interest expense includes approximately $9 million and $17 million, respectively, of non-cash interest expense relating to the streaming agreements with Royal Gold, Inc. (March 31, 2022: $8 million and June 30, 2021: $8 million and $17 million, respectively).

Q2 2022 compared to Q1 2022
In the second quarter of 2022, finance costs, net were in line with the prior quarter as higher accretion resulting from an increase in market interest rates was offset by higher finance income.

Q2 2022 compared to Q2 2021
For the three month period ended June 30, 2022, finance costs, net remained relatively consistent with the same prior year period as higher finance income and lower other finance costs were largely offset by an increase in interest expense.

YTD 2022 compared to YTD 2021
For the six month period ended June 30, 2022, finance costs, net were in line with the same prior year period as higher interest income and interest capitalized were offset by higher interest expense.

Additional Significant Statement of Income Items

($ millions)		For the three months ended		For the six months ended
	6/30/22	3/31/22	6/30/21	6/30/22	6/30/21
Impairment charges (reversals)	3	2	2	5	(87)
Loss on currency translation	6	3	7	9	11
Closed mine rehabilitation	(128)	3	6	(125)	29
Other expense (income)	2	(11)	26	(9)	45

Impairment Charges (Reversals)
Q2 2022 compared to Q1 2022
In the second quarter of 2022, net impairment charges were $3 million compared to $2 million in the prior quarter. There were no significant impairment charges or reversals in either the current or prior quarter.

Q2 2022 compared to Q2 2021
For the three month period ended June 30, 2022, net impairment charges were $3 million compared to $2 million in the same prior year period. There were no significant impairment charges or reversals in either the current quarter or same prior year period.

YTD 2022 compared to YTD 2021
For the six month period ended June 30, 2022, net impairment charges were $5 million compared to $87 million of net impairment reversals in the same prior year period. The net impairment charge in the current year period mainly related to miscellaneous assets. For the six month period ended June 30, 2021, net impairment reversals mainly related to the impairment reversal at Lagunas Norte following the agreement to sell our 100% interest to Boroo. For a further breakdown of impairment charges and reversals, refer to note 13 of the Financial Statements.

Loss on Currency Translation
Q2 2022 compared to Q1 2022
Loss on currency translation in the second quarter of 2022 was $6 million compared to $3 million in the prior quarter. The increase mainly relates to the depreciation of the Chilean peso and Canadian dollar during the current

BARRICK SECOND QUARTER 2022	50	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
quarter, whereas these currencies appreciated in the prior quarter. This was partially offset by the appreciation of the Zambian kwacha, compared to a depreciation in the prior quarter. Fluctuations in these currencies versus the US dollar impact our local currency denominated value-added tax receivable balances.

Q2 2022 compared to Q2 2021
Loss on currency translation in the second quarter of 2022 was $6 million compared to $7 million in the same prior year period. The losses in both the current quarter and the same prior year period mainly relate to unrealized foreign currency losses from the Argentine peso. The current quarter was further impacted by the depreciation of the Chilean peso and the Canadian dollar, partially offset by the appreciation of the Zambian kwacha. These currency fluctuations resulted in a revaluation of our local currency denominated value-added tax receivable balances.

YTD 2022 compared to YTD 2021
Loss on currency translation for the six month period ended June 30, 2022 was $9 million compared to $11 million in the same prior year period. The losses in both the current year and the same prior year period primarily relate to unrealized foreign currency losses from the Argentine peso. Fluctuations in this currency versus the US dollar, revalue our local currency denominated value-added tax receivable balances.

Closed mine rehabilitation
Q2 2022 compared to Q1 2022
Closed mine rehabilitation in the second quarter of 2022 was a gain of $128 million compared to an expense of $3 million in the prior quarter. The gain mainly relates to an increase in the real risk-free rate used to discount the closure provision in the current period.

Q2 2022 compared to Q2 2021
Closed mine rehabilitation in the second quarter of 2022 was a gain of $128 million compared to an expense of $6 million in the same prior year period. The gain mainly relates to an increase in the real risk-free rate used to discount the closure provision in the current period.

YTD 2022 compared to YTD 2021
Closed mine rehabilitation for the six month period ended June 30, 2022 was a gain of $125 million compared to an expense of $29 million in the same prior year period. The gain mainly relates to an increase in the real risk-free rate used to discount the closure provision in the current period.

Other Expense (Income)
Q2 2022 compared to Q1 2022
For the three months ended June 30, 2022, other expense was $2 million compared to other income of $11 million in the prior quarter. Other expense in the second quarter of 2022 mainly relates to care and maintenance expenses at Porgera, offset by a gain on the sale of miscellaneous permit and land assets. Other income in the prior quarter mainly relates to insurance proceeds received in relation to the claim for the mechanical mill failure at the Goldstrike roaster of $22 million, partially offset by care and maintenance expenses at Porgera.

Q2 2022 compared to Q2 2021
For the three months ended June 30, 2022, other expense was $2 million compared to $26 million in the same prior year period. Other expense in both the current and same prior year period mainly relate to care and maintenances expense at Porgera. In the current quarter, this was offset by a gain on the sale of miscellaneous permit and land assets, while the same prior year period was further impacted by losses on the revaluation of warrant investments.

YTD 2022 compared to YTD 2021
For the six month period ended June 30, 2022, other income was $9 million compared to other expense of $45 million in the same prior year period. Other income in the current year mainly relates to the claim for the mechanical mill failure at the Goldstrike roaster of $22 million and a gain on the sale of miscellaneous assets, partially offset by care and maintenance expenses at Porgera. Other expense in the same prior year period mainly relates to care and maintenance expenses at Porgera as well as losses on the revaluation of warrant investments. For a further breakdown of other expense (income), refer to note 9 to the Financial Statements.

Income Tax Expense
Income tax expense was $279 million in the second quarter of 2022. The unadjusted effective income tax rate in the second quarter of 2022 was 28% of income before income taxes.
The underlying effective income tax rate on ordinary income in the second quarter of 2022 was 26% after adjusting for the impact of foreign currency translation losses on deferred tax balances; the impact of updates to the rehabilitation provision for our non-operating mines; the impact of non-deductible foreign exchange losses; the impact of the Porgera mine being placed on care and maintenance; and the impact of other expense adjustments.
We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore, the expectations of our ability to realize deferred tax assets. The interpretation of tax regulations and legislation as well as their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. We also have significant amounts of unrecognized deferred tax assets (e.g. for tax losses in Canada). Potential changes in any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods. For further details on income tax expense, refer to note 10 of the Financial Statements.

Withholding Taxes
In the second quarter of 2022, we recorded $35 million of dividend withholding taxes related to the undistributed earnings of our subsidiaries in Argentina and the United States.

Nevada Gold Mines
Nevada Gold Mines is a limited liability company treated as a flow through partnership for US tax purposes. The partnership is not subject to federal income tax directly, but each of its partners is liable for tax on its share of the profits of the partnership. As such, Barrick accounts for its current and deferred income tax associated with the investment (61.5% share) following the principles in IAS 12.

BARRICK SECOND QUARTER 2022	51	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Financial Condition Review

Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)	As at 6/30/22	As at 12/31/21
Total cash and equivalents	5,780	5,280
Current assets	3,030	2,969
Non-current assets	38,032	38,641
Total Assets	46,842	46,890
Current liabilities excluding short-term debt	2,217	2,071
Non-current liabilities excluding long-term debt[a]	6,947	7,362
Debt (current and long-term)	5,144	5,150
Total Liabilities	14,308	14,583
Total shareholders’ equity	24,111	23,857
Non-controlling interests	8,423	8,450
Total Equity	32,534	32,307
Total common shares outstanding (millions of shares)	1,771	1,779
Debt, net of cash	(636)	(130)
Key Financial Ratios:
Current ratio[b]	3.95:1	3.95:1
Debt-to-equity[c]	0.16:1	0.16:1
a.Non-current financial liabilities as at June 30, 2022 were $5,610 million (December 31, 2021: $5,578 million).
b.Represents current assets divided by current liabilities (including short-term debt) as at June 30, 2022 and December 31, 2021.
c.Represents debt divided by total shareholders’ equity (including minority interest) as at June 30, 2022 and December 31, 2021.

Balance Sheet Review
Total assets were $46.8 billion as at June 30, 2022, consistent with total assets as at December 31, 2021.
Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories, indirect taxes recoverable and receivable, concentrate sales receivable, other government and joint venture related receivables, as well as cash and equivalents.
Total liabilities at June 30, 2022 were $14.3 billion, which was slightly lower than total liabilities at December 31, 2021. Our liabilities are primarily comprised of debt, other non-current liabilities (such as provisions and deferred income tax liabilities), and accounts payable.

Shareholders’ Equity

7/26/2022	Number of shares
Common shares	1,770,436,335
Stock options	—

Financial Position and Liquidity
We believe we have sufficient financial resources to meet our business requirements for the foreseeable future, including capital expenditures, working capital requirements, interest payments, share buybacks and dividends. To date, we have not experienced significant negative impacts to liquidity as a result of the Covid-19 pandemic. During the second quarter of 2022, our cash balance benefited from strong cash flow from operating activities, dividends from equity method investments as well as investment sales. Cash continues to exceed debt as at June 30, 2022.
Total cash and cash equivalents as at June 30, 2022 were $5.8 billion. Our capital structure comprises a mix of debt, non-controlling interest (primarily at Nevada Gold Mines) and shareholders’ equity. As at June 30, 2022, our total debt was $5.1 billion (debt, net of cash and equivalents was negative $636 million) and our debt-to-equity ratio was 0.16:1. This compares to total debt as at December 31, 2021 of $5.2 billion (debt, net of cash and equivalents was negative $130 million), and a debt-to-equity ratio of 0.16:1.
Uses of cash for the remainder of 2022 include capital commitments of $551 million and we expect to incur attributable minesite sustaining1 and project capital expenditures1 of approximately $800 to $1,100 million during the remainder of the year, based on our guidance range on page 13. For the remainder of 2022, we have contractual obligations and commitments of $660 million for supplies and consumables. In addition, we have $154 million in interest payments and other amounts as detailed in the table on page 55. As discussed on page 8, we have authorized a share buyback program, where we may purchase up to $1 billion of Barrick shares and a performance dividend that may result in a higher dividend based on the closing cash, net of debt position each quarter. During the second quarter of 2022, we repurchased 8.5 million shares for $173 million under this share buyback program, and an additional 0.5 million shares for $9 million that settled in July 2022. We expect to fund these commitments through operating cash flow, which is our primary source of liquidity, as well as our existing cash balances as necessary.
Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market price of gold and to a lesser extent, copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include further portfolio optimization and the creation of new joint ventures and partnerships; issuance of equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a

BARRICK SECOND QUARTER 2022	52	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
strategic partnership; issuance of long-term debt securities in the public markets or to private investors; and drawing on the $3.0 billion available under our undrawn Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing). In May 2022, we completed an amendment and restatement of our undrawn $3.0 billion revolving credit facility, including an extension of the termination date by one year to May 2027, replacement of LIBOR with SOFR as the floating rate benchmark for setting the interest rate for any US dollar funds drawn down, and the establishment of sustainability-linked metrics. The sustainability-linked metrics incorporated into the revolving credit facility are made up of annual environmental and social performance targets directly influenced by Barrick's actions, rather than based on external ratings. The performance targets include Scope 1 and Scope 2 greenhouse gas emissions intensity, water use efficiency (reuse and recycling rates), and TRIFR3. Barrick may incur positive or negative pricing adjustments on drawn credit spreads and standby fees based on its sustainability performance versus the targets that have been set. Both Moody's and S&P rate Barrick's outstanding long-term debt as investment grade. In March 2022, S&P upgraded Barrick's long-term corporate credit rating to BBB+ from BBB, with a stable outlook. This follows a similar upgrade to Baa1 by Moody's in October 2020. The key financial covenant in our undrawn credit facility requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick’s net debt to total capitalization ratio was negative 0.02:1 as at June 30, 2022 (0.00:1 as at December 31, 2021).

Summary of Cash Inflow (Outflow)

($ millions)	For the three months ended			For the six months ended
	6/30/22	3/31/22	6/30/21	6/30/22	6/30/21
Net cash provided by operating activities	924	1,004	639	1,928	1,941
Investing activities
Capital expenditures	(755)	(611)	(658)	(1,366)	(1,197)
Investment sales	122	260	0	382	0
Divestitures	0	0	19	0	19
Dividends received from equity method investments	310	359	35	669	161
Other	22	1	1	23	6
Total investing inflows (outflows)	(301)	9	(603)	(292)	(1,011)
Net change in debt[a]	(4)	(6)	(4)	(10)	(17)
Dividends[b]	(353)	(178)	(159)	(531)	(317)
Return of Capital	0	0	(250)	0	(250)
Net disbursements to non-controlling interests	(232)	(267)	(200)	(499)	(459)
Share buyback program	(173)	0	0	(173)	0
Other	35	45	43	80	64
Total financing outflows	(727)	(406)	(570)	(1,133)	(979)
Effect of exchange rate	(3)	0	0	(3)	(1)
Increase (decrease) in cash and equivalents	(107)	607	(534)	500	(50)
a.The difference between the net change in debt on a cash basis and the net change on the balance sheet is due to changes in non-cash charges, specifically the unwinding of discounts and amortization of debt issue costs.
b.For the three and six months ended June 30, 2022, we declared and paid dividends per share in US dollars totaling $0.20 and $0.30, respectively (March 31, 2022: declared and paid $0.10; June 30, 2021: declared and paid $0.09 and $0.18, respectively).

Q2 2022 compared to Q1 2022
In the second quarter of 2022, we generated $924 million in operating cash flow, compared to $1,004 million in the prior quarter. The decrease of $80 million was primarily due to higher interest paid as a result of the timing of semi-annual interest payments on our bonds, combined with higher total cash costs per ounce1 and lower realized gold and copper prices1. This was partially offset by a favorable movement in working capital, mainly in accounts payable and other current assets. Operating cash flow was further positively impacted by higher gold sales volumes.
Cash outflows from investing activities in the second quarter of 2022 were $301 million, compared to cash inflows of $9 million in the prior quarter. The increase of $310 million was primarily due to higher capital expenditures and lower proceeds received from investment sales, which included the sale of our interest in Endeavour Mining, i-80 Gold Corp. and Perpetua Resources Corp. during the current quarter.
Net financing cash outflows for the second quarter of 2022 amounted to $727 million, compared to $406 million in the prior quarter. The increase of $321 million is primarily due to higher dividends paid, reflecting the first dividend to include a performance component, in line with our new

BARRICK SECOND QUARTER 2022	53	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
performance dividend policy, and the repurchase of 8.5 million shares under our current share buyback program.

Q2 2022 compared to Q2 2021
In the second quarter of 2022, we generated $924 million in operating cash flow, compared to $639 million in the same prior year period. The increase of $285 million was primarily due to lower cash taxes paid and a favorable movement in working capital, mainly in accounts receivable and inventory. Operating cash flow was positively impacted further by a higher realized gold price1 and negatively impacted by higher total cash costs per ounce1, lower gold sales volumes and a lower realized copper price1.
Cash outflows from investing activities in the second quarter of 2022 were $301 million compared to $603 million in the same prior year period. The decrease of $302 million was primarily due to higher dividends received from equity method investments, in particular Kibali, combined with higher proceeds received from investment sales, including the sale of our interest in Endeavour Mining, i-80 Gold Corp. and Perpetua Resources Corp. This was partially offset by higher capital expenditures during the current quarter.
Net financing cash outflows for the second quarter of 2022 amounted to $727 million, compared to $570 million in the same prior year period. The increase of $157 million is primarily due to higher dividends paid, reflecting the first dividend to include a performance component, in line with our new performance dividend policy, and the repurchase of 8.5 million shares under our current share buyback program. This was partially offset by the payment of the first $250 million tranche of a $750 million return of capital distribution in the same prior year period.

YTD 2022 compared to YTD 2021
For the six month period ended June 30, 2022, we generated $1,928 million in operating cash flow, compared to $1,941 million in the same prior year period. The decrease of $13 million was primarily due to higher total cash costs per ounce1 and lower gold sales volumes, partially offset by a higher realized gold price1. Operating cash flow was positively impacted further by lower cash taxes paid and a favorable movement in working capital, mainly in accounts payable and accounts receivable, partially offset by an unfavorable movement in other current assets.
Cash outflows from investing activities for the six month period ended June 30, 2022 were $292 million compared to $1,011 million in the same prior year period. The decrease of $719 million was primarily due to higher dividends received from equity method investments, in particular Kibali, combined with proceeds received from investment sales, including the sale of our interest in Endeavour Mining, Skeena Resources Ltd., i-80 Gold Corp. and Perpetua Resources Corp. This was partially offset by higher capital expenditures.
Net financing cash outflows for the six month period ended June 30, 2022 amounted to $1,133 million million, compared to $979 million in the same prior year period. The increase of $154 million is primarily due to higher dividends paid, reflecting the first dividend to include a performance component, in line with our new performance dividend policy, and the repurchase of 8.5 million shares under our current share buyback program. This was partially offset by the payment of the first $250 million tranche of a $750 million return of capital distribution occurring in the same prior year period.

BARRICK SECOND QUARTER 2022	54	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Commitments and Contingencies

Litigation and Claims
We are currently subject to various litigation proceedings as disclosed in note 17 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Contractual Obligations and Commitments
In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities and operating and capital commitments shown on an undiscounted basis:

($ millions)	Payments due as at 6/30/22
	2022	2023	2024	2025	2026	2027 and thereafter	Total
Debt[a]
Repayment of principal	0	0	0	12	47	5,050	5,109
Capital leases	8	11	6	5	5	26	61
Interest	154	308	308	307	305	3,836	5,218
Provisions for environmental rehabilitation[b]	156	151	93	91	99	2,012	2,602
Restricted share units	8	13	3	0	0	0	24
Pension benefits and other post-retirement benefits	2	4	4	4	4	41	59
Purchase obligations for supplies and consumables[c]	660	213	168	151	148	477	1,817
Capital commitments[d]	551	15	1	3	0	0	570
Social development costs[e]	15	13	11	8	7	50	104
Other obligations[f]	0	26	26	26	26	405	509
Total	1,554	754	620	607	641	11,897	16,073
a.Debt and Interest - Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at June 30, 2022. Interest is calculated on our long-term debt obligations using both fixed and variable rates.
b.Provisions for environmental rehabilitation - Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of provisions for environmental rehabilitation.
c.Purchase obligations for supplies and consumables - Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
d.Capital commitments - Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
e.Social development costs - Includes a commitment of $14 million in 2027 and thereafter, related to the funding of a power transmission line in Argentina.
f.Other obligations includes the Pueblo Viejo JV partner shareholder loan, the deposit on the Pascua-Lama silver sale agreement with Wheaton Precious Metals Corp., and minimum royalty payments.

BARRICK SECOND QUARTER 2022	55	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Review of Quarterly Results

Quarterly Informationa

($ millions, except where indicated)	2022	2022	2021	2021	2021	2021	2020	2020
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	2,859	2,853	3,310	2,826	2,893	2,956	3,279	3,540
Realized price per ounce – gold[b]	1,861	1,876	1,793	1,771	1,820	1,777	1,871	1,926
Realized price per pound – copper[b]	3.72	4.68	4.63	3.98	4.57	4.12	3.39	3.28
Cost of sales	1,850	1,739	1,905	1,768	1,704	1,712	1,814	1,927
Net earnings	488	438	726	347	411	538	685	882
Per share (dollars)[c]	0.27	0.25	0.41	0.20	0.23	0.30	0.39	0.50
Adjusted net earnings[b]	419	463	626	419	513	507	616	726
Per share (dollars)[b,c]	0.24	0.26	0.35	0.24	0.29	0.29	0.35	0.41
Operating cash flow	924	1,004	1,387	1,050	639	1,302	1,638	1,859
Consolidated capital expenditures[d]	755	611	669	569	658	539	546	548
Free cash flow[b]	169	393	718	481	(19)	763	1,092	1,311
a.Sum of all the quarters may not add up to the annual total due to rounding.
b.Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.
c.Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
d.Amounts presented on a consolidated cash basis.

Our recent financial results reflect our emphasis on cost discipline, an agile management structure that empowers our site based leadership teams and a portfolio of Tier One Gold Assets5. This, combined with a trend of rising gold and copper prices, has resulted in stronger operating cash flows. The positive free cash flow1 generated, together with the proceeds from various divestitures, have allowed us to continue to strengthen our balance sheet and to increase returns to shareholders.

Net earnings has also been impacted by the following items in each quarter, which have been excluded from adjusted net earnings1. In the fourth quarter of 2021, we recorded a gain of $118 million (net of tax and non-controlling interest) related to the disposition of Lone Tree. In the first quarter of 2021, we recorded a net impairment reversal of $86 million (no tax impact) at Lagunas Norte following the agreement to sell our 100% interest of the mine to Boroo.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as defined in our 2021 annual MD&A.
Together, the internal control frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
There were no changes in our internal controls over financial reporting during the three months ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Under the supervision and with the participation of management, including the President and Chief Executive Officer and Senior Executive Vice-President and Chief Financial Officer, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

BARRICK SECOND QUARTER 2022	56	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
IFRS Critical Accounting Policies and Accounting Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit & Risk Committee of the Board of Directors, and the Audit & Risk Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. Our significant accounting policies are disclosed in note 2 of the Financial Statements, including a summary of current and future changes in accounting policies.

Critical Accounting Estimates and Judgments
Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 of the accompanying Financial Statements.

Non-GAAP Financial Performance Measures

Adjusted Net Earnings and Adjusted Net Earnings per
Share
Adjusted net earnings is a non-GAAP financial performance measure which excludes the following from net earnings:
■Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
■Acquisition/disposition gains/losses;
■Foreign currency translation gains/losses;
■Significant tax adjustments;
■Other items that are not indicative of the underlying operating performance of our core mining business; and
■Tax effect and non-controlling interest of the above items.
Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not include the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP financial performance measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

BARRICK SECOND QUARTER 2022	57	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended			For the six months ended
	6/30/22	3/31/22	6/30/21	6/30/22	6/30/21
Net earnings attributable to equity holders of the Company	488	438	411	926	949
Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments[a]	3	2	2	5	(87)
Acquisition/disposition gains[b]	(20)	(2)	(7)	(22)	(10)
Loss on currency translation	6	3	7	9	11
Significant tax adjustments[c]	38	17	62	55	109
Other (income) expense adjustments[d]	(95)	13	14	(82)	25
Tax effect and non-controlling interest[e]	(1)	(8)	24	(9)	23
Adjusted net earnings	419	463	513	882	1,020
Net earnings per share[f]	0.27	0.25	0.23	0.52	0.53
Adjusted net earnings per share[f]	0.24	0.26	0.29	0.50	0.57
a.For the three month period ended June 30, 2022, we recorded no significant impairment charges or reversals. Net impairment reversals for the six months ended June 30, 2021 mainly relate to non-current asset reversals at Lagunas Norte.
b.For the three and six month periods ended June 30, 2022, acquisition/disposition gains relate to miscellaneous permit and land assets.
c.For the three month period ended June 30, 2022, significant tax adjustments mainly relate to foreign currency translation gains and losses on tax balances, changes in the discount rate assumptions on our closed mine rehabilitation provision and care and maintenance expenses at Porgera. For the three and six month periods ended June 30, 2021, significant tax adjustments primarily relate to deferred tax expense as a result of tax reform measures in Argentina. The six month period ended June 30, 2021 was further impacted by the remeasurement of deferred tax balances for changes in foreign currency rates and the recognition/derecognition of our deferred taxes in various jurisdictions.
d.Other (income) expense adjustments for the three and six month periods ended June 30, 2022 mainly relate to changes in the discount rate assumptions on our closed mine rehabilitation provision and care and maintenance expenses at Porgera. For the three months ended March 31, 2022 and the three and six month periods ended June 30, 2021, other (income) expense adjustments mainly relate to care and maintenance expenses at Porgera.
e.Tax effect and non-controlling interest for the three and six month periods ended June 30, 2022 and the three month ended March 31, 2022 primarily relates to other (income) expense adjustments, while tax effect and non-controlling interest for the three and six month periods ended June 30, 2021 mainly relates to the net impairment charges (reversals) related to long-lived assets.
f.Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow
Free cash flow is a non-GAAP financial performance measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.
Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP financial performance measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the three months ended			For the six months ended
	6/30/22	3/31/22	6/30/21	6/30/22	6/30/21
Net cash provided by operating activities	924	1,004	639	1,928	1,941
Capital expenditures	(755)	(611)	(658)	(1,366)	(1,197)
Free cash flow	169	393	(19)	562	744

Capital Expenditures
Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support current production levels. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

BARRICK SECOND QUARTER 2022	58	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Reconciliation of the Classification of Capital Expenditures

($ millions)	For the three months ended			For the six months ended
	6/30/22	3/31/22	6/30/21	6/30/22	6/30/21
Minesite sustaining capital expenditures	523	420	452	943	857
Project capital expenditures	226	186	203	412	334
Capitalized interest	6	5	3	11	6
Total consolidated capital expenditures	755	611	658	1,366	1,197

Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound
Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce are non-GAAP financial performance measures which are calculated based on the definition published by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick, the "WGC"). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.
Total cash costs start with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with total cash costs and include sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.
All-in costs starts with all-in sustaining costs and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures (capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life) and other non-sustaining costs (primarily non-sustaining leases, exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.
We believe that our use of total cash costs, all-in sustaining costs and all-in costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.
Total cash costs per ounce, all-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.
In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations but does not reflect a reduction in costs for costs associated with other metal sales.
C1 cash costs per pound and all-in sustaining costs per pound are non-GAAP financial performance measures related to our copper mine operations. We believe that C1 cash costs per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and production taxes and non-routine charges as they are not direct production costs. All-in sustaining costs per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties and production taxes, reclamation cost accretion and amortization and write-downs taken on inventory to net realizable value.

BARRICK SECOND QUARTER 2022	59	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended			For the six months ended
	Footnote	6/30/22	3/31/22	6/30/21	6/30/22	6/30/21
Cost of sales applicable to gold production		1,703	1,582	1,561	3,285	3,132
Depreciation		(438)	(419)	(448)	(857)	(902)
Cash cost of sales applicable to equity method investments		54	51	55	105	114
By-product credits		(51)	(55)	(70)	(106)	(129)
Realized (gains) losses on hedge and non-hedge derivatives		0	0	0	0	0
Non-recurring items	a	0	0	0	0	0
Other	b	(22)	(1)	(22)	(23)	(55)
Non-controlling interests	c	(358)	(331)	(294)	(689)	(596)
Total cash costs		888	827	782	1,715	1,564
General & administrative costs		30	54	47	84	85
Minesite exploration and evaluation costs	d	20	10	16	30	32
Minesite sustaining capital expenditures	e	523	420	452	943	857
Sustaining leases		6	9	6	15	19
Rehabilitation - accretion and amortization (operating sites)	f	13	11	13	24	24
Non-controlling interest, copper operations and other	g	(221)	(176)	(151)	(397)	(305)
All-in sustaining costs		1,259	1,155	1,165	2,414	2,276
Global exploration and evaluation and project expense	d	80	57	61	137	106
Community relations costs not related to current operations		0	0	0	0	0
Project capital expenditures	e	226	186	203	412	334
Non-sustaining leases		0	0	0	0	0
Rehabilitation - accretion and amortization (non-operating sites)	f	5	3	4	8	7
Non-controlling interest and copper operations and other	g	(68)	(58)	(74)	(126)	(116)
All-in costs		1,502	1,343	1,359	2,845	2,607
Ounces sold - equity basis (000s ounces)	h	1,040	993	1,070	2,033	2,163
Cost of sales per ounce	i,j	1,216	1,190	1,107	1,203	1,090
Total cash costs per ounce	j	855	832	729	844	723
Total cash costs per ounce (on a co-product basis)	j,k	887	869	766	878	757
All-in sustaining costs per ounce	j	1,212	1,164	1,087	1,188	1,052
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,244	1,201	1,124	1,222	1,086
All-in costs per ounce	j	1,444	1,353	1,269	1,399	1,206
All-in costs per ounce (on a co-product basis)	j,k	1,476	1,390	1,306	1,433	1,240
a.Non-recurring items
These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

b.Other
Other adjustments for the three and six month periods ended June 30, 2022 include the removal of total cash costs and by-product credits associated with Pierina, Golden Sunlight, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting the fourth quarter of 2021, which all are producing incidental ounces, of $7 million and $10 million, respectively (March 31, 2022: $3 million; June 30, 2021: $14 million and $38 million, respectively).

c.Non-controlling interests
Non-controlling interests include non-controlling interests related to gold production of $505 million and $981 million, respectively, for the three and six month periods ended June 30, 2022 (March 31, 2022: $476 million and June 30, 2021: $453 million and $915 million). Non-controlling interests include Nevada Gold Mines, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu, and Buzwagi up until the third quarter of 2021. Refer to Note 5 to the Financial Statements for further information.

d.Exploration and evaluation costs
Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 50 of this MD&A.

e.Capital expenditures
Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are capital spending at new projects and major, distinct projects at existing operations intended to increase net present value through higher production or longer mine life. Significant projects in the current year are the expansion project at Pueblo Viejo, construction of the Third Shaft at Turquoise Ridge, and the Veladero Phase 7 expansion. Refer to page 49 of this MD&A.

f.Rehabilitation—accretion and amortization
Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

g.Non-controlling interest and copper operations
Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of Nevada Gold Mines (including South Arturo), Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu, and Buzwagi (up until the third quarter of 2021) operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali. Figures remove the impact of Pierina, Golden Sunlight, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting the fourth quarter of 2021. The impact is summarized as the following:

BARRICK SECOND QUARTER 2022	60	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions)	For the three months ended			For the six months ended
Non-controlling interest, copper operations and other	6/30/22	3/31/22	6/30/21	6/30/22	6/30/21
General & administrative costs	(5)	(13)	(7)	(18)	(13)
Minesite exploration and evaluation expenses	(7)	(3)	(3)	(10)	(10)
Rehabilitation - accretion and amortization (operating sites)	(4)	(3)	(4)	(7)	(7)
Minesite sustaining capital expenditures	(205)	(157)	(137)	(362)	(275)
All-in sustaining costs total	(221)	(176)	(151)	(397)	(305)
Global exploration and evaluation and project expense	(11)	(4)	(8)	(15)	(9)
Project capital expenditures	(57)	(54)	(66)	(111)	(107)
All-in costs total	(68)	(58)	(74)	(126)	(116)

h.Ounces sold - equity basis
Figures remove the impact of: Pierina, Golden Sunlight, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting the fourth quarter of 2021. Some of these assets are producing incidental ounces while in closure or care and maintenance.

i.Cost of sales per ounce
Figures remove the cost of sales impact of: Pierina of $8 million and $11 million, respectively, for the three and six month periods ended June 30, 2022 (March 31, 2022: $3 million and June 30, 2021: $2 million and $7 million); Golden Sunlight of $nil and $nil, respectively, for the three and six month periods ended June 30, 2022 (March 31, 2022: $nil and June 30, 2021: $nil and $nil, respectively); up until its divestiture in June 2021, Lagunas Norte of $nil and $nil, respectively, for the three and six month periods ended June 30, 2022 (March 31, 2022: $nil and June 30, 2021: $14 million and $37 million, respectively); and starting the fourth quarter of 2021, Buzwagi of $nil and $nil, respectively, for the three and six month periods ended June 30, 2022 (March 31, 2022: $nil and June 30, 2021: $nil and $nil, respectively), which are producing incidental ounces. Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick's ownership share).

j.Per ounce figures
Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

k.Co-product costs per ounce
Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended			For the six months ended
	6/30/22	3/31/22	6/30/21	6/30/22	6/30/21
By-product credits	51	55	70	106	129
Non-controlling interest	(18)	(19)	(30)	(37)	(56)
By-product credits (net of non-controlling interest)	33	36	40	69	73

BARRICK SECOND QUARTER 2022	61	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis, by operating site

($ millions, except per ounce information in dollars)					For the three months ended 6/30/22
	Footnote	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[c]	Hemlo	North America
Cost of sales applicable to gold production		451	179	161	42	84	917	60	977
Depreciation		(80)	(48)	(44)	(27)	(19)	(218)	(7)	(225)
By-product credits		0	(1)	(1)	0	(30)	(32)	0	(32)
Non-recurring items	d	0	0	0	0	0	0	0	0
Other	e	(24)	0	0	0	1	(23)	0	(23)
Non-controlling interests		(134)	(50)	(45)	(6)	(14)	(249)	0	(249)
Total cash costs		213	80	71	9	22	395	53	448
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	f	5	3	4	0	0	13	1	14
Minesite sustaining capital expenditures	g	124	100	29	0	8	266	9	275
Sustaining capital leases		1	0	0	0	0	1	0	1
Rehabilitation - accretion and amortization (operating sites)	h	3	2	1	1	1	8	1	9
Non-controlling interests		(51)	(40)	(13)	0	(3)	(108)	0	(108)
All-in sustaining costs		295	145	92	10	28	575	64	639
Global exploration and evaluation and project expense	f	0	0	0	0	0	0	0	0
Project capital expenditures	g	0	24	11	0	0	39	0	39
Non-controlling interests		0	(9)	(4)	0	0	(15)	0	(15)
All-in costs		295	160	99	10	28	599	64	663
Ounces sold - equity basis (000s ounces)		246	95	76	21	25	463	36	499
Cost of sales per ounce	i,j	1,042	1,168	1,289	1,280	2,114	1,171	1,698	1,208
Total cash costs per ounce	j	862	850	928	450	895	856	1,489	901
Total cash costs per ounce (on a co-product basis)	j,k	863	853	932	451	1,644	897	1,494	940
All-in sustaining costs per ounce	j	1,192	1,538	1,195	459	1,152	1,238	1,804	1,278
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,193	1,541	1,199	460	1,901	1,279	1,809	1,317
All-in costs per ounce	j	1,192	1,692	1,284	459	1,152	1,288	1,805	1,325
All-in costs per ounce (on a co-product basis)	j,k	1,193	1,695	1,288	460	1,901	1,329	1,810	1,364

($ millions, except per ounce information in dollars)			For the three months ended 6/30/22
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		196	86	282
Depreciation		(60)	(31)	(91)
By-product credits		(12)	(1)	(13)
Non-recurring items	d	0	0	0
Other	e	0	0	0
Non-controlling interests		(50)	0	(50)
Total cash costs		74	54	128
General & administrative costs		0	0	0
Minesite exploration and evaluation costs	f	0	1	1
Minesite sustaining capital expenditures	g	49	36	85
Sustaining capital leases		0	1	1
Rehabilitation - accretion and amortization (operating sites)	h	2	0	2
Non-controlling interests		(21)	0	(21)
All-in sustaining costs		104	92	196
Global exploration and evaluation and project expense	f	1	0	1
Project capital expenditures	g	87	10	97
Non-controlling interests		(35)	0	(35)
All-in costs		157	102	259
Ounces sold - equity basis (000s ounces)		102	63	165
Cost of sales per ounce	i,j	1,154	1,369	1,250
Total cash costs per ounce	j	724	861	775
Total cash costs per ounce (on a co-product basis)	j,k	796	879	826
All-in sustaining costs per ounce	j	1,024	1,461	1,192
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,096	1,479	1,243
All-in costs per ounce	j	1,536	1,627	1,579
All-in costs per ounce (on a co-product basis)	j,k	1,608	1,645	1,630

BARRICK SECOND QUARTER 2022	62	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the three months ended 6/30/22
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa & Middle East
Cost of sales applicable to gold production		193	90	83	91	71	528
Depreciation		(64)	(33)	(23)	(21)	(14)	(155)
By-product credits		0	(1)	(1)	0	(6)	(8)
Non-recurring items	d	0	0	0	0	0	0
Other	e	0	0	0	0	0	0
Non-controlling interests		(25)	0	(10)	(7)	(8)	(50)
Total cash costs		104	56	49	63	43	315
General & administrative costs		0	0	0	0	0	0
Minesite exploration and evaluation costs	f	1	3	1	1	0	6
Minesite sustaining capital expenditures	g	48	14	13	2	15	92
Sustaining capital leases		0	0	0	1	0	1
Rehabilitation - accretion and amortization (operating sites)	h	1	0	2	1	1	5
Non-controlling interests		(10)	0	(2)	(1)	(2)	(15)
All-in sustaining costs		144	73	63	67	57	404
Global exploration and evaluation and project expense	f	0	0	0	0	0	0
Project capital expenditures	g	34	6	27	1	12	80
Non-controlling interests		(7)	0	(4)	0	(2)	(13)
All-in costs		171	79	86	68	67	471
Ounces sold - equity basis (000s ounces)		141	77	67	40	51	376
Cost of sales per ounce	i,j	1,093	1,164	1,060	2,025	1,163	1,211
Total cash costs per ounce	j	730	738	756	1,558	836	839
Total cash costs per ounce (on a co-product basis)	j,k	730	742	762	1,561	930	854
All-in sustaining costs per ounce	j	1,013	946	957	1,655	1,094	1,069
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,013	950	963	1,658	1,188	1,084
All-in costs per ounce	j	1,205	1,027	1,301	1,673	1,292	1,247
All-in costs per ounce (on a co-product basis)	j,k	1,205	1,031	1,307	1,676	1,386	1,262

($ millions, except per ounce information in dollars)					For the three months ended 3/31/22
	Footnote	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[c]	Hemlo	North America
Cost of sales applicable to gold production		379	214	149	45	79	866	54	920
Depreciation		(69)	(62)	(42)	(31)	(18)	(222)	(7)	(229)
By-product credits		0	(1)	0	0	(34)	(35)	0	(35)
Non-recurring items	d	0	0	0	0	0	0	0	0
Other	e	0	0	0	0	2	2	0	2
Non-controlling interests		(119)	(58)	(41)	(5)	(11)	(234)	0	(234)
Total cash costs		191	93	66	9	18	377	47	424
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	f	2	3	0	0	0	5	1	6
Minesite sustaining capital expenditures	g	111	66	26	0	5	209	13	222
Sustaining capital leases		0	0	0	0	1	2	1	3
Rehabilitation - accretion and amortization (operating sites)	h	2	2	0	0	1	5	0	5
Non-controlling interests		(45)	(28)	(10)	0	(3)	(87)	0	(87)
All-in sustaining costs		261	136	82	9	22	511	62	573
Global exploration and evaluation and project expense	f	0	0	0	0	0	0	0	0
Project capital expenditures	g	0	20	10	0	0	49	0	49
Non-controlling interests		0	(8)	(4)	0	0	(19)	0	(19)
All-in costs		261	148	88	9	22	541	62	603
Ounces sold - equity basis (000s ounces)		230	118	64	25	21	458	31	489
Cost of sales per ounce	i,j	1,015	1,113	1,436	1,093	2,253	1,169	1,727	1,205
Total cash costs per ounce	j	829	784	1,030	342	835	820	1,503	863
Total cash costs per ounce (on a co-product basis)	j,k	830	790	1,035	343	1,730	865	1,512	905
All-in sustaining costs per ounce	j	1,139	1,150	1,281	366	1,027	1,118	1,982	1,173
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,140	1,156	1,286	367	1,922	1,163	1,991	1,215
All-in costs per ounce	j	1,139	1,257	1,376	366	1,027	1,184	1,983	1,235
All-in costs per ounce (on a co-product basis)	j,k	1,140	1,263	1,381	367	1,922	1,229	1,992	1,277

BARRICK SECOND QUARTER 2022	63	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)			For the three months ended 3/31/22
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		187	54	241
Depreciation		(58)	(19)	(77)
By-product credits		(11)	(1)	(12)
Non-recurring items	d	0	0	0
Other	e	0	0	0
Non-controlling interests		(47)	0	(47)
Total cash costs		71	34	105
General & administrative costs		0	0	0
Minesite exploration and evaluation costs	f	0	0	0
Minesite sustaining capital expenditures	g	44	28	72
Sustaining capital leases		0	1	1
Rehabilitation - accretion and amortization (operating sites)	h	2	1	3
Non-controlling interests		(18)	0	(18)
All-in sustaining costs		99	64	163
Global exploration and evaluation and project expense	f	0	0	0
Project capital expenditures	g	79	8	87
Non-controlling interests		(32)	0	(32)
All-in costs		146	72	218
Ounces sold - equity basis (000s ounces)		104	39	143
Cost of sales per ounce	i,j	1,077	1,348	1,176
Total cash costs per ounce	j	682	847	728
Total cash costs per ounce (on a co-product basis)	j,k	744	867	778
All-in sustaining costs per ounce	j	948	1,588	1,133
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,010	1,608	1,183
All-in costs per ounce	j	1,401	1,794	1,520
All-in costs per ounce (on a co-product basis)	j,k	1,463	1,814	1,570

($ millions, except per ounce information in dollars)				For the three months ended 3/31/22
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa & Middle East
Cost of sales applicable to gold production		186	83	60	85	79	493
Depreciation		(63)	(28)	(10)	(15)	(17)	(133)
By-product credits		0	0	0	0	(7)	(7)
Non-recurring items	d	0	0	0	0	0	0
Other	e	0	0	0	0	0	0
Non-controlling interests		(25)	0	(8)	(7)	(9)	(49)
Total cash costs		98	55	42	63	46	304
General & administrative costs		0	0	0	0	0	0
Minesite exploration and evaluation costs	f	2	3	1	1	0	7
Minesite sustaining capital expenditures	g	42	15	9	4	9	79
Sustaining capital leases		0	0	0	0	0	0
Rehabilitation - accretion and amortization (operating sites)	h	1	0	1	0	0	2
Non-controlling interests		(9)	0	(2)	(1)	(2)	(14)
All-in sustaining costs		134	73	51	67	53	378
Global exploration and evaluation and project expense	f	0	0	0	0	0	0
Project capital expenditures	g	22	4	13	0	4	43
Non-controlling interests		(4)	0	(2)	0	0	(6)
All-in costs		152	77	62	67	57	415
Ounces sold - equity basis (000s ounces)		137	73	58	38	55	361
Cost of sales per ounce	i,j	1,088	1,137	852	2,036	1,216	1,178
Total cash costs per ounce	j	721	744	709	1,667	847	842
Total cash costs per ounce (on a co-product basis)	j,k	721	749	715	1,670	956	861
All-in sustaining costs per ounce	j	982	996	874	1,803	984	1,053
All-in sustaining costs per ounce (on a co-product basis)	j,k	982	1,001	880	1,806	1,093	1,072
All-in costs per ounce	j	1,110	1,045	1,057	1,803	1,052	1,152
All-in costs per ounce (on a co-product basis)	j,k	1,110	1,050	1,063	1,806	1,161	1,171

BARRICK SECOND QUARTER 2022	64	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the three months ended 6/30/21
	Footnote	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[c]	Hemlo	North America
Cost of sales applicable to gold production		326	209	146	52	84	817	67	884
Depreciation		(59)	(66)	(48)	(39)	(22)	(234)	(12)	(246)
By-product credits		(1)	0	(1)	0	(50)	(52)	0	(52)
Non-recurring items	d	0	0	0	0	0	0	0	0
Other	e	0	0	0	0	0	0	0	0
Non-controlling interests		(102)	(55)	(38)	(5)	(4)	(204)	0	(204)
Total cash costs		164	88	59	8	8	327	55	382
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	f	7	2	0	1	0	10	0	10
Minesite sustaining capital expenditures	g	134	37	20	0	5	202	25	227
Sustaining capital leases		0	0	0	0	1	1	1	2
Rehabilitation - accretion and amortization (operating sites)	h	3	3	0	1	1	8	0	8
Non-controlling interests		(56)	(17)	(8)	(1)	(3)	(88)	0	(88)
All-in sustaining costs		252	113	71	9	12	460	81	541
Global exploration and evaluation and project expense	f	0	0	0	0	0	0	0	0
Project capital expenditures	g	0	22	13	0	0	41	0	41
Non-controlling interests		0	(8)	(4)	0	0	(14)	0	(14)
All-in costs		252	127	80	9	12	487	81	568
Ounces sold - equity basis (000s ounces)		192	110	79	46	28	455	42	497
Cost of sales per ounce	i,j	1,043	1,167	1,131	691	1,864	1,111	1,603	1,152
Total cash costs per ounce	j	852	793	752	168	279	717	1,314	767
Total cash costs per ounce (on a co-product basis)	j,k	855	797	759	168	1,389	788	1,320	832
All-in sustaining costs per ounce	j	1,310	1,029	904	191	401	1,014	1,937	1,092
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,313	1,033	911	191	1,511	1,085	1,943	1,157
All-in costs per ounce	j	1,310	1,156	1,007	191	401	1,074	1,937	1,147
All-in costs per ounce (on a co-product basis)	j,k	1,313	1,160	1,014	191	1,511	1,145	1,943	1,212

($ millions, except per ounce information in dollars)			For the three months ended 6/30/21
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		177	60	237
Depreciation		(55)	(20)	(75)
By-product credits		(18)	(3)	(21)
Non-recurring items	d	0	0	0
Other	e	0	0	0
Non-controlling interests		(41)	0	(41)
Total cash costs		63	37	100
General & administrative costs		0	0	0
Minesite exploration and evaluation costs	f	1	0	1
Minesite sustaining capital expenditures	g	35	44	79
Sustaining capital leases		0	0	0
Rehabilitation - accretion and amortization (operating sites)	h	2	1	3
Non-controlling interests		(16)	0	(16)
All-in sustaining costs		85	82	167
Global exploration and evaluation and project expense	f	0	0	0
Project capital expenditures	g	107	0	107
Non-controlling interests		(43)	0	(43)
All-in costs		149	82	231
Ounces sold - equity basis (000s ounces)		118	48	166
Cost of sales per ounce	i,j	904	1,231	1,024
Total cash costs per ounce	j	533	774	603
Total cash costs per ounce (on a co-product basis)	j,k	621	826	681
All-in sustaining costs per ounce	j	723	1,698	1,000
All-in sustaining costs per ounce (on a co-product basis)	j,k	811	1,750	1,078
All-in costs per ounce	j	1,268	1,698	1,388
All-in costs per ounce (on a co-product basis)	j,k	1,356	1,750	1,466

BARRICK SECOND QUARTER 2022	65	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the three months ended 6/30/21
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi[l]	Africa & Middle East
Cost of sales applicable to gold production		179	96	77	78	51	28	509
Depreciation		(69)	(36)	(12)	(21)	(13)	(1)	(152)
By-product credits		0	(1)	(1)	0	(4)	(1)	(7)
Non-recurring items	d	0	0	0	0	0	0	0
Other	e	0	0	0	0	0	0	0
Non-controlling interests		(22)	0	(9)	(6)	(6)	(3)	(46)
Total cash costs		88	59	55	51	28	23	304
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	f	5	1	0	1	0	0	7
Minesite sustaining capital expenditures	g	77	20	9	4	5	0	115
Sustaining capital leases		1	2	0	1	0	0	4
Rehabilitation - accretion and amortization (operating sites)	h	1	1	1	0	1	0	4
Non-controlling interests		(17)	0	(2)	(1)	0	0	(20)
All-in sustaining costs		155	83	63	56	34	23	414
Global exploration and evaluation and project expense	f	0	0	0	0	0	0	0
Project capital expenditures	g	16	1	7	0	16	0	40
Non-controlling interests		(3)	0	(1)	0	(3)	0	(7)
All-in costs		168	84	69	56	47	23	447
Ounces sold - equity basis (000s ounces)		145	93	66	49	36	18	407
Cost of sales per ounce	i,j	993	1,038	975	1,446	1,164	1,315	1,084
Total cash costs per ounce	j	610	645	816	1,045	776	1,244	747
Total cash costs per ounce (on a co-product basis)	j,k	610	650	822	1,047	865	1,255	758
All-in sustaining costs per ounce	j	1,073	894	952	1,162	916	1,242	1,017
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,073	899	958	1,164	1,005	1,253	1,028
All-in costs per ounce	j	1,160	900	1,033	1,162	1,270	1,242	1,094
All-in costs per ounce (on a co-product basis)	j,k	1,160	905	1,039	1,164	1,359	1,253	1,105

($ millions, except per ounce information in dollars)					For the six months ended 6/30/22
	Footnote	Carlin[a,b]	Cortez[c]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[d]	Hemlo	North America
Cost of sales applicable to gold production		830	393	310	87	163	1,783	114	1,897
Depreciation		(149)	(110)	(86)	(58)	(37)	(440)	(14)	(454)
By-product credits		0	(2)	(1)	0	(64)	(67)	0	(67)
Non-recurring items	d	0	0	0	0	0	0	0	0
Other	e	(24)	0	0	0	3	(21)	0	(21)
Non-controlling interests		(253)	(108)	(86)	(11)	(25)	(483)	0	(483)
Total cash costs		404	173	137	18	40	772	100	872
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	f	7	6	4	0	0	18	2	20
Minesite sustaining capital expenditures	g	235	166	55	0	13	475	22	497
Sustaining capital leases		1	0	0	0	1	3	1	4
Rehabilitation - accretion and amortization (operating sites)	h	5	4	1	1	2	13	1	14
Non-controlling interests		(96)	(68)	(23)	0	(6)	(195)	0	(195)
All-in sustaining costs		556	281	174	19	50	1,086	126	1,212
Global exploration and evaluation and project expense	f	0	0	0	0	0	0	0	0
Project capital expenditures	g	0	44	21	0	0	88	0	88
Non-controlling interests		0	(17)	(8)	0	0	(34)	0	(34)
All-in costs		556	308	187	19	50	1,140	126	1,266
Ounces sold - equity basis (000s ounces)		476	213	140	46	46	921	67	988
Cost of sales per ounce	i,j	1,029	1,138	1,356	1,176	2,179	1,170	1,712	1,206
Total cash costs per ounce	j	846	814	974	390	867	838	1,496	882
Total cash costs per ounce (on a co-product basis)	j,k	847	819	978	391	1,684	881	1,503	923
All-in sustaining costs per ounce	j	1,166	1,323	1,234	407	1,093	1,178	1,888	1,226
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,167	1,328	1,238	408	1,910	1,221	1,895	1,267
All-in costs per ounce	j	1,166	1,450	1,326	407	1,093	1,237	1,889	1,281
All-in costs per ounce (on a co-product basis)	j,k	1,167	1,455	1,330	408	1,910	1,280	1,896	1,322

BARRICK SECOND QUARTER 2022	66	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)			For the six months ended 6/30/22
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		383	140	523
Depreciation		(118)	(50)	(168)
By-product credits		(23)	(2)	(25)
Non-recurring items	d	0	0	0
Other	e	0	0	0
Non-controlling interests		(97)	0	(97)
Total cash costs		145	88	233
General & administrative costs		0	0	0
Minesite exploration and evaluation costs	f	0	1	1
Minesite sustaining capital expenditures	g	93	64	157
Sustaining capital leases		0	2	2
Rehabilitation - accretion and amortization (operating sites)	h	4	1	5
Non-controlling interests		(39)	0	(39)
All-in sustaining costs		203	156	359
Global exploration and evaluation and project expense	f	1	0	1
Project capital expenditures	g	166	18	184
Non-controlling interests		(67)	0	(67)
All-in costs		303	174	477
Ounces sold - equity basis (000s ounces)		206	102	308
Cost of sales per ounce	i,j	1,115	1,361	1,216
Total cash costs per ounce	j	703	856	753
Total cash costs per ounce (on a co-product basis)	j,k	770	875	804
All-in sustaining costs per ounce	j	985	1,511	1,164
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,052	1,530	1,215
All-in costs per ounce	j	1,468	1,692	1,552
All-in costs per ounce (on a co-product basis)	j,k	1,535	1,711	1,603

($ millions, except per ounce information in dollars)				For the six months ended 6/30/22
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa & Middle East
Cost of sales applicable to gold production		379	173	143	176	150	1,021
Depreciation		(127)	(61)	(33)	(36)	(31)	(288)
By-product credits		0	(1)	(1)	0	(13)	(15)
Non-recurring items	d	0	0	0	0	0	0
Other	e	0	0	0	0	0	0
Non-controlling interests		(50)	0	(18)	(14)	(17)	(99)
Total cash costs		202	111	91	126	89	619
General & administrative costs		0	0	0	0	0	0
Minesite exploration and evaluation costs	f	3	6	2	2	0	13
Minesite sustaining capital expenditures	g	90	29	22	6	24	171
Sustaining capital leases		0	0	0	1	0	1
Rehabilitation - accretion and amortization (operating sites)	h	2	0	3	1	1	7
Non-controlling interests		(19)	0	(4)	(2)	(4)	(29)
All-in sustaining costs		278	146	114	134	110	782
Global exploration and evaluation and project expense	f	0	0	0	0	0	0
Project capital expenditures	g	56	10	40	1	16	123
Non-controlling interests		(11)	0	(6)	0	(2)	(19)
All-in costs		323	156	148	135	124	886
Ounces sold - equity basis (000s ounces)		278	150	125	78	106	737
Cost of sales per ounce	i,j	1,091	1,151	963	2,030	1,190	1,195
Total cash costs per ounce	j	725	741	734	1,611	842	840
Total cash costs per ounce (on a co-product basis)	j,k	725	746	740	1,614	944	857
All-in sustaining costs per ounce	j	997	970	918	1,727	1,037	1,061
All-in sustaining costs per ounce (on a co-product basis)	j,k	997	975	924	1,730	1,139	1,078
All-in costs per ounce	j	1,158	1,036	1,187	1,735	1,168	1,201
All-in costs per ounce (on a co-product basis)	j,k	1,158	1,041	1,193	1,738	1,270	1,218

BARRICK SECOND QUARTER 2022	67	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the six months ended 6/30/21
	Footnote	Carlin[a,b]	Cortez[c]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[d]	Hemlo	North America
Cost of sales applicable to gold production		682	416	297	84	164	1,643	143	1,786
Depreciation		(127)	(130)	(99)	(66)	(42)	(464)	(25)	(489)
By-product credits		(2)	(1)	(4)	0	(96)	(103)	0	(103)
Non-recurring items	d	0	0	0	0	0	0	0	0
Other	e	0	0	0	0	0	0	0	0
Non-controlling interests		(212)	(110)	(75)	(7)	(10)	(414)	0	(414)
Total cash costs		341	175	119	11	16	662	118	780
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	f	10	5	0	2	0	17	1	18
Minesite sustaining capital expenditures	g	234	91	34	3	11	387	47	434
Sustaining capital leases		0	0	0	0	1	2	1	3
Rehabilitation - accretion and amortization (operating sites)	h	5	5	0	1	1	12	1	13
Non-controlling interests		(97)	(41)	(13)	(2)	(5)	(164)	0	(164)
All-in sustaining costs		493	235	140	15	24	916	168	1,084
Global exploration and evaluation and project expense	f	0	0	0	0	0	0	0	0
Project capital expenditures	g	0	39	32	0	0	77	0	77
Non-controlling interests		0	(15)	(12)	0	0	(29)	0	(29)
All-in costs		493	259	160	15	24	964	168	1,132
Ounces sold - equity basis (000s ounces)		423	212	171	85	52	943	89	1,032
Cost of sales per ounce	i,j	993	1,207	1,065	609	1,951	1,078	1,607	1,124
Total cash costs per ounce	j	805	825	696	128	310	701	1,319	754
Total cash costs per ounce (on a co-product basis)	j,k	807	829	709	128	1,456	768	1,324	816
All-in sustaining costs per ounce	j	1,166	1,112	816	175	461	972	1,885	1,051
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,168	1,116	829	175	1,607	1,039	1,890	1,113
All-in costs per ounce	j	1,166	1,227	931	175	461	1,023	1,885	1,097
All-in costs per ounce (on a co-product basis)	j,k	1,168	1,231	944	175	1,607	1,090	1,890	1,159

($ millions, except per ounce information in dollars)			For the six months ended 6/30/21
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		368	95	463
Depreciation		(116)	(31)	(147)
By-product credits		(30)	(4)	(34)
Non-recurring items	d	0	0	0
Other	e	0	0	0
Non-controlling interests		(88)	0	(88)
Total cash costs		134	60	194
General & administrative costs		0	0	0
Minesite exploration and evaluation costs	f	2	0	2
Minesite sustaining capital expenditures	g	75	85	160
Sustaining capital leases		0	0	0
Rehabilitation - accretion and amortization (operating sites)	h	4	1	5
Non-controlling interests		(33)	0	(33)
All-in sustaining costs		182	146	328
Global exploration and evaluation and project expense	f	0	0	0
Project capital expenditures	g	165	0	165
Non-controlling interests		(66)	0	(66)
All-in costs		281	146	427
Ounces sold - equity basis (000s ounces)		259	79	338
Cost of sales per ounce	i,j	856	1,200	963
Total cash costs per ounce	j	519	759	575
Total cash costs per ounce (on a co-product basis)	j,k	584	808	636
All-in sustaining costs per ounce	j	704	1,857	977
All-in sustaining costs per ounce (on a co-product basis)	j,k	769	1,906	1,038
All-in costs per ounce	j	1,087	1,857	1,270
All-in costs per ounce (on a co-product basis)	j,k	1,152	1,906	1,331

BARRICK SECOND QUARTER 2022	68	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the six months ended 6/30/21
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi[l]	Africa & Middle East
Cost of sales applicable to gold production		363	188	148	159	91	59	1,008
Depreciation		(138)	(68)	(27)	(49)	(25)	(2)	(309)
By-product credits		0	(1)	(1)	0	(4)	0	(6)
Non-recurring items	d	0	0	0	0	0	0	0
Other	e	0	0	0	0	0	0	0
Non-controlling interests		(45)	0	(19)	(11)	(10)	(9)	(94)
Total cash costs		180	119	101	99	52	48	599
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	f	9	1	0	2	0	0	12
Minesite sustaining capital expenditures	g	130	31	21	6	8	0	196
Sustaining capital leases		2	5	0	1	0	0	8
Rehabilitation - accretion and amortization (operating sites)	h	2	1	3	0	1	0	7
Non-controlling interests		(29)	0	(4)	(1)	(1)	0	(35)
All-in sustaining costs		294	157	121	107	60	48	787
Global exploration and evaluation and project expense	f	0	0	0	0	0	0	0
Project capital expenditures	g	31	1	13	0	26	0	71
Non-controlling interests		(6)	0	(2)	0	(4)	0	(12)
All-in costs		319	158	132	107	82	48	846
Ounces sold - equity basis (000s ounces)		296	179	122	97	64	35	793
Cost of sales per ounce	i,j	984	1,051	1,014	1,478	1,184	1,398	1,099
Total cash costs per ounce	j	609	667	823	1,020	814	1,345	755
Total cash costs per ounce (on a co-product basis)	j,k	609	671	830	1,021	863	1,336	761
All-in sustaining costs per ounce	j	995	876	992	1,112	934	1,351	993
All-in sustaining costs per ounce (on a co-product basis)	j,k	995	880	999	1,113	983	1,342	999
All-in costs per ounce	j	1,078	882	1,079	1,112	1,272	1,351	1,066
All-in costs per ounce (on a co-product basis)	j,k	1,078	886	1,086	1,113	1,321	1,342	1,072

a.On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Carlin includes NGM's 60% interest in South Arturo up until May 30, 2021, and 100% interest thereafter, and operating results within our 61.5% interest in Phoenix includes Lone Tree up until May 31, 2021, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.

b.Includes Goldrush.

c.These results represent our 61.5% interest in Carlin (including NGM's 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter, reflecting the terms of the Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure, which closed on October 14, 2021), Cortez, Turquoise Ridge, Phoenix and Long Canyon.

d.Non-recurring items
These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

e.Other
Other adjustments for the three and six month periods ended June 30, 2022 at Carlin include the removal of total cash costs and by-product credits associated with Emigrant starting the second quarter of 2022, which is producing incidental ounces.

f.Exploration and evaluation costs
Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 50 of this MD&A.

g.Capital expenditures
Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are capital spending at new projects and major, distinct projects at existing operations intended to increase net present value through higher production or longer mine life. Significant projects in the current year are the expansion project at Pueblo Viejo, construction of the Third Shaft at Turquoise Ridge, and the Veladero Phase 7 expansion. Refer to page 49 of this MD&A.

h.Rehabilitation - accretion and amortization
Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

i.Cost of sales per ounce
Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick's ownership share).

j.Per ounce figures
Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

k.Co-product costs per ounce
Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

BARRICK SECOND QUARTER 2022	69	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions)	For the three months ended 6/30/22
	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[c]	Hemlo
By-product credits	0	1	1	0	30	32	0
Non-controlling interest	0	(1)	0	0	(12)	(13)	0
By-product credits (net of non-controlling interest)	0	0	1	0	18	19	0

($ millions)	For the three months ended 6/30/22
	Pueblo Viejo	Veladero	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu
By-product credits	12	1	0	1	1	0	6
Non-controlling interest	(5)	0	0	0	0	0	(1)
By-product credits (net of non-controlling interest)	7	1	0	1	1	0	5

($ millions)	For the three months ended 3/31/22
	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[c]	Hemlo
By-product credits	0	1	0	0	34	35	0
Non-controlling interest	0	0	0	0	(13)	(13)	0
By-product credits (net of non-controlling interest)	0	1	0	0	21	22	0

($ millions)	For the three months ended 3/31/22
	Pueblo Viejo	Veladero	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu
By-product credits	11	1	0	0	0	0	7
Non-controlling interest	(4)	0	0	0	0	0	(1)
By-product credits (net of non-controlling interest)	7	1	0	0	0	0	6

($ millions)		For the three months ended 6/30/21
	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[c]	Hemlo
By-product credits	1	0	1	0	50	52	0
Non-controlling interest	(1)	0	(1)	0	(19)	(21)	0
By-product credits (net of non-controlling interest)	0	0	0	0	31	31	0

($ millions)			For the three months ended 6/30/21
	Pueblo Viejo	Veladero	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu
By-product credits	18	3	0	1	1	0	4
Non-controlling interest	(7)	0	0	0	0	0	(1)
By-product credits (net of non-controlling interest)	11	3	0	1	1	0	3

($ millions)	For the six months ended 6/30/22
	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[c]	Hemlo
By-product credits	0	2	1	0	64	67	0
Non-controlling interest	0	(1)	0	0	(25)	(26)	0
By-product credits (net of non-controlling interest)	0	1	1	0	39	41	0

($ millions)	For the six months ended 6/30/22
	Pueblo Viejo	Veladero	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu
By-product credits	23	2	0	1	1	0	13
Non-controlling interest	(9)	0	0	0	0	0	(2)
By-product credits (net of non-controlling interest)	14	2	0	1	1	0	11

($ millions)		For the six months ended 6/30/21
	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[c]	Hemlo
By-product credits	2	1	4	0	96	103	0
Non-controlling interest	(1)	0	(2)	0	(37)	(40)	0
By-product credits (net of non-controlling interest)	1	1	2	0	59	63	0

BARRICK SECOND QUARTER 2022	70	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions)		For the six months ended 6/30/21
	Pueblo Viejo	Veladero	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu
By-product credits	30	4	0	1	1	0	4
Non-controlling interest	(12)	0	0	0	0	0	(1)
By-product credits (net of non-controlling interest)	18	4	0	1	1	0	3

l.With the end of mining at Buzwagi in the third quarter of 2021, as previously disclosed, we have ceased to include production or non-GAAP cost metrics for Buzwagi from October 1, 2021 onwards.

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)	For the three months ended			For the six months ended
	6/30/22	3/31/22	6/30/21	6/30/22	6/30/21
Cost of sales	143	154	137	297	273
Depreciation/amortization	(34)	(38)	(46)	(72)	(94)
Treatment and refinement charges	47	51	39	98	80
Cash cost of sales applicable to equity method investments	74	72	72	146	151
Less: royalties and production taxes[a]	(32)	(32)	(25)	(64)	(48)
By-product credits	(6)	(3)	(3)	(9)	(7)
Other	0	0	0	0	0
C1 cash costs	192	204	174	396	355
General & administrative costs	6	12	5	18	10
Rehabilitation - accretion and amortization	1	1	2	2	3
Royalties and production taxes[a]	32	32	25	64	48
Minesite exploration and evaluation costs	5	3	4	8	6
Minesite sustaining capital expenditures	89	67	48	156	90
Sustaining leases	2	1	2	3	4
All-in sustaining costs	327	320	260	647	516
Pounds sold - consolidated basis (millions pounds)	113	113	96	226	209
Cost of sales per pound[b,c]	2.11	2.21	2.43	2.16	2.26
C1 cash cost per pound[b]	1.70	1.81	1.83	1.75	1.71
All-in sustaining costs per pound[b]	2.87	2.85	2.74	2.86	2.48
a.For the three and six month periods ended June 30, 2022, royalties and production taxes include royalties of $32 million and $64 million, respectively (March 31, 2022: $32 million and June 30, 2021: $25 million and $48 million, respectively).
b.Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
c.Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick's ownership share).

BARRICK SECOND QUARTER 2022	71	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis, by operating site

($ millions, except per pound information in dollars)			For the three months ended
	6/30/22			3/31/22			6/30/21
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	70	143	26	73	154	22	68	137	26
Depreciation/amortization	(17)	(34)	(5)	(18)	(38)	(5)	(17)	(46)	(6)
Treatment and refinement charges	0	43	4	0	46	5	0	34	5
Less: royalties and production taxes[a]	0	(32)	0	0	(32)	0	0	(25)	0
By-product credits	0	0	(6)	0	0	(3)	0	0	(3)
Other	0	0	0	0	0	0	0	0	0
C1 cash costs	53	120	19	55	130	19	51	100	22
Rehabilitation - accretion and amortization	0	1	0	0	1	0	0	2	0
Royalties and production taxes[a]	0	32	0	0	32	0	0	25	0
Minesite exploration and evaluation costs	3	2	0	3	0	0	4	0	0
Minesite sustaining capital expenditures	8	79	2	9	57	1	5	43	0
Sustaining leases	1	1	0	0	1	0	1	0	1
All-in sustaining costs	65	235	21	67	221	20	61	170	23
Pounds sold - consolidated basis (millions pounds)	24	71	18	26	70	17	20	58	18
Cost of sales per pound[b,c]	2.88	2.01	1.45	2.85	2.20	1.30	3.56	2.36	1.47
C1 cash cost per pound[b]	2.17	1.68	1.09	2.15	1.86	1.10	2.68	1.72	1.27
All-in sustaining costs per pound[b]	2.65	3.28	1.19	2.64	3.16	1.17	3.15	2.92	1.39

($ millions, except per pound information in dollars)			For the six months ended
	6/30/22			6/30/21
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	143	297	48	151	273	47
Depreciation/amortization	(35)	(72)	(10)	(38)	(94)	(9)
Treatment and refinement charges	0	89	9	0	71	9
Less: royalties and production taxes[a]	0	(64)	0	0	(48)	0
By-product credits	0	0	(9)	0	0	(7)
Other	0	0	0	0	0	0
C1 cash costs	108	250	38	113	202	40
Rehabilitation - accretion and amortization	0	2	0	0	3	0
Royalties and production taxes[a]	0	64	0	0	48	0
Minesite exploration and evaluation costs	6	2	0	6	0	0
Minesite sustaining capital expenditures	17	136	3	7	80	3
Sustaining leases	1	2	0	2	1	1
All-in sustaining costs	132	456	41	128	334	44
Pounds sold - consolidated basis (millions pounds)	50	141	35	47	127	35
Cost of sales per pound[b,c]	2.87	2.10	1.38	3.24	2.15	1.35
C1 cash cost per pound[b]	2.16	1.77	1.10	2.43	1.59	1.17
All-in sustaining costs per pound[b]	2.65	3.22	1.18	2.75	2.62	1.30
a.For the three and six month periods ended June 30, 2022, royalties and production taxes include royalties of $32 million and $64 million, respectively (March 31, 2022: $32 million and June 30, 2021: $25 million and $48 million).
b.Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
c.Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick's ownership share).

EBITDA and Adjusted EBITDA
EBITDA is a non-GAAP financial performance measure, which excludes the following from net earnings:
■Income tax expense;
■Finance costs;
■Finance income; and
■Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.
Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses;

BARRICK SECOND QUARTER 2022	72	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
foreign currency translation gains/losses; and other expense adjustments. We also remove the impact of income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our full business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and do not necessarily reflect the underlying operating results for the periods presented.
EBITDA and adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions)	For the three months ended			For the six months ended
	6/30/22	3/31/22	6/30/21	6/30/22	6/30/21
Net earnings	717	706	694	1,423	1,524
Income tax expense	279	301	343	580	717
Finance costs, net[a]	73	76	76	149	153
Depreciation	476	460	500	936	1,007
EBITDA	1,545	1,543	1,613	3,088	3,401
Impairment charges (reversals) of long-lived assets[b]	3	2	2	5	(87)
Acquisition/disposition (gains) losses[c]	(20)	(2)	(7)	(22)	(10)
Loss on currency translation	6	3	7	9	11
Other expense adjustments[d]	(95)	13	14	(82)	25
Income tax expense, net finance costs, and depreciation from equity investees	88	86	90	174	179
Adjusted EBITDA	1,527	1,645	1,719	3,172	3,519
a.Finance costs exclude accretion.
b.For the three month period ended June 30, 2022, we recorded no significant impairment charges or reversals. Net impairment reversals for the six months ended June 30, 2021 mainly relate to non-current asset reversals at Lagunas Norte.
c.For the three and six month periods ended June 30, 2022, acquisition/disposition gains relate to miscellaneous permit and land assets.
d.Other (income) expense adjustments for the three and six month periods ended June 30, 2022 mainly relate to changes in the discount rate assumptions on our closed mine rehabilitation provision and care and maintenance expenses at Porgera. For the three months ended March 31, 2022 and the three and six month periods ended June 30, 2021, other (income) expense adjustments mainly relate to care and maintenance expenses at Porgera.

Reconciliation of Income to EBITDA by operating site

($ millions)		For the three months ended 6/30/22
	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[c] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara (84%)	Bulyanhulu (84%)
Income	176	60	42	302	59	106	49	33	55	35
Depreciation	50	30	27	133	36	52	33	31	20	12
EBITDA	226	90	69	435	95	158	82	64	75	47

		For the three months ended 3/31/22
	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[c] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara (84%)	Bulyanhulu (84%)
Income	215	92	28	363	89	106	41	21	58	43
Depreciation	42	38	26	139	35	50	28	19	8	14
EBITDA	257	130	54	502	124	156	69	40	66	57

		For the three months ended 6/30/21
	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[c] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara (84%)	Bulyanhulu (84%)
Income	151	72	55	350	111	109	70	29	54	27
Depreciation	36	41	29	150	33	56	36	20	11	11
EBITDA	187	113	84	500	144	165	106	49	65	38

BARRICK SECOND QUARTER 2022	73	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions)		For the six months ended 6/30/2022
	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[c] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara (84%)	Bulyanhulu (84%)
Income	391	152	70	665	148	212	90	54	113	78
Depreciation	92	68	53	272	71	102	61	50	28	26
EBITDA	483	220	123	937	219	314	151	104	141	104

($ millions)	For the six months ended 6/30/2021
	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[c] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara (84%)	Bulyanhulu (84%)
Income	339	121	127	725	242	222	133	51	94	34
Depreciation	78	80	61	292	70	111	68	31	23	21
EBITDA	417	201	188	1,017	312	333	201	82	117	55
a.On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Carlin includes NGM's 60% interest in South Arturo up until May 30, 2021, and 100% interest thereafter, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.
b.Includes Goldrush.
c.These results represent our 61.5% interest in Carlin (including NGM's 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter, reflecting the terms of the Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure, which closed on October 14, 2021), Cortez, Turquoise Ridge, Phoenix and Long Canyon.

Realized Price
Realized price is a non-GAAP financial measure which excludes from sales:
■Unrealized gains and losses on non-hedge derivative contracts;
■Sales attributable to ore purchase arrangements;
■Treatment and refining charges; and
■Cumulative catch-up adjustment to revenue relating to our streaming arrangements.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. We also exclude export duties that are paid upon sale and netted against revenues as well as treatment and refining charges that are paid to the refiner on gold and copper concentrate sales that are netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our Company’s past performance and is a better indicator of its expected performance in future periods.
The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per ounce/pound information in dollars)	Gold			Copper			Gold		Copper
	For the three months ended						For the six months ended
	6/30/22	3/31/22	6/30/21	6/30/22	3/31/22	6/30/21	6/30/22	6/30/21	6/30/22	6/30/21
Sales	2,597	2,511	2,589	211	287	234	5,108	5,230	498	490
Sales applicable to non-controlling interests	(779)	(787)	(779)	0	0	0	(1,566)	(1,593)	0	0
Sales applicable to equity method investments[a,b]	145	136	168	164	188	161	281	322	352	331
Sales applicable to sites in closure or care and maintenance[c]	(30)	0	(28)	0	0	0	(30)	(69)	0	0
Treatment and refinement charges	2	3	0	47	51	39	5	0	98	80
Revenues – as adjusted	1,935	1,863	1,950	422	526	434	3,798	3,890	948	901
Ounces/pounds sold (000s ounces/millions pounds)[c]	1,040	993	1,070	113	113	96	2,033	2,163	226	209
Realized gold/copper price per ounce/pound[d]	1,861	1,876	1,820	3.72	4.68	4.57	1,868	1,798	4.20	4.32
a.Represents sales of $145 million and $282 million, respectively, for the three and six month periods ended June 30, 2022 (March 31, 2022: $137 million and June 30, 2021: $169 million and $323 million, respectively) applicable to our 45% equity method investment in Kibali for gold. Represents sales of $99 million and $217 million, respectively, for the three and six months ended June 30, 2022 (March 31, 2022: $118 million and June 30, 2021: $87 million and $196 million) applicable to our 50% equity method investment in Zaldívar and $69 million and $144 million, respectively (March 31, 2022: $75 million and June 30, 2021: $79 million and $144 million) applicable to our 50% equity method investment in Jabal Sayid for copper.
b.Sales applicable to equity method investments are net of treatment and refinement charges.
c.Excludes Pierina, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting in the fourth quarter of 2021. Some of these assets are producing incidental ounces while in closure or care and maintenance.
d.Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK SECOND QUARTER 2022	74	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Craig Fiddes, SME-RM, Manager – Resource Modeling, Nevada Gold Mines; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America & Asia Pacific; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resources Manager: Africa & Middle East; Rodney Quick, MSc, Pr. Sci.Nat, Mineral Resource Management and Evaluation Executive; John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and Rob Krcmarov, FAusIMM, Technical Advisor to Barrick – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.
All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2021.

Endnotes

1Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included on pages 57 to 74 of this MD&A.

2Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick's ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick's ownership share). References to attributable basis means our 100% share of Hemlo and Lumwana, our 61.5% share of Nevada Gold Mines, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara, Bulyanhulu and Buzwagi up until the third quarter of 2021, our 50% share of Veladero, Zaldívar and Jabal Sayid, our 47.5% share of Porgera and our 45% share of Kibali.

3Total reportable incident frequency rate ("TRIFR") is a ratio calculated as follows: number of reportable injuries x 1,000,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries. Lost time injury frequency rate ("LTIFR") is a ratio calculated as follows: number of lost time injuries x 1,000,000 hours divided by the total number of hours worked.

4Class 1 - High Significance is defined as an incident that causes significant negative impacts on human health or the environment or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock or wildlife.

5A Tier One Gold Asset is an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve.

6See the Technical Report on the Turquoise Ridge complex, dated March 25, 2020, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 25, 2020.

7See the Technical Report on the Pueblo Viejo mine, Sanchez Ramirez Province, Dominican Republic, dated March 19, 2018, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 23, 2018.

8North Leeville Significant Interceptsa

Drill Results from Q2 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
NLX-00011	104	(71)	808.5-852.7	44.2	10.31
NLX-00012	305	(79)	826.9-831.2	4.3	8.88
NLX-00012	305	(79)	837.3-845.1	7.8	26.03
NLX-22013b	306	(79)	811.7-839.1	27.4	19.57
a.All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 3.0 meters; internal dilution is less than 20% total width.
b.Carlin Trend drill hole nomenclature: Project (NLX - North Leeville) followed by hole number.
c.True width of intercepts are uncertain at this stage.

The drilling results for the Carlin Trend contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Carlin Trend conform to industry accepted quality control methods.

BARRICK SECOND QUARTER 2022	75	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
9REN Significant Interceptsa

Drill Results from Q2 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	True Width (m)[c]	Au (g/t)
MRC-22001	306	(30)	286.2-313.9	27.7	20.0	11.49
a.All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 3.0 meters; internal dilution is less than 20% total width.
b.Carlin Trend drill hole nomenclature: Project area (MRC - Ren) followed by hole number.
c.True width of intercepts are uncertain at this stage.

The drilling results for the Carlin Trend contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Carlin Trend conform to industry accepted quality control methods.

10Hemlo Significant Interceptsa

Drill Results from Q2 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
W2211	152	(60)	371.9-379.0	6.1	12.69
W2211	132	(79)	709.9-713.0	2.8	11.51
1152213	163	(42)	323.5-328.0	4.2	11.18
1152211	139	(23)	316.8-320.0	2.7	8.89
1152229	198	(72)	228.0-235.1	4.5	9.76
4502213	150	20	144.0-155.7	9.0	5.85
4502208	160	31	192.7-201.2	6.0	14.9
7652203	300	31	81.7-88.0	5.5	4.68
7652203	300	31	286.5-291.0	4.1	4.96
a.All intercepts calculated using a 2.68 g/t Au cutoff and are uncapped; minimum intercept width is 2.5 meters; internal dilution is on average less than 50% total width.
b.Surface hole nomenclature is defined by (W - surface) followed by the year (e.g. 21 for 2021) then hole number. Underground hole nomenclature is defined by crosscut level (e.g. 115 for the 9115m level) then hole number.
c.True width of intercepts are estimated using the angle to core axis and are uncertain at this stage.

The drilling results for Hemlo contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Hemlo conform to industry accepted quality control methods.

11El Indio Belt Significant Interceptsa

Drill Results from Q2 2022
						Including
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)[c]	Au (g/t)
DDHCAM-02	40	(66)	142-164	22	0.97
DDHCAM-04	168	(71)	218-230	12	0.94
DDHCAN-01	341	(71)	136-144	8	0.66
DDHCAN-01	341	(71)	167-183	16	4.12	170-172	2	23.4
DDHCAN-01	341	(71)	191-205	14	0.97
a.All intercepts calculated using a 0.45 g/t Au cutoff and are uncapped; minimum intercept width is 2.5 meters; internal dilution is less than 60% total width.
b.El Indio Belt drill hole nomenclature: Drill system (DDH: Diamond Drillhole) followed by the project (CAM: Campanario, CAN: Canto) then hole number.
c.True width of intercepts are estimated using the core axis and are uncertain at this stage.

The drilling results for El Indio Belt contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at El Indio Belt conform to industry accepted quality control methods.

BARRICK SECOND QUARTER 2022	76	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
12El Quevar Significant Interceptsa

Drill Results from Q2 2022
						Including
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)[c]	Au (g/t)
DDH-QVR-22-03	290	(65)	286-306	8	0.34	286-294	2	13.75
DDH-QVR-22-01	110	(65)	142-146	4	0.14
a.All intercepts calculated using a 0.10 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is less than 60% total width.
b.El Quevar drill hole nomenclature: Drill system (DDH: Diamond Drillhole) followed by the project (QVR: Quevar) then year and hole number.
c.True width of intercepts are estimated using the core axis and are uncertain at this stage.

The drilling results for El Quevar contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at El Quevar conform to industry accepted quality control methods.

13Bambadji Significant Interceptsa

Drill Results from Q2 2022
						Including[d]
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)[c]	Au (g/t)
FARC001	90	(50)	52-74	22	2.44	52-69	17	3.06
FARC001	90	(50)	129-132	3	1.49
FARC003	90	(50)	69-77	8	3.42
FARC003	90	(50)	86-108	22	2.21	90-98	8	3.26
FARC012	80	(50)	113-137	24	3.12
FARC013	80	(50)	23-32	9	2.50
FARC014	80	(50)	14-18	4	1.06
FARC016	80	(50)	108-110	2	12.10
DJRC002	90	(50)	25-30	5	3.90
DJRC002	90	(50)	69-73	4	2.05
DJRC004	90	(50)	84-87	3	1.28
DJRC010	90	(50)	67-85	18	1.13
DJRC010	90	(50)	104-107	3	5.67
DJRC011	90	(50)	19-22	3	3.56
DJRC013	90	(50)	80-88	8	2.02
DJRC013	90	(50)	111-116	5	14.63
DJRC014	90	(50)	144-166	22	1.65	162-166	4	4.11
DJRC019	90	(50)	104-110	6	1.39
DJRC020	90	(50)	110-120	10	1.17
DJRC023	270	(50)	54-60	6	2.55
KCRC006	270	(50)	76-83	7	2.12
KCRC007	270	(50)	48-60	12	4.08	52-55	3	14.89
KCRC008	270	(50)	29-38	9	11.93
KCRC009	270	(50)	94-100	6	1.16
KCRC012	270	(50)	28-49	21	0.70
KCRC020	270	(50)	164-174	10	1.04
KCRC023	270	(50)	28-34	6	2.95
BQDH006	120	(50)	91-111	20	2.18	91-99	8	4.21
BQDH008	135	(50)	108-117.55	9.55	2.00	110.15-114.15	4.00	3.90
KBTRC009	270	(50)	55-102	47	3.76	56-69	13.0	9.36
KBTRC011	90	(50)	55-87	32	4.08	67-77	10	11.09
a.All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters total width.
b.Drill hole nomenclature: FA (Fatima), DJ (Djenebou), KC (Kach), KBT (Kabetea) and BQ (Baqata) followed by type of drilling RC (Reverse Circulation) and DH (Diamond Drilling).
c.True widths uncertain at this stage.
d.Includings calculated using a 10.0 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters total width.
The drilling results for the Bambadji property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by

BARRICK SECOND QUARTER 2022	77	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
an independent laboratory, SGS Bamako. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Bambadji property conform to industry accepted quality control methods.

14Loulo-Gounkoto Significant Interceptsa

Drill Results from Q2 2022
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
YRDH034	346.21	(50.79)	258.40 - 260.50	2.10	1.44
YRDH036	154.23	(45.22)	363.55 - 366.80	3.25	2.70
YRDH036	154.23	(45.22)	389.20 - 392.40	3.20	3.52
P129DH13	230.00	(55.00)	37.60 - 41.00	3.40	3.27
P129DH14	230.00	(55.00)	91.80 - 95.50	3.70	0.77
YADH112	240.00	(64.00)	170.00 - 176.65	6.65	5.47
YASERC001	274.83	(55.48)	86.00 - 96.00	10.00	4.48
YASERC002	301.50	(49.55)	95.00 - 102.00	7.00	3.52
YASERC003	269.07	(50.69)	41.00 - 54.00	13.00	2.27
YASERC004	291.03	(50.58)	116.00 - 119.00	3.00	2.13
DBDH007	47.90	(82.20)	143.00 - 157.00	14.00	1.56
DBDH009	52.27	(65.35)	162.55 - 171.00	8.45	4.11
DBDH009	52.27	(65.35)	198.70 - 212.20	13.50	3.64
DBDH010	49.29	(70.52)	167.00 - 170.85	3.85	3.20
DBDH011	269.34	(55.22)	195.40 - 204.90	9.50	1.34
L0CP304	74.91	(65.11)	983.9 - 986.9	3	0.89
L0CP304	74.91	(65.11)	990.5 - 993.1	2.6	3.88
L0CP305	84.38	(60.05)	1157.7 - 1169.8	12.1	5.7
L0CP306	79	(58)	1174.2 - 1177	2.8	16.93
L0CP306	79	(58)	1185 - 1187.55	2.55	6.3
L0CP306	79	(58)	1190.35 - 1194.15	3.8	1.15
L0CP306	79	(58)	1203 - 1205.15	2.15	4.73
L0CP310	70.44	(63.39)	1094.6 - 1099.25	4.65	1.98
L0CP310	70.44	(63.39)	1100.2 - 1102.65	2.45	2.59
L0CP311	68	(63)	1179.05 - 1182.25	3.2	3.41
L0CP313	71.59	(66.62)	1053.8 - 1063.85	10.05	2.13
L0CP324	77	(62.14)	766.8 - 771.98	5.18	2.27
YADH110	245.63	(73.95)	1277 - 1290.24	13.24	4.01
YADH115	245.48	(69.25)	1256.45 - 1267	10.55	5.29
a.All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters total width.
b.Loulo-Gounkoto drill hole nomenclature: prospect initial YR (Yalea Ridge), P129, Yase (Yalea south east), DB (Domain Boundary) followed by type of drilling RC (Reverse Circulation), DH (Diamond Drilling).
c.True widths uncertain at this stage.
The drilling results for the Loulo-Gounkoto property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS Laboratories, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Loulo property conform to industry accepted quality control methods.

15Nielle Significant Interceptsa

Drill Results from Q2 2022
						Including[d]
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)[c]	Au (g/t)
SNRC175	120.00	(50.00)	18.00-28.00	10.00	11.15	19.00-24.00	5.00	21.68
SNRC176	120.00	(50.00)	6.00-13.00	7.00	4.04	8.00-11.00	3.00	6.86
SNRC224	120.00	(50.00)	35.00-54.00	19.00	5.22	46.00-51.00	5.00	8.36
SNRC225	120.00	(50.00)	17.00-41.00	24.00	8.67	18.00-21.00	3.00	31.63
SNRC225	120.00	(50.00)	42.00-48.00	6.00	4.95	42.00-44.00	2.00	12.37
SNRC230	118.00	(50.00)	29.00-36.00	7.00	8.32	30.00-34.00	4.00	12.82

BARRICK SECOND QUARTER 2022	78	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

SNRC230	118.00	(50.00)	43.00-48.00	5.00	3.82	44.00-46.00	2.00	8.04
KOR1DH001	119.00	(54.00)	207.60-220.84	13.24	2.41
a.All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters width.
b.Nielle drill hole nomenclature: prospect initial SN (Seydou North), KOR1 (Koro A1), followed by type of drilling RC (Reverse Circulation), DH (Diamond Drilling).
c.True widths uncertain at this stage.
d.Includings calculated using a 3.0 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters width.
The drilling results for the Nielle property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS Laboratories, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Nielle property conform to industry accepted quality control methods.

16Jabal Sayid Significant Interceptsa

Drill Results from Q2 2022
						Including[d]
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Cu (%)	Interval (m)	Width (m)[c]	Cu (%)
BDH1158	261.00	(72.00)	345.74-355.00	9.26	2.10
BDH1158	261.00	(72.00)	363.00-369.00	6.00	0.94
BDH1158	261.00	(72.00)	529.00-531.00	2.00	0.72
BDH1159	267.00	(78.00)	250.00-253.00	3.00	0.91
JED1880	202.00	(29.00)	222.82-226.00	3.18	0.79
JED1880	202.00	(29.00)	240.00-247.00	7.00	6.33	240.60-244.14	3.54	11.66
JED1880	202.00	(29.00)	307.00-329.00	22.00	6.05	311.00-321.00	10.00	8.38
JED1881A	203.00	(32.00)	231.60-244.00	12.40	3.71	232.00-236.55	4.55	7.17
JED1881A	203.00	(32.00)	251.30-266.00	14.70	1.13
JED1881A	203.00	(32.00)	269.00-275.63	6.63	3.81	273.00-275.63	2.63	6.18
JED1881A	203.00	(32.00)	312.00-351.00	39.00	5.13	315.00-330.00	15.00	6.82
JED1881A	203.00	(32.00)	359.00-366.00	7.00	2.07
JED1881A	203.00	(32.00)	372.00-374.00	2.00	1.58
JED1883	202.00	(51.00)	326.97-386.70	59.73	4.87	326.97-349.00	22.03	10.01
JED1883	202.00	(51.00)	399.00-406.00	7.00	0.78
JED1883	202.00	(51.00)	420.00-429.08	9.08	0.65
JED1891	216.00	(36.00)	197.07-230.55	33.48	4.54	204.00-214.00	10.00	7.65
JED1891	216.00	(36.00)	235.00-239.60	4.60	1.71
JED1891	216.00	(36.00)	257.00-269.00	12.00	3.31	262.00-267.00	5.00	5.73
JED1891	216.00	(36.00)	324.00-327.00	3.00	1.32
BDH1160	359.00	(80.00)	463.00-517.04	54.04	15.83	463.30-503.00	39.70	20.58
JED1889	215.00	(22.00)	187.92-195.84	7.92	1.64
JED1889	215.00	(22.00)	206.00-208.00	2.00	0.68
JED1889	215.00	(22.00)	310.00-312.00	2.00	0.77
a.All intercepts calculated using a 0.5% Cu cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 5 meters total width.
b.Jabal Sayid drill hole nomenclature: BDH (surface diamond hole) followed by lode and hole number. JED (UG extension diamond hole) followed by lode number and hole number.
c.True widths uncertain at this stage.
d.Includings calculated using a 4% Cu cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters total width.
The drilling results for the Jabal Sayid property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Jabal Sayid property conform to industry accepted quality control methods.

BARRICK SECOND QUARTER 2022	79	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Statements of Income

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Revenue (notes 5 and 6)	$2,859	$2,893	$5,712	$5,849
Costs and expenses (income)
Cost of sales (notes 5 and 7)	1,850	1,704	3,589	3,416
General and administrative expenses	30	47	84	85
Exploration, evaluation and project expenses	100	77	167	138
Impairment (reversals) charges (notes 9b and 13)	3	2	5	(87)
Loss on currency translation	6	7	9	11
Closed mine rehabilitation	(128)	6	(125)	29
Income from equity investees (note 12)	(89)	(104)	(188)	(207)
Other expense (income) (note 9a)	2	26	(9)	45
Income before finance costs and income taxes	$1,085	$1,128	$2,180	$2,419
Finance costs, net	(89)	(91)	(177)	(178)
Income before income taxes	$996	$1,037	$2,003	$2,241
Income tax expense (note 10)	(279)	(343)	(580)	(717)
Net income	$717	$694	$1,423	$1,524
Attributable to:
Equity holders of Barrick Gold Corporation	$488	$411	$926	$949
Non-controlling interests (note 16)	$229	$283	$497	$575

Earnings per share data attributable to the equity holders of Barrick Gold Corporation (note 8)
Net income
Basic	$0.27	$0.23	$0.52	$0.53
Diluted	$0.27	$0.23	$0.52	$0.53
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2022	80	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Consolidated Statements
of Comprehensive Income

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Net income	$717	$694	$1,423	$1,524
Other comprehensive income (loss), net of taxes
Items that may be reclassified subsequently to profit or loss:
Realized losses on derivatives designated as cash flow hedges, net of tax $nil, $nil, $nil and $nil	—	3	—	3
Currency translation adjustments, net of tax $nil, $nil, $nil and $nil	1	—	1	—
Items that will not be reclassified to profit or loss:
Actuarial loss on post employment benefit obligations, net of tax $nil, $nil, $nil and $3	(1)	—	(1)	—
Net change on equity investments, net of tax $2, $(3), $(6) and $5	(26)	10	32	(37)
Total other comprehensive (loss) income	(26)	13	32	(34)
Total comprehensive income	$691	$707	$1,455	$1,490
Attributable to:
Equity holders of Barrick Gold Corporation	$462	$424	$958	$915
Non-controlling interests	$229	$283	$497	$575
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2022	81	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Consolidated Statements of Cash Flow

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
OPERATING ACTIVITIES
Net income	$717	$694	$1,423	$1,524
Adjustments for the following items:
Depreciation	476	500	936	1,007
Finance costs, net	101	100	199	194
Impairment (reversals) charges (notes 9b and 13)	3	2	5	(87)
Income tax expense (note 10)	279	343	580	717
Income from equity investees (note 12)	(89)	(104)	(188)	(207)
Gain on sale of non-current assets	(20)	(7)	(22)	(10)
Loss on currency translation	6	7	9	11
Change in working capital (note 11)	(34)	(197)	(165)	(249)
Other operating activities (note 11)	(126)	(76)	(203)	(116)
Operating cash flows before interest and income taxes	1,313	1,262	2,574	2,784
Interest paid	(129)	(131)	(152)	(153)
Income taxes paid[1]	(260)	(492)	(494)	(690)
Net cash provided by operating activities	924	639	1,928	1,941
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 5)	(755)	(658)	(1,366)	(1,197)
Sales proceeds	22	1	23	5
Investment sales	122	—	382	—
Divestitures (note 4)	—	19	—	19
Dividends received from equity method investments (note 12)	310	35	669	161
Shareholder loan repayments from equity method investments (note 12)	—	—	—	1
Net cash used in investing activities	(301)	(603)	(292)	(1,011)
FINANCING ACTIVITIES
Lease repayments	(4)	(4)	(10)	(10)
Debt repayments	—	—	—	(7)
Dividends	(353)	(159)	(531)	(317)
Return of capital (note 15)	—	(250)	—	(250)
Share buyback program (note 15)	(173)	—	(173)	—
Funding from non-controlling interests (note 16)	—	6	—	12
Disbursements to non-controlling interests (note 16)	(232)	(206)	(499)	(471)
Pueblo Viejo JV partner shareholder loan	35	43	80	64
Net cash used in financing activities	(727)	(570)	(1,133)	(979)
Effect of exchange rate changes on cash and equivalents	(3)	—	(3)	(1)
Net increase (decrease) in cash and equivalents	(107)	(534)	500	(50)
Cash and equivalents at the beginning of period	5,887	5,672	5,280	5,188
Cash and equivalents at the end of period	$5,780	$5,138	$5,780	$5,138
1Income taxes paid excludes $10 million (2021: $57 million) for the three months ended June 30, 2022 and $36 million (2021: $93 million) for the six months ended June 30, 2022 of income taxes payable that were settled against offsetting VAT receivables.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2022	82	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Consolidated Balance Sheets

Barrick Gold Corporation	As at June 30,	As at December 31,
(in millions of United States dollars) (Unaudited)	2022	2021
ASSETS
Current assets
Cash and equivalents	$5,780	$5,280
Accounts receivable	577	623
Inventories	1,699	1,734
Other current assets	754	612
Total current assets	$8,810	$8,249
Non-current assets
Equity in investees (note 12)	4,113	4,594
Property, plant and equipment	25,202	24,954
Goodwill	4,769	4,769
Intangible assets	149	150
Deferred income tax assets	6	29
Non-current portion of inventory	2,694	2,636
Other assets	1,099	1,509
Total assets	$46,842	$46,890
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$1,537	$1,448
Debt	13	15
Current income tax liabilities	303	285
Other current liabilities	377	338
Total current liabilities	$2,230	$2,086
Non-current liabilities
Debt	5,131	5,135
Provisions	2,321	2,768
Deferred income tax liabilities	3,368	3,293
Other liabilities	1,258	1,301
Total liabilities	$14,308	$14,583
Equity
Capital stock (note 15)	$28,363	$28,497
Deficit	(6,173)	(6,566)
Accumulated other comprehensive income (loss)	9	(23)
Other	1,912	1,949
Total equity attributable to Barrick Gold Corporation shareholders	$24,111	$23,857
Non-controlling interests (note 16)	8,423	8,450
Total equity	$32,534	$32,307
Contingencies and commitments (notes 5 and 17)
Total liabilities and equity	$46,842	$46,890
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2022	83	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company
(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non-controlling interests	Total equity
At January 1, 2022	1,779,331	$28,497	($6,566)	($23)	$1,949	$23,857	$8,450	$32,307
Net income	—	—	926	—	—	926	497	1,423
Total other comprehensive income	—	—	—	32	—	32	—	32
Total comprehensive income	—	—	926	32	—	958	497	1,455
Transactions with owners
Dividends	—	—	(531)	—	—	(531)	—	(531)
Disbursements to non-controlling interests (note 16)	—	—	—	—	—	—	(524)	(524)
Dividend reinvestment plan (note 15)	105	2	(2)	—	—	—	—	—
Share buyback program (note 15)	(8,500)	(136)	—	—	(37)	(173)	—	(173)
Total transactions with owners	(8,395)	(134)	(533)	—	(37)	(704)	(524)	(1,228)
At June 30, 2022	1,770,936	$28,363	($6,173)	$9	$1,912	$24,111	$8,423	$32,534

At January 1, 2021	1,778,190	$29,236	($7,949)	$14	$2,040	$23,341	$8,369	$31,710
Net income	—	—	949	—	—	949	575	1,524
Total other comprehensive loss	—	—	—	(34)	—	(34)	—	(34)
Total comprehensive income (loss)	—	—	949	(34)	—	915	575	1,490
Transactions with owners
Dividends	—	—	(317)	—	—	(317)	—	(317)
Return of capital (note 15)	—	(250)	—	—	—	(250)	—	(250)
Issued on exercise of stock options	50	—	—	—	—	—	—	—
Funding from non-controlling interests	—	—	—	—	—	—	12	12
Disbursements to non-controlling interests	—	—	—	—	—	—	(471)	(471)
Dividend reinvestment plan	104	3	(3)	—	—	—	—	—
Share-based payments	898	6	—	—	(6)	—	—	—
Total transactions with owners	1,052	(241)	(320)	—	(6)	(567)	(459)	(1,026)
At June 30, 2021	1,779,242	$28,995	($7,320)	($20)	$2,034	$23,689	$8,485	$32,174
1Includes cumulative translation losses at June 30, 2022: $93 million (December 31, 2021: $94 million; June 30, 2021: $95 million).
2Includes additional paid-in capital as at June 30, 2022: $1,874 million (December 31, 2021: $1,911 million; June 30, 2021: $1,996 million).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2022	84	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Notes to Consolidated Financial Statements

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown.

1 ■ Corporate Information

Barrick Gold Corporation (“Barrick”, “we” or the “Company”) is a corporation governed by the Business Corporations Act (British Columbia). The Company’s corporate office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. The Company’s registered office is 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, V6C 3L2. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We sell our gold and copper into the world market.
We have ownership interests in producing gold mines that are located in Argentina, Canada, Côte d'Ivoire, the Democratic Republic of the Congo, the Dominican Republic, Mali, Tanzania and the United States. Our mine in Papua New Guinea was placed on care and maintenance in April 2020. We have ownership interests in producing copper mines in Chile, Saudi Arabia and Zambia. We also have various projects located throughout the Americas and Africa.

2 ■ Material Accounting Policy Information

a) Statement of Compliance
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These interim financial statements should be read in conjunction with Barrick’s most recently issued Annual Report, which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 2 of the Annual Consolidated Financial Statements for the year ended December 31, 2021 ("2021 Annual Financial Statements"), and have been consistently applied in the preparation of these interim financial statements, except as otherwise noted in Note 2b. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on August 5, 2022.

b)  New Accounting Standards Issued But Not Yet Effective
Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on Barrick in the current or future reporting periods.

3 ■ Critical Judgements, Estimates, Assumptions and Risks

The judgments, estimates, assumptions and risks discussed here reflect updates from the 2021 Annual Financial Statements. For judgments, estimates, assumptions and risks related to other areas not discussed in these interim consolidated financial statements, please refer to Notes 3 and 28 of the 2021 Annual Financial Statements.
a) Provision for Environmental Rehabilitation (“PER”)
Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate and foreign exchange rates. The change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates. In the case of closed sites, changes in estimates and assumptions are recognized immediately in the consolidated statements of income. We recorded a net decrease of $413 million (2021: $22 million net decrease) to the PER at our minesites for the three months ended June 30, 2022 and a net decrease of $439 million (2021: $239 million net decrease) for the six months ended June 30, 2022 primarily due to an increase in the discount rate.
Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions and are accounted for prospectively. In the fourth quarter of each year, our life of mine plans are updated and that typically results in an update to the rehabilitation provision.

b)    Pascua-Lama
The Pascua-Lama project received $395 million as at June 30, 2022 (December 31, 2021: $411 million) in value added tax (“VAT”) refunds in Chile relating to the development of the Chilean side of the project. Under the current arrangement, this amount must be repaid if the project does not evidence exports for an amount of $3,538 million within a term that expires on December 31, 2026, unless extended. On July 11, 2022, the Chilean government proposed changes to Chilean law that may affect the status of these refunds and therefore could have an impact on this judgment.
In addition, we have recorded $42 million in VAT recoverable in Argentina as at June 30, 2022 (December 31, 2021: $48 million) relating to the development of the Argentinean side of the project. These amounts may not be fully recoverable if the project does not enter into production and are subject to foreign currency risk as the amounts are recoverable in Argentine pesos.

c)    Contingencies
Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to Note 17 for further details on contingencies.

d)    Covid-19
Barrick continues to work closely with our local communities on managing the impacts of the Covid-19 pandemic on our people and business. Our operations are not currently being impacted in any significant manner although we recognize the situation remains dynamic. We continue to monitor developments around the world.

BARRICK SECOND QUARTER 2022	85	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
4 ■ Acquisitions and Divestitures

a) Lagunas Norte
On February 16, 2021, Barrick announced it had entered into an agreement to sell its 100% interest in the Lagunas Norte gold mine in Peru to Boroo Pte Ltd. ("Boroo") for total consideration of up to $81 million, with $20 million of cash consideration on closing, additional cash consideration of $10 million payable on the first anniversary of closing and $20 million payable on the second anniversary of closing, a 2% net smelter return royalty, which may be purchased by Boroo for a fixed period after closing for $16 million, plus a contingent payment of up to $15 million based on the two-year average gold price. An impairment reversal of $86 million was recognized in the first quarter of 2021. Refer to Note 13 for further details. The transaction closed on June 1, 2021 and we recognized a gain on sale of $4 million in the second quarter of 2021 based on a final fair value of consideration of $65 million. We remain contractually liable for all tax matters that existed prior to our divestiture until these matters are resolved. In addition, Boroo assumed 50% of the $173 million reclamation bond obligations for Lagunas Norte upon closing. Boroo was to assume the other 50% within one year of closing, however Barrick and Boroo continue to work together on a plan for Boroo to assume the remainder of this reclamation bond obligation. Barrick has no liability related to Lagunas Norte's closure obligation recorded in the financial statements.

5 ■ Segment Information

Barrick’s business is organized into eighteen minesites and one project. Barrick’s Chief Operating Decision Maker ("CODM") (Mark Bristow, President and Chief Executive Officer) reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, and/or project level. Each individual minesite and the Pascua-Lama project are operating segments for financial reporting purposes. Our presentation of our reportable operating segments consists of nine gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, Veladero, North Mara and Bulyanhulu). The remaining operating segments, including our remaining gold mines, copper mines and project, have been grouped into an “other” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

Consolidated Statement of Income Information

		Cost of Sales
For the three months ended June 30, 2022	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2]	$748	$371	$80	$5	$3	$289
Cortez[2]	284	131	48	4	1	100
Turquoise Ridge[2]	232	117	44	4	—	67
Pueblo Viejo[2]	318	136	60	12	4	106
Loulo-Gounkoto[2]	331	129	64	1	5	132
Kibali	145	57	33	1	5	49
Veladero	119	55	31	1	(1)	33
North Mara[2]	149	60	23	1	(1)	66
Bulyanhulu[2]	118	57	14	—	5	42
Other Mines[2]	521	312	110	4	18	77
Reportable segment total	$2,965	$1,425	$507	$33	$39	$961
Share of equity investees	(145)	(57)	(33)	(1)	(5)	(49)
Segment total	$2,820	$1,368	$474	$32	$34	$912

BARRICK SECOND QUARTER 2022	86	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Consolidated Statement of Income Information

		Cost of Sales
For the three months ended June 30, 2021	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2]	$572	$267	$59	$7	($8)	$247
Cortez[2]	328	143	66	2	1	116
Turquoise Ridge[2]	235	98	48	—	—	89
Pueblo Viejo[2]	369	122	55	1	9	182
Loulo-Gounkoto[2]	329	110	69	5	6	139
Kibali	169	60	36	1	2	70
Veladero	91	40	20	—	2	29
North Mara[2]	144	65	12	—	1	66
Bulyanhulu[2]	82	38	13	—	1	30
Other Mines[2]	719	305	146	3	16	249
Reportable segment total	$3,038	$1,248	$524	$19	$30	$1,217
Share of equity investees	(169)	(60)	(36)	(1)	(2)	(70)
Segment total	$2,869	$1,188	$488	$18	$28	$1,147

Consolidated Statement of Income Information

		Cost of Sales
For the six months ended June 30, 2022	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2]	$1,455	$681	$149	$7	($18)	$636
Cortez[2]	648	283	110	6	1	248
Turquoise Ridge[2]	427	224	86	4	1	112
Pueblo Viejo[2]	656	265	118	14	5	254
Loulo-Gounkoto[2]	653	252	127	3	7	264
Kibali	282	112	61	4	15	90
Veladero	195	90	50	1	—	54
North Mara[2]	280	110	33	2	—	135
Bulyanhulu[2]	249	119	31	—	6	93
Other Mines[2]	1,125	620	223	7	35	240
Reportable segment total	$5,970	$2,756	$988	$48	$52	$2,126
Share of equity investees	(282)	(112)	(61)	(4)	(15)	(90)
Segment total	$5,688	$2,644	$927	$44	$37	$2,036

BARRICK SECOND QUARTER 2022	87	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Consolidated Statement of Income Information

		Cost of Sales
For the six months ended June 30, 2021	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2]	$1,235	$555	$127	$10	($9)	$552
Cortez[2]	620	286	130	5	2	197
Turquoise Ridge[2]	504	198	99	—	—	207
Pueblo Viejo[2]	789	252	116	2	10	409
Loulo-Gounkoto[2]	666	225	138	9	14	280
Kibali	323	120	68	1	1	133
Veladero	148	64	31	—	2	51
North Mara[2]	263	121	27	—	2	113
Bulyanhulu[2]	132	66	25	—	2	39
Other Mines[2]	1,406	604	288	6	31	477
Reportable segment total	$6,086	$2,491	$1,049	$33	$55	$2,458
Share of equity investees	(323)	(120)	(68)	(1)	(1)	(133)
Segment total	$5,763	$2,371	$981	$32	$54	$2,325
1Includes accretion expense, which is included within finance costs in the consolidated statement of income. For the three months ended June 30, 2022, accretion expense was $9 million (2021: $8 million) and for the six months ended June 30, 2022, accretion expense was $16 million (2021: $13 million).
2Includes non-controlling interest portion of revenues, cost of sales and segment income for the three months ended June 30, 2022 for Nevada Gold Mines $549 million, $354 million, $189 million (2021: $541 million, $314 million, $224 million), Pueblo Viejo $130 million, $78 million, $47 million (2021: $147 million, $70 million, $73 million), Loulo-Gounkoto $67 million, $39 million, $27 million (2021: $66 million, $36 million, $28 million), North Mara, Bulyanhulu and Buzwagi $43 million, $25 million, $17 million (2021: $42 million, $25 million, $18 million), and Tongon $9 million, $9 million, $(1) million (2021: $10 million, $8 million, $2 million) and for the six months ended June 30, 2022 for Nevada Gold Mines $1,105 million, $687 million, $417 million (2021: $1,098 million, $632 million, $460 million), Pueblo Viejo $265 million, $153 million, $106 million (2021: $321 million, $146 million, $171 million), Loulo-Gounkoto $131 million, $76 million, $54 million (2021: $133 million, $73 million, $56 million), North Mara, Bulyanhulu and Buzwagi $85 million, $47 million, $36 million (2021: $74 million, $48 million, $26 million) and Tongon $17 million, $18 million, $(2) million (2021: $20 million, $16 million, $3 million), respectively.

Reconciliation of Segment Income to Income Before Income Taxes

	For the three months ended June 30		For the six months ended June 30
	2022	2021	2022	2021
Segment income	$912	$1,147	$2,036	$2,325
Other revenue	39	24	24	86
Other cost of sales/amortization	(8)	(28)	(18)	(64)
Exploration, evaluation and project expenses not attributable to segments	(68)	(59)	(123)	(106)
General and administrative expenses	(30)	(47)	(84)	(85)
Other income (loss) not attributable to segments	23	(4)	23	(3)
Impairment (charges) reversals	(3)	(2)	(5)	87
Loss on currency translation	(6)	(7)	(9)	(11)
Closed mine rehabilitation	128	(6)	125	(29)
Income from equity investees	89	104	188	207
Finance costs, net (includes non-segment accretion)	(80)	(83)	(161)	(165)
Gain (loss) on non-hedge derivatives	—	(2)	7	(1)
Income before income taxes	$996	$1,037	$2,003	$2,241

BARRICK SECOND QUARTER 2022	88	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Capital Expenditures Information

	Segment capital expenditures[1]
	For the three months ended June 30		For the six months ended June 30
	2022	2021	2022	2021
Carlin	$130	$141	$247	$233
Cortez	126	70	219	132
Turquoise Ridge	44	39	86	72
Pueblo Viejo	150	143	294	244
Loulo-Gounkoto	82	88	144	158
Kibali	21	20	38	31
Veladero	45	43	83	83
North Mara	35	19	57	37
Bulyanhulu	23	18	35	33
Other Mines	100	76	177	150
Reportable segment total	$756	$657	$1,380	$1,173
Other items not allocated to segments	29	35	63	59
Total	$785	$692	$1,443	$1,232
Share of equity investees	(21)	(20)	(38)	(31)
Total	$764	$672	$1,405	$1,201
1Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. For the three months ended June 30, 2022, cash expenditures were $755 million (2021: $658 million) and the increase in accrued expenditures was $9 million (2021: $14 million increase). For the six months ended June 30, 2022, cash expenditures were $1,366 million (2021: $1,197 million) and the increase in accrued expenditures was $39 million (2021: $4 million increase).

Purchase Commitments
At June 30, 2022, we had purchase obligations for supplies and consumables of $1,817 million (December 31, 2021: $1,718 million).

Capital Commitments
In addition to entering into various operational commitments in the normal course of business, we had capital commitments of $570 million at June 30, 2022 (December 31, 2021: $443 million).

BARRICK SECOND QUARTER 2022	89	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
6 ■ Revenue

	For the three months ended June 30		For the six months ended June 30
	2022	2021	2022	2021
Gold sales
Spot market sales	$2,524	$2,524	$4,950	$5,139
Concentrate sales	77	63	158	92
Provisional pricing adjustments	(4)	2	—	(1)
	$2,597	$2,589	$5,108	$5,230
Copper sales
Concentrate sales	$263	$234	$534	$445
Provisional pricing adjustments	(52)	—	(36)	45
	$211	$234	$498	$490
Other sales[1]	51	70	106	129
Total	$2,859	$2,893	$5,712	$5,849
1Revenues include the sale of by-products for our gold and copper mines.

7 ■ Cost of Sales

	Gold		Copper		Other[3]		Total
For the three months ended June 30	2022	2021	2022	2021	2022	2021	2022	2021
Site operating costs[1,2]	$1,163	$1,016	$76	$65	$—	$—	$1,239	$1,081
Depreciation[1]	438	448	34	46	4	6	476	500
Royalty expense	95	92	32	25	—	—	127	117
Community relations	7	5	1	1	—	—	8	6
	$1,703	$1,561	$143	$137	$4	$6	$1,850	$1,704
	Gold		Copper		Other[3]		Total
For the six months ended June 30	2022	2021	2022	2021	2022	2021	2022	2021
Site operating costs[1,2]	$2,231	$2,036	$159	$130	$—	$—	$2,390	$2,166
Depreciation[1]	857	902	72	94	7	11	936	1,007
Royalty expense	183	185	64	48	—	—	247	233
Community relations	14	9	2	1	—	—	16	10
	$3,285	$3,132	$297	$273	$7	$11	$3,589	$3,416
1Site operating costs and depreciation include charges to reduce the cost of inventory to net realizable value as follows: $31 million for the three months ended June 30, 2022 (2021: $nil) and $31 million for the six months ended June 30, 2022 (2021: $14 million).
2Site operating costs includes the costs of extracting by-products.
3Other includes corporate amortization.

8 ■ Earnings Per Share

	For the three months ended June 30				For the six months ended June 30
	2022		2021		2022		2021
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income	$717	$717	$694	$694	$1,423	$1,423	$1,524	$1,524
Net income attributable to non-controlling interests	(229)	(229)	(283)	(283)	(497)	(497)	(575)	(575)
Net income attributable to equity holders of Barrick Gold Corporation	$488	$488	$411	$411	$926	$926	$949	$949
Weighted average shares outstanding	1,777	1,777	1,779	1,779	1,778	1,778	1,779	1,779
Basic and diluted earnings per share data attributable to the equity holders of Barrick Gold Corporation	$0.27	$0.27	$0.23	$0.23	$0.52	$0.52	$0.53	$0.53

BARRICK SECOND QUARTER 2022	90	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
9 ■ Other Expense

a)    Other Expense (Income)

	For the three months ended June 30		For the six months ended June 30
	2022	2021	2022	2021
Other expense:
Bank charges	$—	$4	$2	$6
Litigation	3	6	7	7
Porgera care and maintenance costs	14	15	27	26
Buzwagi supplies obsolescense	—	—	2	—
Other	10	4	18	11
Total other expense	$27	$29	$56	$50
Other income:
Gain on sale of non-current assets	($20)	($7)	($22)	($10)
Loss (gain) on non-hedge derivatives	—	2	(7)	1
Loss (gain) on warrant investments at FVPL	(2)	5	(4)	10
Insurance proceeds related to NGM	—	—	(22)	—
Interest income on other assets	(3)	(3)	(7)	(6)
Other	—	—	(3)	—
Total other income	($25)	($3)	($65)	($5)
Total	$2	$26	($9)	$45

b)    Impairment (Reversals) Charges

	For the three months ended June 30		For the six months ended June 30
	2022	2021	2022	2021
Impairment (reversals) charges of non-current assets[1]	$3	$2	$5	($87)
Total	$3	$2	$5	($87)
1Refer to note 13 for further details.

10 ■ Income Tax Expense

	For the three months ended June 30		For the six months ended June 30
	2022	2021	2022	2021
Current	$206	$237	$483	$502
Deferred	73	106	97	215
Total	$279	$343	$580	$717

Income tax expense was $580 million for the six months ended June 30, 2022 (2021: $717 million). The unadjusted effective income tax rate for the six months ended June 30, 2022 was 29% of income before income taxes.
The underlying effective income tax rate on ordinary income for the six months ended June 30, 2022 was 27% after adjusting for the impact of foreign currency translation losses on deferred tax balances; the impact of updates to the rehabilitation provision for our non-operating mines; the impact of non-deductible foreign exchange losses; the impact of the Porgera mine being placed on care and maintenance; and the impact of other expense adjustments.

Currency Translation
Current and deferred tax balances are subject to remeasurement for changes in foreign currency exchange rates each period. This is required in countries where tax is paid in local currency and the subsidiary has a different functional currency (e.g. US dollars). The most significant balances relate to Argentine and Malian tax liabilities.
In the six months ended June 30, 2022, a tax expense of $52 million (2021: $26 million tax expense) arose primarily from translation losses on tax balances in Argentina and Mali due to the weakening of the Argentine peso and the West African CFA franc, respectively, against the US dollar. These net translation losses are included within income tax expense.

Withholding Taxes
For the six months ended June 30, 2022, we have recorded $35 million (2021: $16 million related to Argentina and the United States) of dividend withholding taxes related to the undistributed earnings of our subsidiaries in Argentina and the United States.

Nevada Mining Education Tax
A new mining excise tax applied to gross proceeds became effective on July 1, 2021 following the passing of Assembly Bill 495 at the Nevada Legislative Session that ended on May 31, 2021. The revenue generated by this new excise tax will be directed towards education. The new excise tax is a tiered tax, with a maximum rate of 1.1% and the first payment in relation to the 2021 year was made in March 2022.
The bill does not take into consideration expenses or costs incurred to generate gross proceeds, therefore, this tax is treated as a gross receipts tax and not as a tax based on income subject to IAS 12. As a result, this new tax is reported as a component of cost of sales and not as an income tax expense.

Nevada Gold Mines
Nevada Gold Mines is a limited liability company treated as a flow through partnership for US tax purposes. The partnership is not subject to federal income tax directly, but each of its partners is liable for tax on its share of the profits of the partnership. As such, Barrick accounts for its current and deferred income tax associated with the investment (61.5% share) following the principles in IAS 12.

BARRICK SECOND QUARTER 2022	91	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
11 ■ Cash Flow - Other Items

Operating Cash Flows – Other Items	For the three months ended June 30		For the six months ended June 30
	2022	2021	2022	2021
Adjustments for non-cash income statement items:
Loss (gain) on non-hedge derivatives	$—	$2	($7)	$1
Loss (gain) on warrant investments at FVPL	(2)	5	(4)	10
Share-based compensation expense (recovery)	(6)	23	29	36
Change in estimate of rehabilitation costs at closed mines	(128)	6	(125)	29
Insurance proceeds related to NGM	22	—	—	—
Inventory impairment charges	24	—	24	8
Change in other assets and liabilities	(3)	(82)	(18)	(104)
Settlement of share-based compensation	(1)	—	(46)	(44)
Settlement of rehabilitation obligations	(32)	(30)	(56)	(52)
Other operating activities	($126)	($76)	($203)	($116)
Cash flow arising from changes in:
Accounts receivable	$41	($29)	$68	$6
Inventory	(40)	(97)	(80)	(111)
Other current assets	(68)	(75)	(172)	(82)
Accounts payable	42	28	17	(73)
Other current liabilities	(9)	(24)	2	11
Change in working capital	($34)	($197)	($165)	($249)

12 ■ Equity Accounting Method Investment Continuity

	Kibali	Jabal Sayid	Zaldívar	Other	Total
At January 1, 2021	$3,279	$369	$967	$55	$4,670
Equity pick-up from equity investees	219	159	68	—	446
Dividends received from equity investees	(231)	(146)	(142)	(1)	(520)
Shareholder loan repayment	—	—	—	(2)	(2)
At December 31, 2021	$3,267	$382	$893	$52	$4,594
Equity pick-up from equity investees	66	73	49	—	188
Dividends received from equity investees	(549)	(70)	(50)	—	(669)
At June 30, 2022	$2,784	$385	$892	$52	$4,113

In 2022, Kibali Goldmines SA repaid a portion of its shareholder loans establishing an additional ongoing mechanism for the repatriation of cash from the Democratic Republic of Congo. For the six months ended June 30, 2022, the repatriation of this cash has resulted in the payment of dividends of $549 million to the Barrick entity that holds the indirect 45% interest in Kibali Goldmines SA.

BARRICK SECOND QUARTER 2022	92	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

13 ■ Impairment of Goodwill and Other Assets

In accordance with our accounting policy, goodwill is tested for impairment in the fourth quarter and also when there is an indicator of impairment. Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable or is understated. Refer to Note 21 of the 2021 Annual Financial Statements for further information.
For the six months ended June 30, 2022, we recorded net impairment charges of $5 million (2021: $87 million net impairment reversals) for non-current assets.

Indicators of impairment and reversals
2022
Reko Diq
On March 20, 2022, Barrick and the Governments of Pakistan and Balochistan reached agreement in principle on a framework that provides for the reconstitution of the Reko Diq project in the country’s Balochistan province. The project was suspended in 2011 due to a dispute over the legality of its licensing process, and in 2012, an impairment of $120 million was recorded related to our investment in the Reko Diq project.
The reconstituted project will be held 50% by Barrick and 50% by Pakistani stakeholders, comprising a 10% free-carried, non-contributing share held by the Government of Balochistan, an additional 15% held by a special purpose company owned by the Government of Balochistan and 25% owned by other federal state-owned enterprises. Barrick will be the operator of the project and will be granted mining leases, an exploration license, surface rights and a mineral agreement stabilizing the fiscal regime applicable to the project for a specified period.
If the definitive agreements are executed and the conditions to closing are satisfied, the project will be reconstituted. The reconstitution would resolve the damages originally awarded by the International Centre for the Settlement of Investment Disputes and disputed in the International Chamber of Commerce. Refer to Note 17 for more information.
We have determined that no impairment reversal exists as at June 30, 2022 due to the uncertainty around definitive agreements being executed and conditions to closing being satisfied.

Porgera
On April 9, 2021, the Papua New Guinea ("PNG") government and Barrick Niugini Limited (“BNL”, the 95% owner and operator of the Porgera joint venture) agreed on a partnership for the future ownership and operation of the Porgera mine. Porgera has been on care and maintenance since April 2020, when the government declined to renew its special mining lease ("SML"). The financial impact will be determined once all definitive agreements, which are currently being negotiated, have been signed. We have determined that as at June 30, 2022, there is no impairment loss to recognize. The ultimate resolution of this dispute may differ from this determination and there is no certainty that the carrying value will remain recoverable. Refer to Note 17 for more information.

2021
Lagunas Norte
As described in Note 4, on February 16, 2021, we announced an agreement to sell our 100% interest in the Lagunas Norte gold mine in Peru to Boroo for total consideration of up to $81 million. An impairment reversal of $86 million was recognized in the first quarter of 2021 based on the March 31, 2021 fair value of the consideration to be received of $63 million. Lagunas Norte was in a net liability position, which resulted in an impairment reversal that exceeded the fair value less costs of disposal ("FVLCD"). The transaction closed on June 1, 2021.

14 ■ Fair Value Measurements

a)    Assets and Liabilities Measured at Fair Value on a Recurring Basis

As at June 30, 2022	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Aggregate fair value
	(Level 1)	(Level 2)	(Level 3)
Cash and equivalents	$5,780	$—	$—	$5,780
Other investments[1]	74	—	—	74
Derivatives	—	59	—	59
Receivables from provisional copper and gold sales	—	236	—	236
	$5,854	$295	$—	$6,149
1    Includes equity investments in other mining companies.

b)    Fair Values of Financial Assets and Liabilities

	As at June 30, 2022		As at December 31, 2021
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Other assets[1]	$405	$405	$382	$382
Other investments[2]	74	74	414	414
Derivative assets[3]	59	59	53	53
	$538	$538	$849	$849
Financial liabilities
Debt[4]	$5,144	$5,480	$5,150	$6,928
Other liabilities	519	519	473	473
	$5,663	$5,999	$5,623	$7,401
1Includes restricted cash and amounts due from our partners.
2Includes equity investments in other mining companies. Recorded at fair value. Quoted market prices are used to determine fair value.
3Primarily consists of contingent consideration received as part of the sale of Massawa and Lagunas Norte.
4Debt is generally recorded at amortized cost. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

The Company’s valuation techniques were presented in Note 26 of the 2021 Annual Financial Statements and have been consistently applied in these interim financial statements.

BARRICK SECOND QUARTER 2022	93	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

15 ■ Capital Stock

a)    Authorized Capital Stock
Our authorized capital stock is composed of an unlimited number of common shares (issued 1,770,936,335 common shares as at June 30, 2022). Our common shares have no par value.

b)    Dividends
The Company’s practice has been to declare dividends after a quarter in the announcement of the results for the quarter. Dividends declared are paid in the same quarter.
The Company’s dividend reinvestment plan resulted in 105,298 common shares issued to shareholders for the six months ended June 30, 2022.

c)    Return of Capital
At the Annual and Special Meeting on May 4, 2021, shareholders approved a $750 million return of capital distribution. This distribution was derived from a portion of the proceeds from the divestiture of Kalgoorlie Consolidated Gold Mines in November 2019 and from other recent dispositions made by Barrick and its affiliates in line with our strategy of focusing on our core assets. The total return of capital distribution was paid in three equal tranches of $250 million on June 15, 2021, September 15, 2021 and December 15, 2021.

d) Share Buyback Program
At the February 15, 2022 meeting, the Board of Directors authorized a share buyback program for the repurchase of up to $1.0 billion of the Company's outstanding common shares over the next 12 months. During the second quarter of 2022, Barrick purchased 8.5 million common shares for a total of $173 million.
The actual number of common shares that may be purchased, and the timing of any such purchases, will be determined by Barrick based on a number of factors, including the Company's financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction.
The repurchase program does not obligate the Company to acquire any particular number of common shares, and the repurchase program may be suspended or discontinued at any time at the Company's discretion.

16 ■ Non-controlling Interests Continuity

	Nevada Gold Mines	Pueblo Viejo	Tanzania Mines[1]	Loulo-Gounkoto	Tongon	Other	Total
NCI in subsidiary at June 30, 2022	38.5%	40%	16%	20%	10.3%	Various
At January 1, 2021	$5,978	$1,193	$263	$933	$39	($37)	$8,369
Share of income	980	174	35	71	6	—	1,266
Cash contributed	—	—	—	—	—	12	12
Decrease in non-controlling interest	(49)	—	—	—	—	(37)	(86)
Disbursements	(848)	(178)	—	(51)	(16)	(18)	(1,111)
At December 31, 2021	$6,061	$1,189	$298	$953	$29	($80)	$8,450
Share of income (loss)	387	54	24	34	(2)	—	497
Disbursements	(384)	(94)	(12)	(17)	(17)	—	(524)
At June 30, 2022	$6,064	$1,149	$310	$970	$10	($80)	$8,423
1Tanzania mines consist of the two operating mines (North Mara and Bulyanhulu) and Buzwagi which transitioned into closure early in the third quarter of 2021).
17 ■ Contingencies

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.
Except as noted below, no material changes have occurred with respect to the matters disclosed in Note 35 “Contingencies” to the 2021 Annual Financial Statements, and no new contingencies have occurred that are material to the Company since the issuance of the 2021 Annual Financial Statements.

The description set out below should be read in conjunction with Note 35 “Contingencies” to the 2021 Annual Financial Statements.

Litigation and Claims Update
Proposed Canadian Securities Class Actions (Pascua-Lama)
On March 22, 2022, the Ontario Superior Court of Justice rendered its decision concerning the Plaintiffs’ motion for leave to proceed with statutory secondary market misrepresentation claims pertaining to Barrick’s capital cost and schedule estimates for the Pascua-Lama project and various accounting and financial reporting matters. In its decision, the Court denied leave to proceed in respect of all but two of those claims. The Court solicited additional

BARRICK SECOND QUARTER 2022	94	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
submissions from the parties before deciding whether to grant leave to proceed in respect of the two remaining claims. The parties delivered additional written submissions during May 2022 and supplemental oral argument on June 27, 2022. On July 18, 2022, the Court rendered a supplemental decision granting the Plaintiffs leave to proceed with the two claims in question as against Barrick and two of its former senior executives.
The Company is seeking leave to appeal to the Divisional Court from the decision of the Superior Court to permit the Plaintiffs to proceed with the two claims referred to above. The Plaintiffs have filed an appeal with the Court of Appeal for Ontario from the decision of the Superior Court to deny leave to proceed in respect of the other claims pertaining to Barrick's capital cost and schedule estimates and accounting and financial reporting matters.
In the Quebec action, the hearing of the proposed representative plaintiff’s appeal from the March 2020 decision denying leave to proceed and class certification took place on May 2, 2022. A decision in this matter is pending.

Pascua-Lama – SMA Regulatory Sanctions
On July 12, 2022, the Chilean Supreme Court issued a decision in which it rejected the appeal brought by a group of local farmers to challenge the September 2020 decision of the Antofagasta Environmental Court. In that decision, the Environmental Court had upheld the closure order and sanctions imposed by Chile's environmental regulator (the Superintendencia del Medio Ambiente or "SMA") on Compañia Minera Nevada ("CMN"), Barrick's Chilean subsidiary that holds the Chilean portion of the Pascua-Lama Project, in the Revised Resolution from January 2018, and also ordered the SMA to reevaluate two environmental infringements contained in the Revised Resolution. The SMA will now determine the appropriate administrative fine to be imposed on CMN with respect to those two environmental infringements in accordance with the Environmental Court's decision.
No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict the amount of the additional administrative fine to be imposed by the SMA.

Veladero – Tax Assessment and Criminal Charges
On February 4, 2022, the Argentine Minister of Economy, the competent authority in this matter, issued a decision denying the application of the Canada-Argentina Tax Treaty to the Tax Assessment. MAS appealed this decision on February 18, 2022.
Separately, on April 12, 2022, the trial court issued a ruling dismissing the criminal charges against the MAS directors in the Criminal Tax Case. The Argentinean Federal Tax Authority (“AFIP”) appealed this ruling to the Court of Appeals and both parties submitted their arguments on May 26, 2022. A decision of the Court of Appeals is pending.

Writ of Kalikasan
In the fall of 2021, the justice who was presiding over the panel of justices of the Court of Appeals hearing this matter was appointed to the Supreme Court of the Philippines.
On March 2, 2022, the Supreme Court of the Philippines issued a Resolution dismissing the Company's March 12, 2020 Petition for Reconsideration of the Court's
dismissal of the Company's Petition for Certiorari on January 15, 2020.
On March 16, 2022, the Supreme Court of the Philippines issued a Resolution dismissing the Company's September 10, 2021 Petition for Certiorari of the Court of Appeals' Resolutions dated January 21, 2021 and June 14, 2021.
On April 26, 2022, the Court of Appeals issued a Resolution constituting a new panel of justices to preside over the Writ of Kalikasan proceeding. The new panel will determine the outstanding motions before the Court of Appeals and preside over the trial.
On June 30, 2022, the Company filed a Motion for Court-Annexed Mediation between the Company and the Province of Marinduque.

Reko Diq Arbitration
On March 20, 2022, the Company executed an Umbrella Agreement with Antofagasta plc and the Governments of Pakistan and Balochistan, pursuant to which, if the conditions to closing are satisfied, the project would be reconstituted with Barrick as the operator going forward and, following such reconstitution, Antofagasta would exit the project. Pursuant to the Umbrella Agreement, a Temporary Standstill Agreement would be executed once a certain condition of an escrow account in favor of Antofagasta in the amount of $900 million was satisfied. This condition was satisfied, and the Temporary Standstill Agreement went into effect on April 5, 2022. Pursuant to the Temporary Standstill Agreement, all legal and arbitral proceedings initiated by the parties in relation to the Reko Diq dispute are suspended while the parties work toward execution of definitive agreements and closing under the Umbrella Agreement.

Porgera Special Mining Lease
On April 7, 2022, the Shareholders’ Agreement for the new Porgera joint venture company was signed by Porgera (Jersey) Limited, which is an affiliate of Barrick Niugini Limited (“BNL”), and the state-owned Kumul Minerals (Porgera) Limited. The Shareholders’ Agreement will become effective following signature by Mineral Resources Enga Limited (“MRE”), the holder of the remaining 5% of the original Porgera joint venture not owned by BNL, which will allow for the incorporation of a new Porgera joint venture company and application by this entity for a new Special Mining Lease, a condition of the reopening of the Porgera mine under the Commencement Agreement. On April 21, 2022, the PNG National Parliament passed legislation to provide, among other things, certain agreed tax exemptions and tax stability for the new Porgera joint venture. This legislation was certified on May 30, 2022, and will come into effect following a public notice process under PNG law.
On July 7, 2022, the Papua New Guinea Supreme Court dismissed the proceeding which had been initiated in December 2021 by a group of local landowners seeking a declaration that they own and can mine the minerals situated on their customary lands, including at the Porgera mine, and that certain provisions of the Mining Act and related provisions of the Papua New Guinea Constitution are invalid. The dismissal was based on technical grounds. BNL had intervened in this matter to protect its rights.

BARRICK SECOND QUARTER 2022	95	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Tanzania – Concentrate Export Ban and Related Disputes
In March 2022, the Company made a further payment of $40 million, bringing the total amount paid to date to $140 million, toward the Settlement Amount, as provided under the signed agreement with the Government of Tanzania (“GoT”) for the resolution of all outstanding disputes between the GoT and the mining companies formerly operated by Acacia Mining plc (“Acacia”) and now managed by Barrick.

Tanzanian Revenue Authority Assessments
All of the tax disputes between the former Acacia and the Tanzanian Revenue Authority (“TRA”) were considered resolved as part of the settlement with the GoT described above under "Tanzania – Concentrate Export Ban and Related Disputes." In furtherance of this settlement, compromise and release agreements have been executed by the parties to each of the tax disputes. These agreements have been filed and adopted by the relevant courts in Tanzania for the full and final settlement of the tax disputes.

Zaldívar Chilean Tax Assessment
Court proceedings in this matter resumed in April 2022, following a delay due to the Covid-19 pandemic. The parties presented evidence to the Tax Court in this matter on May 6, 2022, and the decision of the Tax Court is pending.

Kibali Customs Dispute
The Company is engaged in discussions with the Customs Authority regarding the customs claims. A formal reassessment notice has not yet been issued by the Customs Authority with respect to these claims.

Zaldívar Water Claims
On March 30, 2022, the State Defense Council ("CDE"), an entity that represents the interests of the Chilean state, filed a lawsuit in the Environmental Court of Antofagasta against Compañía Minera Zaldívar SpA (“CMZ”), the joint venture company that operates the Zaldívar mine, and two other companies with mining operations that utilize water from a shared aquifer (Minera Escondida Ltda. and Albermarle Ltda.) The CDE claims that the extraction of groundwater by these companies since 2005 has caused environmental damage to the surrounding area. The CDE’s lawsuit seeks to require the companies to conduct a series of studies and undertake certain actions to protect and repair the alleged environmental damage in the area, and also to cease extracting water from the aquifer.
CMZ presented its defense on June 15, 2022, and will submit evidence when the case reaches the evidentiary stage.
The Company intends to continue to vigorously defend its position. No amounts have been recorded for any potential liability under this matter, as the Company cannot reasonably predict the outcome.

BARRICK SECOND QUARTER 2022	96	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Corporate Office
Barrick Gold Corporation
161 Bay Street, Suite 3700
Toronto, Ontario M5J 2S1
Canada

Telephone: +1 416 861-9911
Email: investor@barrick.com
Website: www.barrick.com

Shares Listed
GOLD     The New York Stock Exchange
ABX    The Toronto Stock Exchange

Transfer Agents and Registrars
TSX Trust Company
P.O. Box 700, Postal Station B
Montreal, Quebec H3B 3K3
or
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6201 – 15 Avenue
Brooklyn, New York 11219

Telephone: 1-800-387-0825
Fax: 1-888-249-6189
Email: inquiries@astfinancial.com
Website: www.astfinancial.com

Enquiries
President and Chief Executive Officer
Mark Bristow
+1 647 205 7694
+44 788 071 1386

Senior Executive Vice-President and
Chief Financial Officer
Graham Shuttleworth
+1 647 262 2095
+44 779 771 1338

Investor and Media Relations
Kathy du Plessis
+44 20 7557 7738
Email: barrick@dpapr.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “strategy”, “target”, “plan”, “opportunities”, “guidance”, “allocated”, “project”, “continue”, “committed”, “estimate”, “potential”, “capable”, “proposed”, “future”, “prospective”, “focus”, “during”, “ongoing”, “following”, “subject to”, “scheduled”, “will”, “could”, “would”, “should”, “may” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; projected capital, operating and exploration expenditures; our ability to convert resources into reserves and replace reserves net of depletion from production; mine life and production rates; Barrick’s global exploration strategy and planned exploration activities, including in new prospective territories in the North America, Latin America, Africa and the Middle East, and Asia Pacific regions; the timeline and process for the reconstitution of a joint venture to carry out the future development and operation of the Reko Diq project; the planned updating of the historical Reko Diq feasibility study and our plans upon the project’s reconstitution; the proposed fiscal terms applicable to the Reko Diq project and the joint venture through which it is held; our plans and expected completion and benefits of our growth projects, including the Pueblo Viejo plant expansion and mine life extension project and Goldrush; the ability of the North Mara and Bulyanhulu mines to achieve Tier One status as a combined complex; the timeline for development of Bulyanhulu’s Deep West and North Mara’s Gena pushback; the anticipated benefits of the extension of Barrick’s credit facility and inclusion of sustainability-linked metrics; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including local community relations and investments (including local content programs and planned investments to develop healthcare, education and infrastructure in Tanzania and local employment, development and education initiatives in Mali), climate change, greenhouse gas emissions reduction targets, tailings storage facility management (including the new Tailings Storage Facility at Pueblo Viejo), health and safety performance and biodiversity initiatives; Barrick’s performance dividend policy; and expectations regarding future price assumptions, financial performance and other outlook or guidance.
Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this press release are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; the potential impact of proposed changes to Chilean law on the status of value added tax (“VAT”) refunds received in Chile in connection with the development of the Pascua-Lama project; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of or failure to obtain key licenses by governmental authorities; failure to comply with environmental and health and safety laws and regulations; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by supply chain disruptions caused by the ongoing Covid-19 pandemic and global energy cost increases following the invasion of Ukraine by Russia; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions being realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets. Barrick also cautions that its 2022 guidance may be impacted by the unprecedented business and social disruption caused by the spread of Covid-19. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).
Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.